08043028

# 75 years of keeping the wheels turning.

Received SEC
APR 0 9 2008
Washington, DC 20549

PROCESSED
APR 1 8 2008
THOMSON
FINANCIAL

Advance Auto Parts



www.perfectionclutc
PERFEC
ZOOM

*Advance Auto Parts is dedicated to "Keep the wheels turning" for our Team Members and our customers. It is our promise to our Team Members and customers, and it is the purpose of our business. It is the force that has powered Advance Auto Parts for 75 years. Our values are the engine that*


Mobil
FLUID

*drives our Advance machine – building the self confidence and success of every Team Member, serving our customers better than anyone else, and driving profitable growth with integrity. Success is dependent on winning with our customers with superior talent – at all places in our company. This is a step towards the future.*




Jeff
Advance Auto Parts

**Jeff Magee**, Store Manager in Pennsylvania, has been with the Team for over 14 years. Jeff is a valued resource to his region and his team, having mentored and coached numerous Team Members. Jeff's current store has outstanding results with regards to turnover, sales and operating income performance.

# Letter to our Stockholders

In order to turn around our business, we must begin with a focus on the customer.

***I am honored to have joined the Advance Auto Parts team, a company that for 75 years has been built on strong values while delivering great value to its customers. Our company's foundation is rooted in an honest, helpful and friendly personality. Now it is time to take that personality to the next level. I am realistic about the road ahead and encouraged about what I am learning.***

***Where are we?*** *Our Retail and Commercial customers have told us they want parts availability, parts quality and trusted brands, convenient locations and quick parts delivery, and knowledgeable in-store help. Our recent year 2010 store format focus, versus a customer focus, has us playing catch-up on parts availability, parts knowledge and cost structure. Our largest opportunity is driving top line sales growth by focusing on what matters most to our customers.*

***Where are we going?*** *In order to turn around our business, we must begin with a focus on the customer. We must embrace a customer acceleration culture and strategy. We must embrace a turnaround mentality in terms of speed, simplicity, and prioritization. Our strategy is a simple focus on people, our customers and our Team Members. Specifically, the Customer Acceleration strategy targets the retail and commercial customer needs. The customers' needs will require us to prioritize Availability Excellence (parts and solutions), Superior Experience (Team Member knowledge and delivery needs) and Returns per Member (a relentless focus on increasing our profit per Team Member).*

*There is evidence that our parts availability enhancements to date are beginning to positively impact our commercial business. The streamlining of the cost structure that we undertook in 2007 is beginning to pay dividends as well. However, simplification of our store operating model, the transformation of our supply chain and structuring our organization around the customer are all in the initial stages. These are also focused on our largest opportunity which is top line sales growth.*

*Our view of 2008 is that the customer and the related macroeconomic trends will continue to be volatile. The economic environment is what it is. While we do not like it, we are focused on maximizing what we can control while improving our business model for the future. We are focusing on simple ways to build our top and bottom line. Specifically, we are growing our commercial business and building the sales productivity of our inventory and sales floor while simultaneously taking costs and work out that are not adding value to our customer experience.*



***John Brooks**, Commercial Parts Pro in Kentucky, has been with our Team for over eight years. John's sales, tenure of drivers and dedication to the community are all reasons that he is a star player for our Team.*

*While we are making progress on many initiatives that are focused on the customer, we are just beginning. Our future will require a more adaptive customer-driven model. We will be navigating considerable change as we focus on turning our business around and delivering a better future.*

*Since joining the team at the beginning of 2008, I have been very impressed with our Team Members' commitment to serving our customers. I thank our Team Members for their commitment and look forward to listening to them as we continue to grow our company.*

*We have a ways to go; however, I am confident that the Customer Acceleration strategy is the key to re-igniting the Advance Auto Parts culture to "serve the customer better than anyone else," and that we have assembled the team that is up to the task. I am excited and energized about 2008, as we keep the wheels turning for our customers!*

*We appreciate your support and confidence.*

*Sincerely,*

**Darren R. Jackson,**
*President and Chief Executive Officer*

***I am confident that the Customer Acceleration strategy is the key to re-igniting the Advance Auto Parts culture to "serve the customer better than anyone else," …*** *I am excited and energized about 2008, as we keep the wheels turning for our customers!*



***Paige McDonnell*** *works for Autopart International in New Store Development at the corporate office. Paige has been Team Member of the Year the past two years for Autopart International, proving her dedication to the Team and also her customers.*

*I thank our Team Members for their commitment and look forward to listening to them as we continue to grow our company.*

***Financially, 2007 was not the year that we had hoped for. However, we are committed to turning around the elements of our strategy, our business model and our focus in order to be successful in an increasingly volatile and complex environment.*** *Our biggest opportunity is driving top line sales growth. Our sales per square foot and operating income per Team Member are in the bottom half of the industry despite all of our capital investments over the last 8 years. We are going to focus on simple ways to build our top and bottom lines. We are growing our commercial business, improving the sales productivity of our inventory and sales floor while taking out costs and work that the customer is not interested in.*


$3,494
$3,770
$4,265
$4,617
$4,844
03
04
05
06
07

**Sales**
*(in millions)*


$1,379
$1,453
$1,555
$1,551
$1,527
03
04
05
06
07

**Average Sales per Store**
*(in thousands)*


2,539
2,652
2,872
3,082
3,261
03
04
05
06
07

**Number of Stores**


$1.39
$1.66
$2.13
$2.16
$2.28
03
04
05
06
07

**Comparable Income from Continuing Operations per Diluted Share**

# Five-Year Results

| Statement of Operations Data: (in thousands, except per share data) | 5-Year Compounded Growth | Fiscal Year (1) 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|---|
| Net sales(2) | 9.0% | $4,844,404 | $4,616,503 | $4,264,971 | $3,770,297 | $3,430,680 |
| Gross profit (3) | 10.2% | 2,320,969 | 2,201,164 | 2,014,478 | 1,753,371 | 1,575,756 |
| Comparable operating income (4) | 9.5% | 416,429 | 403,350 | 408,492 | 328,758 | 289,441 |
| Comparable income from continuing operations (5) | 11.3% | 238,317 | 231,318 | 234,725 | 188,027 | 155,091 |
| Comparable income from continuing operations per diluted share (5) | | $2.28 | $2.16 | $2.13 | $1.66 | $1.39 |
| Weighted average diluted shares outstanding | | 104,654 | 107,124 | 109,987 | 113,222 | 112,115 |
| **Selected Store Data:** | | | | | | |
| Comparable store sales growth | | 0.8% | 2.1% | 8.7% | 6.1% | 3.1% |
| Number of stores, end of period | | 3,261 | 3,082 | 2,872 | 2,652 | 2,539 |
| Total store square footage, end of period (in thousands) | | 23,982 | 22,753 | 21,246 | 19,734 | 18,875 |
| Average net sales per store (in thousands) (6)(7) | | $1,527 | $1,551 | $1,555 | $1,453 | $1,379 |
| Average net sales per square foot (6)(8) | | $207 | $210 | $209 | $195 | $186 |
| **Balance Sheet Data:** | | | | | | |
| Inventory | | $1,529,469 | $1,463,340 | $1,367,099 | $1,201,450 | $1,113,781 |
| Net working capital | | 456,897 | 498,553 | 406,476 | 416,302 | 372,509 |
| Total assets | | 2,805,566 | 2,682,681 | 2,542,149 | 2,201,962 | 1,983,071 |
| Total net debt (9) | | 521,018 | 500,318 | 448,187 | 433,863 | 464,598 |
| Total stockholders' equity | | 1,023,795 | 1,030,854 | 919,771 | 722,315 | 631,244 |

| | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| Comparable operating income | $416,429 | $403,350 | $408,492 | $328,758 | $289,441 |
| Merger and integration (10) | - | - | - | - | (10,417) |
| Operations effect on 53rd week | - | - | - | - | 9,210 |
| Operating income | $416,429 | $403,350 | $408,492 | $328,758 | $288,234 |

| | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| Comparable income from continuing operations | $238,317 | $231,318 | $234,725 | $188,027 | $155,091 |
| Add back items from footnote (4) | - | - | - | - | (1,207) |
| Interest expense in 53rd week | - | - | - | - | (368) |
| Loss on extinguishment of debt | - | - | - | - | (46,887) |
| Tax impact of above items | - | - | - | - | 18,658 |
| Income from continuing operations | $238,317 | $231,318 | $234,725 | $188,027 | $125,287 |
| Income from continuing operations per diluted share | $2.28 | $2.16 | $2.13 | $1.66 | $1.12 |

(1) Our fiscal year consists of 52 or 53 weeks ending on the Saturday nearest to December 31. The Company excluded the operating results of the 53rd week in fiscal 2003 as reconciled in the footnotes below; therefore, all fiscal years presented consist of 52 weeks. Fiscal year 2003 includes non-GAAP measures. The Company used these non-GAAP measures as an indication of its earnings from its core operations and believes it is important to our stockholders due to the nature and significance of the excluded expenses. Please see our reconciliation of comparable operating income and comparable income from continuing operations included in the table above.

(2) Net sales for fiscal year 2003 exclude the effect of the 53rd week in the amount of $63,016.

(3) Gross profit for fiscal year 2003 excludes the effect of the 53rd week in the amount of $28,762.

(4) Comparable operating income excludes certain charges as included in the following reconciliation of this measurement to our operating income presented under generally accepted accounting principles in our financial statements contained in the Form 10-K included in this annual report.

(5) Comparable income from continuing operations excludes the items in footnote (4) above and the early extinguishment of debt. Below is a reconciliation of comparable income from continuing operations to income from continuing operations presented under generally accepted accounting principles in our financial statements contained in the Form 10-K included in this annual report.

(6) The ending store count and/or store square footage used in the calculation of the 2005 ratios has been weighted for the period of the AI acquisition.

(7) Average net sales per store is calculated as net sales divided by the average of beginning and ending number of stores for the respective period. The fiscal 2003 net sales exclude the effect of the 53rd week in the amount of $63,016.

(8) Average net sales per square foot is calculated as net sales divided by the average of the beginning and ending total store square footage for the respective period. The fiscal 2003 net sales exclude the effect of the 53rd week in the amount of $63,016.

(9) Net debt includes total debt and bank overdrafts, less cash and cash equivalents as presented in the Form 10-K included in this annual report.

(10) For more information on these charges refer to the footnotes to the table setting forth our "Selected Consolidated Financial Data" on page 17 in the Form 10-K included in this annual report.



**Since 1932, Advance Auto Parts has helped millions tune up, strip down and change out just about anything related to their cars, trucks, SUVs ... even a lawnmower here and there. Seventy-five years of keeping the wheels turning on just about anything that runs.**



*That's a lifetime of providing the right parts and know-how to an ever-growing population of vehicle owners.*

*Since Arthur Taubman founded Advance, the automotive aftermarket has been a business that is constantly revolutionizing itself. Today, there are over 220 million vehicles on the road and the average age of those vehicles has increased to over nine years. Older cars mean more maintenance and upkeep that is either performed at home or in a professional's garage.*



ISRAEL FIGUEROA,
2ND ASSISTANT MANAGER

*Over the years, the simple automobiles of our parents and grandparents have developed into technologically advanced transportation systems requiring more service and a lot more expertise. We've watched this transformation and we've built our business around making sure our customers remain the masters of their machines.*

### WHO'S IN THE DRIVER'S SEAT?

*Who is the Advance customer? Are they wrenching up to install underdrive power pulleys or just changing oil? The first step to achieving our mission is to know the expectations of each of our audiences. One of Advance's customers is the Do-It-Yourself (DIY) vehicle owner. They are the traditionalists – the ones who aren't afraid to get their hands dirty. They work on their cars because they want to. There are also light DIYers – the ones who perform simple vehicle projects. They are knowledgeable enough to do quick and easy projects and have the potential to learn more.*

**"Our customers want to FIX**

Advance's second customer segment emerged in 1995 with the founding of our Commercial Delivery Program. The Do-It-For-Me (DIFM) professional installer is an essential part of Advance's business. These customers include local independent garages and national and regional chains. Today, the commercial segment of the automotive aftermarket has grown to a highly fragmented $60 billion business. Advance has a tremendous opportunity to gain market share in this industry by serving the DIFM customer better than anyone else.

In 2007, Advance Auto Parts started a business strategy review to update what matters most to our customers. The related customer research identified four key shopping components that Advance needed to pursue to better meet customer needs, which are parts availability, parts quality, knowledgeable in-store service and convenience. We also learned that it is vital that we understand how to speak to every segment of our customer base within both the DIY and DIFM markets. For example, we have begun several new marketing initiatives for our traditionalist customers.

Knowing our customers is critical and having a talented team and the ability to develop and implement successful strategies based on that knowledge is paramount. Knowing our customers takes us beyond just selling parts. We are selling availability, quality, know-how and most importantly, a partnership that gives our customers the confidence to get out there, roll up their sleeves and do-it-themselves.

**PARTS AVAILABILITY: RIGHT PART, ALL THE TIME**

Whether the customer is a DIYer staring down a check engine light or a professional installer with all the bays full and a room of anxious customers, there's one thing on their minds: availability. The bottom line is if we don't have it, someone else will. When you are talking about a car problem, having the right part at the right time is critical – availability is everything. Continued on next page



**KENT HARPER,**
DIVISION COMMERCIAL SALES MANAGER

**what is broken without going broke."**



*In 2007, we embraced the challenge of improving our parts availability. Using external research as well as input from our Field Operations Team Members, Store Managers and Parts Pros, we aggressively worked to improve our merchandise mix by year-end and did so in the following ways:*

- *Provided better late model and import parts coverage in a number of our key markets.*
- *Reacted more quickly to store requests for parts by incrementally adding them to inventory.*
- *Increased our custom mix of parts assortment customized to specific stores.*
- *Enhanced systems which give our Merchandising Team more data and greater flexibility to research the parts needs of our stores.*



*As part of our availability strategy, we have begun to optimize our entire supply chain in order to get the right parts closest to our customers. In addition, we identified ways for our commercial fleet to act as a store safety net to efficiently move parts around within our markets and reduce customer wait time for harder-to-find parts. Redefining these roles will result in a more effective and cost-efficient supply chain to support our parts availability strategy.*

*Portions of our parts availability efforts are being funded through tighter management of existing inventory. Throughout 2007, we began improving inventory productivity through more targeted product distribution decision-making, effective promotional activity, minimizing over-ordering capability at the store level, and aggressively returning less productive inventory. These efforts are resulting in improved inventory productivity rates chain-wide and a more accurate merchandise mix that addresses our customers' needs on a store-by-store basis.*

*We will continue to optimize and innovate within our supply chain in 2008 and lay the foundation for transformational change in the years ahead. Our ability to create breakthrough in the capability of our supply chain network, as well as our parts assortment decision support systems, is paramount to providing industry-leading coverage of the parts our customers need at the right place and time.*

*Improved management and flexibility of our supply chain means ongoing improvements to our availability efforts. This will get our customers out of the waiting areas and into their garages faster than ever before. Availability is power!*



***Rick St. Pierre,***
*Division Manager*

**"We want to teach customers to ROLL**

### PARTS QUALITY: LEADING THE CHARGE

*Depending on the customer, sometimes it isn't just about having a particular part … it's the name on the part you have. Customers that express brand loyalties often frequent the places they know will carry the brands they trust, and DIFM customers and traditional DIYers often prefer certain brands. Advance is addressing this need by building new vendor relationships and adding brands that our customers and Team Members tell us they trust.*

*Advance is proud to announce the addition of the following brands to our merchandise mix:*

- *BWD® ignition and emission parts*
- *REMY® and WORLDWIDE® starters and alternators*
- *AIRTEX® fuel pumps and water pumps*
- *VISTEON® heating and cooling parts*
- *FOUR SEASONS® A/C parts*



**CATHY SILVA,**
COMMERCIAL DELIVERY DRIVER

*This is just the beginning. Advance is committed to continually searching out and providing the most desirable brands for our customers. We are working like never before to establish our credibility and brand image. This allows access to new revenue streams in both the DIFM and DIY customer segments. In addition, Advance is making a concerted effort to sharpen our parts pricing in key categories in order to show our strength in the market. These price moves will be funded through sales increases of parts, which yield a higher margin dollar for dollar.*

*Our push to provide the brands our customers want at competitive prices puts us front and center in their minds, and in their garages. That's where we want to be … and right where we belong.*

**Continued on next page**

**up their sleeves and get under the hood."**



### *CUSTOMER SERVICE: WHERE KNOW-HOW RULES THE ROAD*

*You can have every product available in your stores, but when you don't have the right people, you can't win. Plain and simple. At Advance Auto Parts, providing legendary customer service is more than a good business practice, it's the way we do business. We have more than 43,000 knowledgeable, friendly and professional Team Members that represent our "wrench up" attitude and keep our customers coming back time after time.*

*As part of our business strategy review, we saw a tremendous opportunity to grow our already strong and product-knowledgeable Team. In 2007, we developed a parts assessment tool to evaluate and develop a baseline measurement of our Team Members' automotive expertise. In addition, we are using this assessment tool with external job candidates. The feedback we received is allowing us to target store-level training needs and develop better recruiting tools to attract the right Team Members.*

*Greater customer satisfaction, confidence and loyalty among our customers is something that can only be achieved by having the most knowledgeable, energetic team. Properly training the right people to serve our customers better than anyone else is a guarantee that will have customers driving past our competitors' parking lots and into ours. And they'll tell a friend, too.*

### *CONVENIENCE: RECLAIMING GARAGES ON EVERY STREET*

*Meeting expectations for convenience and speed of delivery is yet another guarantee that customers will exit our stores with the right parts and meaningful experience, and it also means they will return.*

*Advance is committed to locating and operating stores that are convenient to our customers and are well-stocked and easy to shop, while also being cost-effective for the Company's bottom line. Future locations for new stores will be carefully considered with respect to both DIY and DIFM customers. This is a significant change from our store location strategy in the past few years, meaning we will look beyond "Main on Main" locations for real estate that will be easily accessible for our customers.*

**CHARLIE DEAN,** COMMERCIAL PARTS PRO

**"Ask any garage owner; what they need most is the**

*In addition, we see opportunities to adjust our store format to accommodate more parts. We are testing various prototypes and floor layouts to optimize parts availability and sales floor needs. Some of these opportunities can be implemented quickly and some will take time as we work through our new store pipeline.*

*Parts availability, quality and service are essential elements to making our customers' shopping experience a convenient one, but when you get down to the nuts and bolts of any operation, it's about your location to that customer's garage or car in need.*



***DIFM: WHAT THE PROS TELL US***

*If there was ever a chance for us to prove we can pop the hood and get our hands dirty better than anyone else, then it is with the tremendous opportunity that exists in the DIFM market.*

*DIFM professional installers are the fastest growing segment of the automotive aftermarket, and we have an unbelievable opportunity to transform our company by exceeding expectations with these customers. Our commercial research, as well as the experience we've gained from Autopart International, (AI), is providing us more insight on how to further grow this business. Our strategies involve expanding our assortment of high quality parts, expertise in our stores and in the field, and convenience provided through strong locations, easy-to-shop stores, and quick, dependable commercial delivery.*

*Our AI Team celebrated the opening of their 100th store in 2007, as well as their 50th year in business. AI also successfully opened their new distribution center in Norton, Massachusetts in the first quarter, which provides the capacity to serve up to 300 stores. AI and Advance both share similar values regarding legendary customer service, serving as a cornerstone of each company.*

*The DIFM market is made up of experienced, professionals and they demand results. Our customers' actions speak louder than words. We must have the quality, availability and customer service to meet those customers' needs through our commercial program.*

***Continued on next page***

***Future locations for new stores will be carefully considered in respect to both DIY and DIFM customers.*** *This is a significant change from our store location strategy in the past few years, meaning we will look beyond "Main on Main" locations for real estate that will be easily accessible for our customers.*


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225
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447
29
Virgin Islands 1

***Distribution Centers:*** ☆

**RIGHT part, the first time.**



### COST STRUCTURE: INCREASING RETURNS PER MEMBER

*The economy over the past two years has been very challenging to the industry's sales. Rising gasoline prices, interest rates and high heating costs combined to impact our customers' ability to make their usual auto maintenance purchases. At the same time, Advance's cost of doing business prior to 2007 had not declined in response to these economic factors. In fact, certain costs such as new store investments, selling costs and advertising continued to rise. But like a good mechanic, we were able to get in there, troubleshoot and begin to make adjustments to keep our machine running smoothly.*



*In 2007, Advance took a hard look at the cost of doing business and made some significant decisions to improve our cost structure. As part of our ongoing review, we have simplified and improved the efficiency of our store sales floor, which has resulted in fewer tasks that our Team Members need to perform so they can increase their focus on customer service and driving sales. The simplifications to our sales floor, include reducing the number of plan-o-grams, weekly price changes, and monthly point-of-purchase signage and end cap rotations in stores. In addition, we reviewed and rationalized all sales floor SKUs to remove less productive inventory.*





*With our parts-focused initiatives, we see our parts categories growing; however, we continue to see softness in our more highly discretionary categories. We believe our focus on parts availability, a more productive and effective advertising program, increasing parts knowledge in our stores and other initiatives will drive the DIY business more positively, but there is still more we can do as a company to offset soft sales.*

*In order to build a leaner cost structure, we eliminated advertising expenditures that we determined were not productive. We continue to test and measure other advertising to make sure we are delivering a return on our investment. We have begun implementation of our 2008 media plan, which shifts expenditures away from print toward more electronic media such as television, radio and the Internet. In addition, we are increasing the portion of our total advertising and marketing spending that is aimed at our Hispanic customers. In partnership with our new ad agency, The Richards Group, we believe we can achieve a greater return on our marketing investment in 2008.*

**TINA DAVENPORT,**
*STORE MANAGER*

**"We don't just sell parts to customers, we SELL**

*Information technology, logistics and other investment projects that did not demonstrate an acceptable return or support our new direction have been eliminated. Instead, we have turned our focus toward those projects that will help us achieve our new strategic goals. We reduced our projected number of store openings in 2008 to 115 stores, halted our 2010 store remodel program, and have moved the opening of our new Remington, IN distribution center to the beginning of 2010.*

*Overall, we have identified more than $70 million in expense reduction initiatives for 2007 and 2008. We believe the expense reductions we have put in place will not compromise future sales growth; rather, they will result in a better business model and, of course, having a well-oiled machine means a smooth ride in the future.*



MARCUS THOMPSON, INVENTORY TRAINER

**confidence and know-how.”**

Advance Auto Parts

## *Keep the wheels turning.*

*The new outlook at Advance Auto Parts is simple: Wrench up, get in there and give it all you've got. In one form or another, that's always been our attitude. We have taken 75 years to build a great company whose engine still purrs like it just left the shop. We've had one solid focus that has never really changed, we've just made it better. It's dedication to providing customers with the right parts and products, empowering them with know-how and encouraging them with our can-do attitude.*

*It's being committed to executing that focus and knowing our customers see our efforts ... and they are responding. This all gets us closer to achieving our mission — to be the most complete, trusted and respected organization in the automotive aftermarket. To be the place that keeps the wheels turning.*


Advance
Auto Parts

## *Management's Responsibility for Financial Statements*

*The consolidated financial statements and related financial information presented in this Annual Report have been prepared with integrity, consistency and objectivity and are the responsibility of the management of Advance Auto Parts, Inc. (the Company). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on management's best estimates and judgments.*

*The Company's consolidated financial statements have been audited by the independent registered public accounting firm, Deloitte & Touche LLP, who conducted their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). The independent registered public accounting firm's responsibility is to express an opinion as to whether such consolidated financial statements present fairly, in all material respects, the Company's financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America.*

*The Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with members of Company management, the Company's internal audit department and the Company's independent registered public accounting firm to discuss accounting, auditing, control and other financial reporting matters. The committee is responsible for the oversight of the Company's internal audit department and independent registered public accounting firm.*

*The certifications of the Company's Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits 31.1 and 31.2, respectively, in its Form 10-K filed on February 27, 2008 with the Securities and Exchange Commission. In addition, the Company's Chief Executive Officer has certified to the New York Stock Exchange (NYSE) that he is not aware of any violation by the Company of the NYSE corporate governance listing standards.*

**DARREN R. JACKSON**
PRESIDENT AND CHIEF EXECUTIVE OFFICER

**MICHAEL A. NORONA**
EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

**(Mark One)**

**[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 29, 2007**

**OR**

**[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _______ to _______.**

**Commission file number 001-16797**

*Keep the wheels turning.*

# ADVANCE AUTO PARTS, INC.
**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Delaware** | **54-2049910** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **5008 Airport Road Roanoke, Virginia** | **24012** |
| (Address of Principal Executive Offices) | (Zip Code) |

**(540) 362-4911**
**(Registrant's telephone number, including area code)**

**Securities Registered Pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock ($0.0001 par value) | New York Stock Exchange |

**Securities Registered Pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of July 13, 2007, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the 106,659,839 shares of Common Stock held by non-affiliates of the registrant was $4,245,061,592, based on the last sales price of the Common Stock on July 13, 2007, as reported by the New York Stock Exchange.

As of February 22, 2008, the registrant had outstanding 94,517,071 shares of Common Stock, par value $0.0001 per share (the only class of common equity of the registrant outstanding).

**Documents Incorporated by Reference:**

Portions of the definitive proxy statement of the registrant to be filed within 120 days of December 29, 2007, pursuant to Regulation 14A under the Securities Exchange Act of 1934, for the 2008 Annual Meeting of Stockholders to be held on May 15, 2008, are incorporated by reference into Part III.

## TABLE OF CONTENTS


Page

**Part I.**

Item 1. Business .......... 2

Item 1A. Risk Factors .......... 9

Item 1B. Unresolved Staff Comments .......... 12

Item 2. Properties .......... 13

Item 3. Legal Proceedings .......... 14

Item 4. Submission of Matters to a Vote of Security Holders .......... 14

**Part II.**

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities .......... 15

Item 6. Selected Financial Data .......... 17

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations .......... 19

Item 7A. Quantitative and Qualitative Disclosures About Market Risks .......... 33

Item 8. Financial Statements and Supplementary Data .......... 34

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure .......... 34

Item 9A. Controls and Procedures .......... 34

Item 9B. Other Information .......... 34

**Part III.**

Item 10. Directors, Executive Officers and Corporate Governance .......... 35

Item 11. Executive Compensation .......... 35

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters .......... 35

Item 13. Certain Relationships and Related Transactions, and Director Independence .......... 35

Item 14. Principal Accountant Fees and Services .......... 35

**Part IV.**

Item 15. Exhibits, Financial Statement Schedules .......... 36

## FORWARD-LOOKING STATEMENTS

Certain statements in this report are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are usually identified by the use of words such as "will," "anticipates," "believes," "estimates," "expects," "projects," "forecasts," "plans," "intends," "should" or similar expressions. We intend those forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are included in this statement for purposes of complying with these safe harbor provisions.

These forward-looking statements reflect current views about our plans, strategies and prospects, which are based on the information currently available and on current assumptions.

Although we believe that our plans, intentions and expectations as reflected in or suggested by those forward-looking statements are reasonable, we may not give assurance that the plans, intentions or expectations will be achieved. Listed below and discussed elsewhere in this report are some important risks, uncertainties and contingencies which could cause our actual results, performance or achievements to be materially different from the forward-looking statements made in this report. These risks, uncertainties and contingencies include, but are not limited to, the following:

- the implementation of our business strategies and goals;
- our ability to expand our business;
- competitive pricing and other competitive pressures;
- a decrease in demand for our products;
- the occurrence of natural disasters and/or extended periods of unfavorable weather;
- our ability to obtain affordable insurance against the financial impacts of natural disasters;
- the availability of suitable real estate locations;
- our overall credit rating which impacts our debt interest rate and ability to obtain additional debt;
- deterioration in general economic conditions;
- our ability to attract and retain qualified team members;
- our relationship with our vendors;
- our involvement as a defendant in litigation or incurrence of judgments, fines or legal costs;
- adherence to the restrictions and covenants imposed under our revolving and term loan facilities;
- war or acts of terrorism; and
- other statements that are not of historical fact made throughout this report, including in the sections entitled "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors."

We assume no obligations to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in our other reports and documents filed with the Securities and Exchange Commission, or SEC, and you should not place undue reliance on those statements.

## PART I

### Item 1. Business.

Unless the context otherwise requires, "Advance," "we," "us," "our," and similar terms refer to Advance Auto Parts, Inc., its predecessor, its subsidiaries and their respective operations. Our fiscal year consists of 52 or 53 weeks ending on the Saturday closest to December 31 of each year. Fiscal 2003 included 53 weeks of operations. All other fiscal years presented included 52 weeks of operations.

#### Overview

We primarily operate within the United States automotive aftermarket industry, which includes replacement parts (excluding tires), accessories, maintenance items, batteries and automotive chemicals for cars and light trucks (pickup trucks, vans, minivans and sport utility vehicles). We currently are the second largest specialty retailer of automotive parts, accessories and maintenance items to "do-it-yourself," or DIY, and "do-it-for-me," or DIFM, customers in the United States, based on store count and sales.

We were formed in 1929 as Advance Stores Company, Incorporated and operated as a retailer of general merchandise until the 1980s. During the 1980s, we sharpened our focus to target sales of automotive parts and accessories to DIY customers. From the 1980s to the present, we have grown significantly as a result of strong comparable store sales growth, new store openings and strategic acquisitions. Since 1996, we have aggressively expanded our sales to DIFM customers through our commercial delivery program. Our parent company, Advance Auto Parts, Inc., was incorporated in 2001 in conjunction with the acquisition of Discount Auto Parts, Inc., or Discount. More recently in 2005, we acquired Autopart International, Inc., or AI.

Our Internet address is www.AdvanceAutoParts.com. We make available free of charge through our Internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

#### Operating Segments

We conduct our operations in two reportable segments: Advance Auto Parts, or AAP, and AI. The AAP segment is comprised of our store operations within the United States, Puerto Rico and the Virgin Islands which operate under the trade names "Advance Auto Parts," "Advance Discount Auto Parts" and "Western Auto." The AI segment consists solely of the operations of Autopart International, which continues to operate as an independent, wholly-owned subsidiary.

Financial information on our segments is included in Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of this Annual Report on Form 10-K. In addition, selected financial data for our segments is available in Note 18, *Segment and Related Information,* of the Notes to Consolidated Financial Statements, included in Item 15. *Exhibits, Financial Statement Schedules,* of this Annual Report on Form 10-K.

#### AAP Segment

At December 29, 2007, we operated 3,153 stores within the United States, Puerto Rico and the Virgin Islands. We operated 3,123 stores throughout 40 states in the Northeastern, Southeastern and Midwestern regions of the United States. These stores operated under the "Advance Auto Parts" trade name except for certain stores in the state of Florida, which operated under the "Advance Discount Auto Parts" trade name. These stores offer a broad selection of brand name and proprietary automotive replacement parts, accessories and maintenance items for domestic and imported cars and light trucks. In addition, we operated 30 stores under the "Western Auto" and "Advance Auto Parts" trade names, located in Puerto Rico and the Virgin Islands, or Offshore.

We also provide our customers online shopping and access to over two million stock keeping units, or SKUs. Our online site allows our customers to pick up merchandise at a conveniently located store or have their purchases shipped directly to their home or business.

*AAP Stores*

***Store Overview.*** Our stores generally are located in freestanding buildings in areas with high vehicle traffic counts, good visibility and easy access to major roadways. We believe that our stores exhibit a customer-friendly format with the majority of our stores featuring an updated exterior and interior, brighter lighting, clean graphics and a well-designed and easily navigated floor plan. The average size of our stores is 7,400 square feet with the size of our new stores approximating 7,000 square feet. We have recently introduced a 6,000 square foot prototype store. Our stores generally are open from 7:30 a.m. to 9:00 p.m. six days a week and 9:00 a.m. to 9:00 p.m. on Sundays and most holidays to meet the needs of our DIY and DIFM customers. We offer extended hours in a limited number of our stores, including 24 hours per day in certain stores.

Our stores carry a standard SKU offering of approximately 16,000 SKUs while certain stores carry slightly more SKUs within centralized market locations where there is demand for a more customized assortment of merchandise. Additionally, certain of our stores serve as Local Area Warehouses, or LAWs, where they carry an additional customized assortment of 10,000 SKUs for next day delivery to selected stores within the service area of each respective LAW. The standard SKU offering within each of our stores is replenished from one of our eight distribution centers on an average of once per week.

We also utilize a network of Parts Delivered Quickly, or PDQ®, facilities and one Master PDQ® facility to ensure our stores have the right product at the right time for our customers' needs. Our PDQ® and Master PDQ® network of facilities provide our customers an additional assortment of approximately 80,000 less common parts and accessories on same-day or overnight basis. Lastly, our customers have access to over 275,000 SKUs though our Special Order Center, an in-store kiosk where they order the requested item directly from one of our vendors for delivery to a particular store or other destination as chosen by the customer.

Store team members utilize our proprietary point-of-sale ("POS") system, including a fully integrated electronic parts catalog to identify and suggest the appropriate quality and price options for the SKUs that we carry, as well as the related products, tools or additional information that is required by our customers to complete their automotive repair projects properly and safely. We strive to be the leader in the automotive aftermarket industry in serving our customers by providing quality products at the right price and backed by a good warranty and outstanding customer service. We offer many of the products in our stores at a good, better or best recommendation differentiated by price and quality.

Some of the products offered in our stores include the following:

| | | | |
|---|---|---|---|
| Filters | Alternators | Transmissions | Windshield Wipers |
| Radiators | Batteries | Clutches | Windshield Washer Fluid |
| Brake pads | Shock Absorbers | Electronic Ignition Components | Floor Mats |
| Belts and Hoses | Struts | Engines | Steering Wheel Covers |
| Radiator hoses | Suspension Parts | Oil and Transmission Fluid | Lighting |
| Starters | Spark Plugs | Antifreeze | Wash and Waxes |

We also provide a variety of services free of charge to our customers including:

| | | |
|---|---|---|
| Battery installation | "How-To" Project Kiosks | Electrical system testing |
| Wiper installation | "How-To" Video Clinics | Oil and battery recycling |

Our retail stores are 100% company operated and are divided into four geographic areas. A senior vice president, who is supported by five to six regional vice presidents, manages each area of retail stores. Division managers report to the regional vice presidents and have direct responsibility for store operations in a specific division, which typically consists of 13 to 16 stores. Depending on store size and sales volume, each store is staffed by eight to 14 team members under the leadership of a store manager. We offer training to our employees, who we refer to as team members, including formal classroom workshops, online seminars and certification by the National Institute for Automotive Service Excellence ("ASE"), which is broadly recognized for training certification in the automotive industry. We also continue to increase the number of bilingual team members in our stores to better serve an increasingly diverse customer base.

***Commercial Sales.*** In addition to the in-store customer service provided to our DIY customers, we also maintain a commercial sales team dedicated to the development of our commercial business and the support of our DIFM customers, certain of which consist of national and regional accounts. Since 1996, we have aggressively expanded our sales to DIFM customers through our commercial delivery program. Sales to DIFM customers represented approximately 25% of our AAP sales in 2007 and consisted of sales to both walk-in commercial customers and sales delivered to our commercial customers' place of business, including independent garages, service stations and auto dealers. Our commercial strategy consists of the development of commercial marketing and merchandising initiatives with the continued focus on getting our DIFM customers to use us as their "first call" supplier. At December 29, 2007, we had 2,604 AAP stores with commercial delivery programs, or 83% of total AAP stores, which was slightly up from 81% at December 30, 2006.

***Store Development.*** Our store development program has historically focused on adding new stores within existing markets, relocating and remodeling existing stores and entering new markets. The addition of new stores, along with strategic acquisitions, has played a significant role in our growth and success. We believe the addition of new stores will continue to play a significant role in our future growth and success.

Our 3,153 AAP stores were located in the following states and territories at December 29, 2007:

| Location | Number of Stores | Location | Number of Stores | Location | Number of Stores |
|---|---|---|---|---|---|
| Alabama | 117 | Maryland | 72 | Oklahoma | 30 |
| Arkansas | 36 | Massachusetts | 50 | Pennsylvania | 156 |
| Colorado | 36 | Michigan | 83 | Puerto Rico | 29 |
| Connecticut | 32 | Minnesota | 16 | Rhode Island | 7 |
| Delaware | 5 | Mississippi | 58 | South Carolina | 122 |
| Florida | 447 | Missouri | 41 | South Dakota | 7 |
| Georgia | 226 | Nebraska | 19 | Tennessee | 144 |
| Illinois | 82 | New Hampshire | 9 | Texas | 162 |
| Iowa | 26 | New Mexico | 1 | Vermont | 7 |
| Indiana | 96 | New Jersey | 47 | Virgin Islands | 1 |
| Kansas | 26 | New York | 117 | Virginia | 166 |
| Kentucky | 89 | North Carolina | 225 | West Virginia | 65 |
| Louisiana | 59 | North Dakota | 4 | Wisconsin | 45 |
| Maine | 11 | Ohio | 180 | Wyoming | 2 |

The following table sets forth information concerning increases in the total number of our AAP stores during the past five years:

| | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| Beginning Stores | 2,995 | 2,810 | 2,652 | 2,539 | 2,435 |
| New Stores [(1)] | 175 | 190 | 169 | 125 | 125 |
| Stores Closed | (17) | (5) | (11) | (12) | (21) |
| Ending Stores [(2)] | 3,153 | 2,995 | 2,810 | 2,652 | 2,539 |

(1) Does not include stores that opened as relocations of previously existing stores within the same general market area or substantial renovations of stores.

(2) Includes 2 and 7 stores not operating at December 30, 2006 and December 31, 2005, respectively, primarily due to hurricane damage.

***Store Technology.*** Our store-based information systems, which are designed to improve the efficiency of our operations and enhance customer service, are comprised of a proprietary point-of-sale, or POS, system and electronic parts catalog, or EPC, system. Information maintained by our POS system is used to formulate pricing, marketing and merchandising strategies and to replenish inventory accurately and rapidly. Our POS system is fully integrated with our EPC system that enables our store team members to assist our customers in their parts selection and ordering based on year, make, model and engine type of their vehicles. Our centrally based EPC data management system enables us to reduce the time needed to exchange data with our vendors and ultimately catalog and deliver updated, accurate product information.

Our EPC system also contains enhanced search engines and user-friendly navigation tools that enhance our team members' ability to look up any needed parts as well as additional products the customer needs to complete their automotive repair project. If a hard-to-find part or accessory is not available at one of our stores, the EPC system can determine whether the part is carried and in-stock through our PDQ® system. Available parts and accessories are then ordered electronically from another store, LAW, PDQ® or Master PDQ® with immediate confirmation of price, availability and estimated delivery time.

We also support our store operations with additional proprietary systems. Our store-level inventory management system provides real-time inventory tracking at the store level. With the store-level system, store team members can check the quantity of on-hand inventory for any SKU, adjust stock levels for select items for store specific events, automatically process returns and defective merchandise, designate SKUs for cycle counts and track merchandise transfers. Our stores use radio frequency hand-held devices to help ensure the accuracy of our inventory. Our standard operating procedure, or SOP, system is a web-based, electronic data management system that allows our team members instant and quick access to any of our standard operating procedures through a comprehensive on-line search function. Additionally, we utilize a labor scheduling system known as management planning and training, or MPT. All of these systems are tightly integrated and together provide real-time, comprehensive information to store personnel, resulting in improved customer service levels, team member productivity and in-stock availability.

***Store Support Center***

***Merchandising.*** Purchasing for virtually all of the merchandise for our stores is handled by our centralized corporate offices in Roanoke, Virginia, or store support center. In 2007, we purchased merchandise from over 400 vendors, with no single vendor accounting for more than 7% of purchases. Our purchasing strategy involves negotiating agreements with certain vendors to purchase merchandise over a specified period of time along with other terms, including pricing, payment terms and volume.

Our merchandising team is skilled in sourcing high quality products globally and maintaining consistent inventory levels. The merchandising team has developed strong vendor relationships in the industry and, in a collaborative effort with our vendor partners, utilizes a category management process. We believe this process, which develops a customer focused business plan for each merchandise category, has been highly effective and is critical to improving comparable store sales, gross margin and inventory turns.

Our merchandising strategy is to carry a broad selection of high quality brand name automotive parts and accessories such as Bosch®, Castrol®, Sylvania®, Prestone®, Monroe®, Bendix®, Purolator®, Dayco® and Trico®, which generates DIY customer traffic and also appeals to commercial customers. In addition to these branded products, we stock a wide selection of high quality proprietary products that appeal to value conscious customers. These lines of merchandise include everything from chemical and wash-and-wax products to tools, batteries, parts and interior automotive accessories under the names of Professional's Favorite™, Joe's Garage™, Mechanic's Choice™, Auto Xpress™, Autocraft™, Endurance™, Wearever™, Jobmate™ and Mirage™.

***Supply Chain.*** Our supply chain consists of centralized inventory management and transportation functions which support a logistics network of distribution centers, PDQ® warehouses and stores. Our inventory management team utilizes a replenishment system, or E-3, to monitor the distribution center, PDQ® warehouse and store inventory levels and order additional product when appropriate while streamlining costs associated with the handling of that product. E-3 utilizes the most up-to-date information from our POS system as well as inventory movement forecasting based upon history, sales trends by SKU, seasonality and demographic shifts in demand. E-3 combines these factors with service level goals, vendor lead times and cost of inventory assumptions to determine the timing and size of purchase orders. A significant portion of our purchase orders are sent via electronic data interchange, with the remainder being sent by computer generated e-mail or facsimile.

Our transportation team utilizes a transportation management system for efficiently managing incoming shipments to the distribution centers and stores. Benefits from this system include reduced vendor to distribution center freight costs, visibility of purchase orders and shipments for the entire supply chain, a reduction in distribution center inventory, or safety stock, due to consistent transit times, decreased third party freight and billing service costs, decreased distribution center to store freight costs and higher store in-stock position.

We currently operate eight distribution centers. All of these distribution centers are equipped with our distribution center management system, or DCMS. Our DCMS provides real-time inventory tracking through the processes of receiving, picking, shipping and replenishing at our distribution centers. The DCMS, integrated with technologically advanced material handling equipment, significantly reduces warehouse and distribution costs, while improving efficiency. This equipment includes carousels, "pick-to light" systems, robotic picking, radio frequency technology, voice technology and automated sorting systems. Through the continued implementation of our supply chain initiatives we expect to further increase the efficient utilization of our distribution capacity. We believe our current capacity will allow us to support in excess of 3,400 stores. During 2007, we announced our plan to build a new distribution center in Indiana now scheduled to open in early-2010.

We currently offer approximately 58,000 SKUs to substantially support all of our retail stores via our 13 stand-alone PDQ® warehouses and/or our eight distribution centers (all of which stock PDQ® items). Stores have visibility to inventory in their respective facilities and can place orders to these facilities, or as an alternative, through an online ordering system to virtually any of the other facilities. Ordered parts are delivered to substantially all stores on a same day or next day basis through our dedicated PDQ® trucking fleet and third party carriers. Store inventories are replenished from our eight distribution centers. In addition, we operate a Master PDQ® warehouse that stocks 45,000 incremental SKUs of harder-to-find automotive parts and accessories and utilizes our existing PDQ® distribution infrastructure and/or third party arrangements to provide next day service to substantially all of our stores.

***Advertising.*** We have an extensive advertising program designed to communicate our merchandise offerings, parts assortment and availability, competitive prices, free services and commitment to customer service. The program is focused on establishing Advance Auto Parts as the resource for a customer's automotive needs. We use a mix of media that reinforces our brand image, including television, radio, promotional signage, outdoor media, print and our Internet site.

Our advertising plan is a brand-building program built around television and radio advertising. The plan is supported by in-store signage, online advertising and print. Our television advertising is a combination of national and regional media in both sports and entertainment programming. Radio advertising generally airs during peak drive times. We use Spanish-language radio and television advertising to market to our Hispanic customers. Our advertising program is also supported through sponsorships of sporting events, racing teams and other events at all levels in a grass-roots effort to positively impact individual communities, including Hispanic and other ethnic communities, to create awareness and drive traffic for our stores. Since 2004, we have used an integrated consumer education program to build our image as not only the source for parts, but also the best resource for vehicle information. Our goal with this initiative is to continue our long-term brand building success, increase customer loyalty and expand our customer base.

In February 2008, we launched a new branding campaign, "Keep the Wheels Turning." This campaign was developed based on a strategic review of our business as well as extensive research conducted with our customers and team members. We believe this campaign, which targets both DIY and DIFM customers will differentiate Advance Auto Parts in our industry by positioning us as the source for brand name parts and products and as the resource for expert advice and knowledge to help customers keep their vehicles running. The campaign includes creative and compelling television and radio commercials designed to drive sales and build an enduring, positive image of Advance Auto Parts.

### AI Segment

We acquired AI in September 2005. The acquisition, which included 61 stores throughout New England and New York, a distribution center and AI's wholesale distribution business, complements our growing presence in the DIFM market in the Northeast.

AI's business primarily serves the commercial market from its store locations. In addition, its North American Sales Division services warehouse distributors and jobbers throughout North America. We believe AI provides a high level of service to its commercial customers by providing quality parts, unsurpassed customer service and efficient parts delivery. As a result of its extensive sourcing network, AI is able to serve its customers in search of replacement parts for both domestic and imported cars and light trucks with a greater focus on imported parts. The vast majority of AI's product is sold under its proprietary brand. The AI stores offer an average of 9,500 SKUs with access to an additional 17,000 unique SKUs through its logistics network.

At December 29, 2007, we operated 108 stores under the "Autopart International" trade name in the following states throughout the Northeast:

| Location | Number of Stores | Location | Number of Stores | Location | Number of Stores |
|---|---|---|---|---|---|
| Connecticut | 17 | New Hampshire | 8 | Pennsylvania | 9 |
| Maine | 5 | New Jersey | 9 | Rhode Island | 4 |
| Massachusetts | 33 | New York | 22 | Vermont | 1 |

The following table sets forth information concerning increases in the total number of our AI stores:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Beginning Stores | 87 | 62 | - |
| New Stores | 21 | 25 | 62 [1] |
| Stores Closed | - | - | - |
| Ending Stores | 108 | 87 | 62 |

[1] Of the 62 new stores in 2005, 61 stores were acquired in September 2005 as a result of our AI acquisition.

### Seasonality

Our business is somewhat seasonal in nature, with the highest sales occurring in the spring and summer months. In addition, our business can be affected by weather conditions. While unusually heavy precipitation tends to soften sales as elective maintenance is deferred during such periods, extremely hot or cold weather tends to enhance sales by causing automotive parts to fail at an accelerated rate.

### Team Members

At February 22, 2008, we employed 25,499 full-time team members and 18,566 part-time team members. Our workforce consisted of 88% of our team members employed in store-level operations, 9% employed in distribution and 3% employed in our corporate offices. We have never experienced any labor disruption and are not party to any collective bargaining agreements. We believe that our team member relations are good.

**Intellectual Property**

We own a number of trade names and own and have federally registered several service marks and trademarks, including "Advance Auto Parts," "Western Auto," "Parts America," "Autopart International" and "PDQ" for use in connection with the automotive parts retailing business. In addition, we own and have registered a number of trademarks for our proprietary products. We believe that these trade names, service marks and trademarks are important to our merchandising strategy. We do not know of any infringing uses that would materially affect the use of these trade names and marks, and we actively defend and enforce them.

**Competition**

We operate in both the DIY and DIFM markets of the automotive aftermarket industry. Our primary competitors are (i) both national and regional retail chains of automotive parts stores, including AutoZone, Inc., O'Reilly Automotive, Inc., CSK Auto Corporation and The Pep Boys–Manny, Moe & Jack, (ii) discount stores and mass merchandisers that carry automotive products, (iii) wholesalers or jobber stores, including those associated with national parts distributors or associations, such as NAPA and Carquest, (iv) independent operators and (v) automobile dealers that supply parts. We believe that chains of automotive parts stores that, like us, have multiple locations in one or more markets, have competitive advantages in customer service, marketing, inventory selection, purchasing and distribution as compared to independent retailers and jobbers that are not part of a chain or associated with other retailers or jobbers. The principal methods of competition in our business include store location, availability, customer service and product offerings, quality and price.

**Environmental Matters**

We are subject to various federal, state and local laws and governmental regulations relating to the operation of our business, including those governing recycling of lead-acid batteries and used oil, and ownership and operation of real property. We sell consumer products containing hazardous materials as part of our business. In addition, our customers may bring lead-acid batteries or used oil onto our properties. We currently provide collection and recycling programs for used automotive, lead-acid batteries and used oil at all of our stores as a service to our customers. Pursuant to agreements with third party vendors, lead-acid batteries and used oil are collected by our team members, deposited onto pallets or into vendor supplied containers and stored by us until collected by the third party vendors for recycling or proper disposal. The terms of our contracts with the third party vendors provide that they are in compliance with all applicable laws and regulations. Persons who arrange for the removal, disposal, treatment or other handling of hazardous or toxic substances may be liable for the costs of removal or remediation at any affected disposal, treatment or other site affected by such substances. Based on our experience, we do not believe that there are any material environmental costs associated with the current business practice of accepting lead-acid batteries and used oil as these costs are borne by the respective third parties.

We own and lease real property. Under various environmental laws and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. These laws often impose joint and several liability and may be imposed without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous or toxic substances. Other environmental laws and common law principles also could be used to impose liability for releases of hazardous materials into the environment or work place, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. From time to time, we receive notices from the Environmental Protection Agency and state environmental authorities indicating that there may be contamination on properties we own, lease or operate or may have owned, leased or operated in the past or on adjacent properties for which we may be responsible. Compliance with these laws and regulations has not had a material impact on our operations to date.

## Item 1A. Risk Factors.

### Risks Relating to Our Business

**We may not be able to successfully implement our business strategy, including increasing comparable store sales, enhancing our margins and increasing our return on invested capital, which could adversely affect our business, financial condition, results of operations and cash flows.**

We have implemented numerous initiatives to increase comparable store sales, enhance our margins and increase our return on invested capital in order to increase our earnings and cash flow. If these initiatives are unsuccessful, or if we are unable to implement the initiatives efficiently and effectively, our business, financial condition, results of operations and cash flows could be adversely affected.

Successful implementation of our business strategy also depends on factors specific to the retail automotive parts industry and numerous other factors that may be beyond our control. Adverse changes in the following factors could undermine our business strategy:

- general economic conditions and conditions in our local markets, which could reduce our sales;
- the competitive environment in the automotive aftermarket parts and accessories retail sector that may force us to reduce prices beyond our normal control or increase promotional spending;
- changes in the automotive aftermarket parts manufacturing industry, such as consolidation, which may disrupt or sever one or more of our vendor relationships;
- our ability to anticipate and meet changes in consumer preferences and/or needs for automotive products (particularly parts availability), accessories and services in a timely manner;
- our ability to stimulate DIY customer traffic; and
- our continued ability to hire and retain qualified personnel, which depends in part on the types of recruiting, training, compensation and benefit programs we adopt or maintain.

**We will not be able to expand our business if our growth strategy is not successful, which could negatively impact our financial results.**

We have increased our store count significantly from 814 stores at the end of 1997 to 3,261 stores at December 29, 2007. We intend to continue to expand our base of stores as part of our growth strategy, primarily by opening new stores. We may not assure you that the implementation of this strategy will be successful. The actual number of new stores to be opened and their success will depend on a number of factors, including, among other things:

- our ability to manage the expansion and hire, train and retain qualified sales associates;
- the availability of potential store locations in highly visible, well-trafficked areas; and
- the negotiation of acceptable lease or purchase terms for new locations.

We may not assure you that we will be able to open and operate new stores on a timely or sufficiently profitable basis or that opening new stores in markets we already serve will not harm existing store profitability or comparable store sales. The newly opened and existing stores' profitability will depend on our ability to properly merchandise, market and price the products required in their respective markets.

Furthermore, we may acquire stores or businesses from, make investments in, or enter into strategic alliances with, companies that have stores or distribution networks in our current markets or in areas into which we intend to expand our presence. Any future acquisitions, investments, strategic alliances or related efforts will be accompanied by risks, including:

- the difficulty of identifying appropriate strategic partners or acquisition candidates;
- the difficulty of assimilating and integrating the operations of the respective entities;
- the potential disruption to our ongoing business and diversion of our management's attention;
- the inability to maintain uniform standards, controls, procedures and policies; and
- the impairment of relationships with team members and customers as a result of changes in management.

We may not assure you that we will be successful in overcoming these risks or any other problems encountered with these acquisitions, investments, strategic alliances or related efforts. If we fail to successfully open and operate new stores or make strategic acquisitions or alliances, then our financial condition, results of operations and cash flows may be negatively impacted.

**If overall demand for products sold by our stores slows, our business, financial condition, results of operations and cash flows will suffer.**

Overall demand for products sold by our stores depends on many factors and may slow for any number of reasons, including:

- the weather, as vehicle maintenance may be deferred during periods of unfavorable weather;
- the economy, as during periods of good economic conditions, more of our DIY customers may pay others to repair and maintain their cars instead of working on their own cars. In periods of declining economic conditions, including higher fuel prices, higher credit costs, possible recession and other factors, both DIY and DIFM customers may defer vehicle maintenance or repair;
- the decline of the average age of vehicles, miles driven or number of cars on the road may result in a reduction in the demand for our product offerings; and
- the refusal of vehicle manufacturers to make available to the automotive aftermarket industry diagnostic, repair and maintenance information that our DIY and DIFM customers require to diagnose, repair and maintain their vehicles may force consumers to have all diagnostic work, repairs and maintenance performed by the vehicle manufacturers' dealer network.

If any of these factors cause overall demand for the products we sell to decline, our business, financial condition, results of operations and cash flows will suffer.

**We depend on the services of many qualified team members and may not be able to attract and retain such qualified team members.**

Our success depends to a significant extent on the continued services and experience of our many team members. At February 25, 2008, we employed 44,065 team members. We cannot assure you that we will be able to retain our current qualified team members as well as attract and retain additional qualified team members that may be needed in the future. Our ability to maintain an adequate number of qualified team members is highly dependent on an attractive and competitive compensation and benefits package. If we fail to maintain such a package, our customer service and execution levels could suffer by reason of a declining quality of our workforce, which could adversely affect our financial condition, results of operations and cash flows.

**If we are unable to compete successfully against other companies in the automotive aftermarket industry, we could lose customers and our revenues may decline.**

The sale of automotive parts, accessories and maintenance items is highly competitive in many ways, including location, price, name recognition and customer service. We compete in both the DIY and DIFM categories of the automotive aftermarket industry, and primarily with (i) national and regional retail automotive parts chains, (ii) discount stores and mass merchandisers that carry automotive products, (iii) wholesalers or jobber stores, (iv) independent operators and (v) automobile dealers that supply parts. These competitors and the level of competition vary by market. Some of our competitors may possess advantages over us in certain markets we share, including a greater amount of marketing activities, a larger number of stores, longer operating histories, greater name recognition or larger and more established customer bases. Our response to these competitive disadvantages may require us to reduce our prices beyond our normal control or increase our promotional spending, which would lower revenue and profitability. Competitive disadvantages may also prevent us from introducing new product lines or require us to discontinue current product offerings or change some of our current operating strategies. If we do not have the resources or expertise or otherwise fail to develop successful strategies to address these competitive disadvantages, we could lose customers and our revenues may decline.

**Disruptions in our relationships with vendors or in our vendors' operations could increase our cost of goods sold.**

Our business depends on developing and maintaining close relationships with our vendors and upon the vendors' ability or willingness to sell quality products to us at favorable prices and terms. Many factors outside of our control may harm these relationships and the ability or willingness of these vendors to sell us products on favorable terms. For example, financial or operational difficulties that some of our vendors may face may increase the cost of the products we purchase from them or the ability for us to source product from them. In addition, the trend towards consolidation among automotive parts suppliers may disrupt or end our relationship with some vendors, and could lead to less competition and, consequently, higher prices.

**Because we are involved in litigation from time to time, and are subject to numerous laws and governmental regulations, we could incur substantial judgments, fines, legal fees and other costs.**

We are sometimes the subject of complaints or litigation from customers, employees or other third parties for various actions. From time to time, we are involved in litigation involving claims related to, among other things, breach of contract, tortious conduct, employment discrimination, payment of wages, asbestos exposure, real estate matters and product defects. The damages sought against us in some of these litigation proceedings are substantial. Although we maintain liability insurance for some litigation claims, if one or more of the claims greatly exceeds our coverage limits or our insurance policies do not cover a claim, it could have a material adverse affect on our business and operating results.

Additionally, we are subject to numerous federal, state and local laws and governmental regulations relating to employment matters, environmental protection, product quality standards and building and zoning requirements. If we fail to comply with existing or future laws or regulations, we may be subject to governmental or judicial fines or sanctions. In addition, our capital expenses could increase due to remediation measures that may be required if we are found to be noncompliant with any existing or future laws or regulations.

**War or acts of terrorism or the threat of either may negatively impact availability of merchandise and adversely impact our sales.**

War or acts of terrorism, or the threat of either, may have a negative impact on our ability to obtain merchandise available for sale in our stores. Some of our merchandise is imported from other countries. If imported goods become difficult or impossible to bring into the United States, and if we cannot obtain such merchandise from other sources at similar costs, our sales and profit margins may be negatively affected.

In the event that commercial transportation is curtailed or substantially delayed, our business may be adversely impacted, as we may have difficulty shipping merchandise to our distribution centers and stores.

**Risks Relating to Our Financial Condition**

**The covenants governing our revolving and term loan facilities impose restrictions on us.**

The terms of our revolving and term loan facilities impose operating and financial restrictions on us and our subsidiaries and require us to meet certain financial tests. These restrictions may also have a negative impact on our business, financial condition, results of operations and cash flows by significantly limiting or prohibiting us from engaging in certain transactions, including:

- incurring or guaranteeing additional indebtedness;
- making capital expenditures and other investments;
- incurring liens on our assets and engaging in sale-leaseback transactions;
- issuing or selling capital stock of our subsidiaries;
- transferring or selling assets currently held by us; and
- engaging in mergers or acquisitions.

The failure to comply with any of these covenants would cause a default under our credit facilities. Furthermore, our credit facilities contain certain financial covenants, including a maximum leverage ratio and a minimum coverage ratio, which, if not maintained by us, will cause us to be in default under our credit facilities. Any of these defaults, if not waived, could result in the acceleration of all of our debt, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing were available, it may be on terms that are less favorable or otherwise not acceptable to us.

**Item 1B. Unresolved Staff Comments.**

None.

## Item 2. Properties.

The following table sets forth certain information relating to our distribution and other principal facilities:

| Facility | Opening Date | Area Served | Size (Sq. ft.)[1] | Nature of Occupancy |
|---|---|---|---|---|
| **Main Distribution Centers:** | | | | |
| Roanoke, Virginia | 1988 | Mid-Atlantic | 433,681 | Leased |
| Lehigh, Pennsylvania | 2004 | Northeast | 635,487 | Owned |
| Lakeland, Florida | 1982 | Florida | 552,796 | Owned |
| Gastonia, North Carolina | 1969 | South, Offshore | 634,472 | Owned |
| Gallman, Mississippi | 2001 | South | 388,168 | Owned |
| Salina, Kansas | 1971 | West, Midwest | 413,500 | Owned |
| Delaware, Ohio | 1972 | Northeast | 480,100 | Owned |
| Thomson, Georgia | 1999 | Southeast | 374,400 | Owned |
| **Master PDQ® Warehouse:** | | | | |
| Andersonville, Tennessee | 1998 | All | 115,019 | Leased |
| **PDQ® Warehouses:** | | | | |
| Youngwood, Pennsylvania | 1999 | East | 39,878 | Leased |
| Riverside, Missouri | 1999 | West | 43,912 | Leased |
| Guilderland Center, New York | 1999 | Northeast | 40,950 | Leased |
| Temple, Texas | 1999 | Southwest | 61,343 | Leased |
| Altamonte Springs, Florida | 1996 | Central Florida | 10,000 | Owned |
| Jacksonville, Florida | 1997 | Northern Florida and Southern Georgia | 12,712 | Owned |
| Tampa, Florida | 1997 | West Central Florida | 10,000 | Owned |
| Hialeah, Florida | 1997 | South Florida | 12,500 | Owned |
| West Palm Beach, Florida | 1998 | Southeast Florida | 13,300 | Leased |
| Mobile, Alabama | 1998 | Alabama and Mississippi | 10,000 | Owned |
| Atlanta, Georgia | 1999 | Georgia and South Carolina | 16,786 | Leased |
| Tallahassee, Florida | 1999 | South Georgia and Northwest Florida | 10,000 | Owned |
| Fort Myers, Florida | 1999 | Southwest Florida | 14,330 | Owned |
| **Corporate/Administrative Offices:** | | | | |
| Roanoke, Virginia | 1995 | All | 49,000 | Leased |
| Roanoke, Virginia | 2002 | All | 144,000 | Leased |
| **AI Properties:** | | | | |
| Norton, Massachusetts[2] | 2006 | AI corporate office | 30,000 | Leased |
| Norton, Massachusetts[2] | 2006 | New England, New York - AI | 317,500 | Leased |

(1) Square footage amounts exclude adjacent office space.
(2) This facility began servicing AI stores in January 2007.

At December 29, 2007, we owned 621 of our stores and leased 2,640 stores. The expiration dates, including the exercise of renewal options, of the store leases are summarized as follows:

| Years | AAP Stores | AI Stores | Total |
|---|---|---|---|
| 2007-2008 | 12 | 5 | 17 |
| 2009-2013 | 218 | 53 | 271 |
| 2014-2018 | 629 | 30 | 659 |
| 2019-2028 | 842 | 20 | 862 |
| 2029-2038 | 704 | - | 704 |
| 2039-2055 | 127 | - | 127 |
| | 2,532 | 108 | 2,640 |

**Item 3. Legal Proceedings.**

We currently and from time to time are involved in litigation incidental to the conduct of our business, including litigation arising from claims of employment discrimination or other types of employment matters as a result of claims by current and former employees. Although we diligently defend against these claims, we may enter into discussions regarding settlement of these and other lawsuits, and may enter into settlement agreements, if we believe settlement is in the best interests of our shareholders. The damages claimed against us in some of these proceedings are substantial. Although the amount of liability that may result from these matters cannot be ascertained, we do not currently believe that, in the aggregate, they will result in liabilities material to our consolidated financial condition, future results of operations or cash flow.

Our Western Auto subsidiary, together with other defendants including automobile manufacturers, automotive parts manufacturers and other retailers, has been named as a defendant in lawsuits alleging injury as a result of exposure to asbestos-containing products. We and some of our other subsidiaries also have been named as defendants in many of these lawsuits. The plaintiffs have alleged that these products were manufactured, distributed and/or sold by the various defendants. To date, these products have included brake and clutch parts and roofing materials. Many of the cases pending against us or our subsidiaries are in the early stages of litigation. The damages claimed against the defendants in some of these proceedings are substantial. Additionally, some of the automotive parts manufacturers named as defendants in these lawsuits have declared bankruptcy, which will limit plaintiffs' ability to recover monetary damages from those defendants. Although we diligently defend against these claims, we may enter into discussions regarding settlement of these and other lawsuits, and may enter into settlement agreements, if we believe settlement is in the best interests of our shareholders. We also believe that most of these claims are at least partially covered by insurance. Based on discovery to date, we do not believe the cases currently pending will have a material adverse effect on us. However, if we were to incur an adverse verdict in one or more of these claims and were ordered to pay damages that were not covered by insurance, these claims could have a material adverse effect on our operating results, financial position and liquidity. If the number of claims filed against us or any of our subsidiaries alleging injury as a result of exposure to asbestos-containing products increases substantially, the costs associated with concluding these claims, including damages resulting from any adverse verdicts, could have a material adverse effect on our operating results, financial position and liquidity in future periods.

**Item 4. Submission of Matters to a Vote of Security Holders.**

None.

## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol "AAP." The table below sets forth, for the fiscal periods indicated, the high and low sale prices per share for our common stock, as reported by the NYSE.

| | High | Low |
|---|---|---|
| **Fiscal Year Ended December 29, 2007** | | |
| Fourth Quarter | $ 40.73 | $ 31.53 |
| Third Quarter | $ 40.15 | $ 29.51 |
| Second Quarter | $ 43.62 | $ 39.22 |
| First Quarter | $ 40.80 | $ 34.90 |
| **Fiscal Year Ended December 30, 2006** | | |
| Fourth Quarter | $ 38.58 | $ 34.01 |
| Third Quarter | $ 35.31 | $ 27.65 |
| Second Quarter | $ 42.30 | $ 28.40 |
| First Quarter | $ 45.50 | $ 38.35 |

The closing price of our common stock on February 22, 2008 was $33.60. At February 25, 2008, there were 406 holders of record of our common stock.

On February 15, 2006, our Board of Directors declared a quarterly cash dividend, the first in our history. The $0.06 per share quarterly cash dividend has been declared in each quarter since its inception in fiscal 2006. Any payments of dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements and other factors deemed relevant by our Board of Directors.

The following table sets forth the information with respect to repurchases of our common stock for the quarter ended December 29, 2007 (amounts in thousands, except per share amounts):

| Period | Total Number of Shares Purchased | Average Price Paid per Share [(1)] | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [(2)] | Maximum Dollar Value that May Yet Be Purchased Under the Plans or Programs [(2)(3)] |
|---|---|---|---|---|
| October 7, 2007 to November 3, 2007 | 841 | $ 35.63 | 841 | $ 305,179 |
| November 4, 2007 to December 1, 2007 | - | - | - | 305,179 |
| December 2, 2007 to December 29, 2007 | 1,171 | 38.10 | 1,171 | 260,567 |
| Total | 2,012 | $ 37.07 | 2,012 | $ 260,567 |

(1) Average price paid per share excludes related expenses paid on previous repurchases.

(2) All of the above repurchases were made on the open market at prevailing market rates plus related expenses under our stock repurchase program, which authorized the repurchase of up to $500 million in common stock. Our stock repurchase program was authorized by our Board of Directors and publicly announced on August 8, 2007 and replaced the remaining portion of the $300 million stock repurchase program authorized by our Board of Directors and announced on August 17, 2005.

(3) The maximum dollar value yet to be purchased under our stock repurchase program excludes related expenses paid on previous purchases or anticipated expenses on future purchases.

### Equity Compensation Plan Information

The following table sets forth our shares authorized for issuance under our equity compensation plans at December 29, 2007.

| | Number of shares to be issued upon exercise of outstanding options, warrants, and rights [1] | Weighted-average exercise price of outstanding options, warrants, and rights [2] | Number of securities remaining available for future issuance under equity compensation plans[1][3] |
|---|---|---|---|
| Equity compensation plans approved by stockholders | 6,097 [4] | $32.68 | 3,766 |
| Equity compensation plans not approved by stockholders | - | - | - |
| Total | 6,097 | $32.68 | 3,766 |

(1) Number of shares presented is in thousands.
(2) Includes weighted average exercise price of outstanding stock options and stock appreciation rights, or SARs, only.
(3) Excludes shares reflected in the first column.
(4) Includes grants of stock options, SARs, restricted stock and deferred stock units.

**Stock Price Performance**

The following graph shows a comparison of our cumulative total return on our common stock, the Standard & Poor's 500 Index and the Standard & Poor's 500 Specialty Retail Index. The graph assumes that the value of an investment in our common stock and in each such index was $100 on December 28, 2002, and that any dividends have been reinvested. The comparison in the graph below is based solely on historical data and is not intended to forecast the possible future performance of our common stock.

**COMPARISON OF CUMULATIVE TOTAL RETURN AMONG ADVANCE AUTO PARTS, INC., S&P 500 INDEX AND S&P 500 SPECIALTY INDEX**


Comparison of Cumulative Five Year Total Return
$300
$250
$200
$150
$100
$50
$0
12/28/02
01/03/04
01/01/05
12/31/05
12/30/06
12/29/07
Advance Auto Parts
S&P 500 Index
S&P 500 Specialty Retail Index

| Company / Index | Dec 28, 2002 | Jan 3, 2004 | Jan 1, 2005 | Dec 31, 2005 | Dec 30, 2006 | Dec 29, 2007 |
|---|---|---|---|---|---|---|
| **Advance Auto Parts** | 100 | 165.69 | 177.78 | 265.32 | 218.51 | 236.04 |
| **S&P 500 Index** | 100 | 128.93 | 143.41 | 150.45 | 174.21 | 185.06 |
| **S&P 500 Specialty Retail Index** | 100 | 145.06 | 166.28 | 171.04 | 182.39 | 144.80 |

## Item 6. Selected Consolidated Financial Data.

The following table sets forth our selected historical consolidated statement of operations, balance sheet and other operating data. The selected historical consolidated financial and other data at December 29, 2007 and December 30, 2006 and for the three years ended December 29, 2007 have been derived from our audited consolidated financial statements and the related notes included elsewhere in this report. The historical consolidated financial and other data at December 31, 2005, January 1, 2005 and January 3, 2004 and for the years ended January 1, 2005 and January 3, 2004 have been derived from our audited consolidated financial statements and the related notes that have not been included in this report. You should read this data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the related notes included elsewhere in this report.

| | Fiscal Year [1][2] | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| | (in thousands, except per share data) | | | | |
| **Statement of Operations Data:** | | | | | |
| Net sales | $ 4,844,404 | $ 4,616,503 | $ 4,264,971 | $ 3,770,297 | $ 3,493,696 |
| Cost of sales | 2,523,435 | 2,415,339 | 2,250,493 | 2,016,926 | 1,889,178 |
| Gross profit | 2,320,969 | 2,201,164 | 2,014,478 | 1,753,371 | 1,604,518 |
| Selling, general and administrative expenses [3] | 1,904,540 | 1,797,814 | 1,605,986 | 1,424,613 | 1,305,867 |
| Expenses associated with merger and integration [4] | - | - | - | - | 10,417 |
| Operating income | 416,429 | 403,350 | 408,492 | 328,758 | 288,234 |
| Interest expense | (34,809) | (35,992) | (32,384) | (20,069) | (37,576) |
| Gain (loss) on extinguishment of debt | - | 986 | - | (3,230) | (47,288) |
| Other income, net | 1,014 | 1,571 | 2,815 | 289 | 341 |
| Income from continuing operations before income taxes and loss on discontinued operations | 382,634 | 369,915 | 378,923 | 305,748 | 203,711 |
| Income tax expense | 144,317 | 138,597 | 144,198 | 117,721 | 78,424 |
| Income from continuing operations before loss on discontinued operations | 238,317 | 231,318 | 234,725 | 188,027 | 125,287 |
| Discontinued operations: | | | | | |
| Loss from operations of discontinued Wholesale Distribution Network (including loss on disposal of $2,693 in 2003) | - | - | - | (63) | (572) |
| Benefit for income taxes | - | - | - | (24) | (220) |
| Loss on discontinued operations | - | - | - | (39) | (352) |
| Net income | $ 238,317 | $ 231,318 | $ 234,725 | $ 187,988 | $ 124,935 |
| **Per Share Data [5]:** | | | | | |
| Income from continuing operations before loss on discontinued operations per basic share | $ 2.30 | $ 2.18 | $ 2.17 | $ 1.70 | $ 1.15 |
| Income from continuing operations before loss on discontinued operations per diluted share | $ 2.28 | $ 2.16 | $ 2.13 | $ 1.66 | $ 1.12 |
| Net income per basic share | $ 2.30 | $ 2.18 | $ 2.17 | $ 1.70 | $ 1.14 |
| Net income per diluted share | $ 2.28 | $ 2.16 | $ 2.13 | $ 1.66 | $ 1.11 |
| Cash dividends declared per basic share | $ 0.24 | $ 0.24 | $ - | $ - | $ - |
| Weighted average basic shares outstanding | 103,826 | 106,129 | 108,318 | 110,846 | 109,499 |
| Weighted average diluted shares outstanding | 104,654 | 107,124 | 109,987 | 113,222 | 112,115 |
| **Cash flows provided by (used in):** | | | | | |
| Operating activities | $ 410,542 | $ 333,604 | $ 321,632 | $ 260,397 | $ 355,921 |
| Investing activities | (202,143) | (258,642) | (302,780) | (166,822) | (85,474) |
| Financing activities | (204,873) | (104,617) | (34,390) | (48,741) | (272,845) |

| | Fiscal Year [1][2] | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| | (in thousands, except per share data and ratios) | | | | |
| **Balance Sheet and Other Financial Data:** | | | | | |
| Cash and cash equivalents | $ 14,654 | $ 11,128 | $ 40,783 | $ 56,321 | $ 11,487 |
| Inventory | $ 1,529,469 | $ 1,463,340 | $ 1,367,099 | $ 1,201,450 | $ 1,113,781 |
| Inventory turnover[6] | 1.69 | 1.71 | 1.75 | 1.74 | 1.72 |
| Inventory per store[7] | $ 469 | $ 475 | $ 476 | $ 453 | $ 439 |
| Accounts payable to inventory ratio[8] | 55.1% | 53.2% | 54.8% | 53.7% | 51.0% |
| Net working capital[9] | $ 456,897 | $ 498,553 | $ 406,476 | $ 416,302 | $ 372,509 |
| Capital expenditures | $ 210,600 | $ 258,586 | $ 216,214 | $ 179,766 | $ 101,177 |
| Total assets | $ 2,805,566 | $ 2,682,681 | $ 2,542,149 | $ 2,201,962 | $ 1,983,071 |
| Total debt | $ 505,672 | $ 477,240 | $ 438,800 | $ 470,000 | $ 445,000 |
| Total net debt[10] | $ 521,018 | $ 500,318 | $ 448,187 | $ 433,863 | $ 464,598 |
| Total stockholders' equity | $ 1,023,795 | $ 1,030,854 | $ 919,771 | $ 722,315 | $ 631,244 |
| **Selected Store Data:** | | | | | |
| Comparable store sales growth [11] | 0.8% | 2.1% | 8.7% | 6.1% | 3.1% |
| Number of stores at beginning of year | 3,082 | 2,872 | 2,652 | 2,539 | 2,435 |
| New stores | 196 | 215 | 231 | 125 | 125 |
| Closed stores | (17) | (5) | (11) | (12) | (21) |
| Number of stores, end of period | 3,261 | 3,082 | 2,872 | 2,652 | 2,539 |
| Relocated stores | 29 | 47 | 54 | 34 | 32 |
| Stores with commercial delivery program, end of period | 2,712 | 2,526 | 2,254 | 1,945 | 1,625 |
| Total commercial sales, as a percentage of total sales | 26.6% | 25.0% | 21.8% | 18.4% | 15.8% |
| SG&A expenses per store *(in thousands)* [12][13] | $ 601 | $ 604 | $ 586 | $ 549 | $ 525 |
| Total store square footage, end of period | 23,982 | 22,753 | 21,246 | 19,734 | 18,875 |
| Average net sales per store *(in thousands)* [13][14] | $ 1,527 | $ 1,551 | $ 1,555 | $ 1,453 | $ 1,379 |
| Average net sales per square foot[13][15] | $ 207 | $ 210 | $ 209 | $ 195 | $ 186 |

(1) Our fiscal year consists of 52 or 53 weeks ending on the Saturday nearest to December 31. All fiscal years presented are 52 weeks, with the exception of fiscal 2003, which consists of 53 weeks.

(2) The statement of operations data for each of the years presented reflects the operating results of the wholesale distribution segment as discontinued operations.

(3) Selling, general and administrative expenses exclude certain charges disclosed separately and discussed in note (4) below.

(4) Represents certain expenses related to, among other things, overlapping administrative functions and store conversions as a result of the Discount acquisition.

(5) Basic and diluted shares outstanding for each of the years presented gives effect to a 3-for-2 stock split effectuated by us in the form of a 50% stock dividend distributed on September 23, 2005 and a 2-for-1 stock split effectuated by us in the form of a 100% stock dividend distributed on January 2, 2004.

(6) Inventory turnover is calculated as cost of sales divided by the average of beginning and ending inventories. The fiscal 2003 cost of sales excludes the effect of the 53rd week in the amount of $34.3 million.

(7) Inventory per store is calculated as ending inventory divided by ending store count. For fiscal 2003, ending inventory used in this calculation excludes certain inventory related to the wholesale distribution segment. The wholesales distribution segment, which was discontinued in fiscal 2003, consisted of independently owned and operated dealer locations, for which the Company supplied merchandise inventory.

(8) Accounts payable to inventory ratio is calculated as ending accounts payable divided by ending inventory. Beginning in fiscal 2004, as a result of our new vendor financing program, we aggregate financed vendor accounts payable with accounts payable to calculate our accounts payable to inventory ratio.

(9) Net working capital is calculated by subtracting current liabilities from current assets.

(10) Net debt includes total debt and bank overdrafts, less cash and cash equivalents.

(11) Comparable store sales is calculated based on the change in net sales starting once a store has been open for 13 complete accounting periods (each period represents four weeks). Relocations are included in comparable store sales from the original date of opening. We do not include net sales from the Offshore and AI stores in our comparable store calculation. In 2003, the comparable store sales calculation included sales from our 53rd week compared to our first week of operation in 2003 (the comparable calendar week). In 2004, as a result of the 53rd week in 2003, the comparable store sales calculation excluded week one of sales from 2003.

(12) Selling, general and administrative, or SG&A, per store is calculated as total SG&A expenses divided by the average of beginning and ending store count.

(13) The ending store count and/or store square footage used in the calculation of the 2005 ratios has been weighted for the period of the AI acquisition.

(14) Average net sales per store is calculated as net sales divided by the average of beginning and ending number of stores for the respective period. The fiscal 2003 net sales exclude the effect of the 53rd week in the amount of $63.0 million.

(15) Average net sales per square foot is calculated as net sales divided by the average of the beginning and ending total store square footage for the respective period. The fiscal 2003 net sales exclude the effect of the 53rd week in the amount of $63.0 million.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

*The following discussion and analysis of financial condition and results of operations should be read in conjunction with "Selected Financial Data," our consolidated historical financial statements and the notes to those statements that appear elsewhere in this report. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under "Forward Looking Statements" and "Risk Factors" elsewhere in this report.*

*Our fiscal year ends on the Saturday nearest December 31 of each year, which results in an extra week every several years (our next 53-week fiscal year is 2008). Our first quarter consists of 16 weeks, and the other three quarters consist of 12 weeks.*

### Introduction

We primarily operate within the United States automotive aftermarket industry, which includes replacement parts (excluding tires), accessories, maintenance items, batteries and automotive chemicals for cars and light trucks (pickup trucks, vans, minivans and sport utility vehicles). We currently are the second largest specialty retailer of automotive parts, accessories and maintenance items to "do-it-yourself," or DIY, and "do-it-for-me," or DIFM, customers in the United States, based on store count and sales. At December 29, 2007, we operated 3,261 stores throughout 40 states.

We operate in two reportable segments: Advance Auto Parts, or AAP, and Autopart International, or AI. The AAP segment is comprised of our store operations within the United States, Puerto Rico and the Virgin Islands which operate under the trade names "Advance Auto Parts," "Advance Discount Auto Parts" and "Western Auto." At December 29, 2007, we operated 3,153 stores in the AAP segment, of which 3,123 stores operated under the trade names "Advance Auto Parts" and "Advance Discount Auto Parts" throughout 40 states in the Northeastern, Southeastern and Midwestern regions of the United States. These stores offer automotive replacement parts, accessories and maintenance items. In addition, we operated 30 stores under the "Western Auto" and "Advance Auto Parts" trade names, located in Puerto Rico and the Virgin Islands, or Offshore.

At December 29, 2007, we operated 108 stores in the AI segment under the "Autopart International" trade name. We acquired AI in September 2005, and AI operates as an independent, wholly-owned subsidiary. AI's business primarily serves the commercial market from its store locations. In addition, its North American Sales Division services warehouse distributors and jobbers throughout North America.

The following table sets forth the total number of new, closed and relocated stores and stores with commercial delivery programs during fiscal 2007, 2006 and 2005. We lease approximately 81% of our stores.

| AAP | Fiscal Year | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Number of stores at beginning of year | 2,995 | 2,810 | 2,652 |
| New stores | 175 | 190 | 169 |
| Closed stores | (17) | (5) | (11) |
| Number of stores, end of period[a] | 3,153 | 2,995 | 2,810 |
| Relocated stores | 29 | 47 | 54 |
| Stores with commercial delivery programs | 2,604 | 2,439 | 2,192 |

| AI | Fiscal Year | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Number of stores at beginning of year | 87 | 62 | - |
| New stores[b] | 21 | 25 | 62 |
| Closed stores | - | - | - |
| Number of stores, end of period | 108 | 87 | 62 |
| Relocated stores | - | - | - |
| Stores with commercial delivery programs | 108 | 87 | 62 |

(a) Includes 2 and 7 stores not operating at December 30, 2006 and December 31, 2005, respectively, primarily due to hurricane damage.

(b) Of the 62 new stores in 2005, 61 stores were acquired in September 2005 as a result of our AI acquisition.

We anticipate adding approximately 100 AAP and 15 AI stores during 2008.

## Key Financial Metrics

The following table highlights certain consolidated operating results and key financial metrics for 2007, 2006 and 2005:

| | Fiscal Year | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Total net sales *(in thousands)* | $ 4,844,404 | $ 4,616,503 | $ 4,264,971 |
| Total commercial net sales *(in thousands)* | $ 1,290,602 | $ 1,155,953 | $ 931,320 |
| Comparable store net sales growth | 0.8% | 2.1% | 8.7% |
| DIY comparable store net sales growth | (1.0%) | (0.3%) | 4.8% |
| DIFM comparable store net sales growth | 6.7% | 10.8% | 25.2% |
| Average net sales per store *(in thousands)* | $ 1,527 | $ 1,551 | $ 1,555 |
| Average net sales per square foot | $ 207 | $ 210 | $ 209 |
| Inventory per store *(in thousands)* | $ 469 | $ 475 | $ 476 |
| SG&A expenses per store *(in thousands)* | $ 601 | $ 604 | $ 586 |
| Gross margin | 47.9% | 47.7% | 47.2% |
| Operating margin | 8.6% | 8.7% | 9.6% |

Note: These metrics should be reviewed along with the footnotes to the table setting forth our selected store data in Item 6 *"Selected Financial Data"* located elsewhere in this report. The footnotes contain descriptions regarding the calculation of these metrics.

**Management Overview**

We recorded earnings per diluted share of $2.28 in fiscal 2007 compared to $2.16 for fiscal 2006. We continue to generate significant operating cash flow to allow us to invest in business initiatives and return capital to shareholders through cash dividends and share repurchases. We remain focused on increasing our sales, operating margins and return on invested capital and believe certain strategic initiatives introduced during 2007 are beginning to propel us toward achieving these goals. Specific updates on these initiatives, among other recent developments, during 2007 are discussed below:

***New CEO*** – We announced in November 2007 the appointment of a new CEO and President, Darren Jackson, which became effective in January 2008. Mr. Jackson, who previously served on our Audit Committee, Finance Committee and Board of Directors, had already been involved with management on the completion of certain strategic studies during 2007 and the formulation of certain initiatives discussed below.

***Sales Initiatives*** – We believe our biggest opportunity is increasing our top line sales growth as we develop initiatives around a more customer-focused strategy and increased parts availability and related knowledge by the team members in our stores. Our sales per square foot and sales per employee are currently in the bottom half of the automotive aftermarket industry. In 2007, we began implementing our plan to increase DIY and DIFM sales through improving parts availability with an emphasis on late model and foreign vehicles. Our enhanced parts availability will be funded partially from available working capital as we transition from other less productive inventory.

We believe our DIFM business has started to improve as indicated by an 8.2% comparable store sales increase during the fourth quarter, although we continue to face a challenging macroeconomic environment, including higher fuel and credit costs faced by our customers, higher unemployment and lower consumer confidence. In order to structure our DIFM business for further growth, we continue to examine store staffing and training, compensation policies and truck utilization. Commercial sales represented approximately 27% of our total sales for fiscal 2007 as compared to approximately 25% for fiscal 2006. At December 29, 2007, we operated commercial programs in 83% of our total AAP stores compared to 81% for the prior fiscal year. Lastly, we began improving the productivity and efficiency of our sales floor in our stores by aligning functions performed by our sales associates with our increased parts focus, including the transition of less productive inventory.

***SG&A Structure*** – We took significant steps towards reducing and reallocating our selling, general and administrative expense structure during the second half of 2007. We eliminated 250 positions at our store support center and other field support areas and terminated our Advance TV network, which together resulted in $6.3 million of expense recognized in our 2007 operating results. Additionally, we reduced our real estate development by opening fewer new stores, relocating fewer stores and halting the 2010 store remodel program. During the fourth quarter of 2007, we introduced a 6,000 square foot prototype store. We believe this smaller model can support an adequate level of parts availability for both our DIY and DIFM customers while reducing our occupancy costs as a percentage of sales.

Lastly, we completed the further reduction and reallocation of certain advertising expenditures into a more focused effort in electronic media. We have recently introduced a new brand, "Keep the Wheels Turning." This campaign was developed as part of our overall strategic review of the business as well as extensive research conducted with our customers and team members. We believe this campaign, which targets both DIY and DIFM customers, differentiates Advance Auto Parts in our industry by positioning us as the source for brand name parts and products and as the resource for expert advice and knowledge to help customers keep their vehicles running. The campaign includes creative and compelling television and radio commercials designed to drive sales and build an enduring, positive image of Advance Auto Parts. Due to the reallocation of our advertising expenditures, we expect 2008 advertising expense to remain generally consistent with 2007 levels.

***Return on Invested Capital Improvements*** – We eliminated certain information technology, logistics and other investments that did not demonstrate acceptable returns. During the second half of 2007, we halted our store remodel program while we more closely examine the sales results and overall return from these remodels. Additionally, we have delayed the opening of our ninth distribution center to the beginning of 2010 as a result of fewer new store openings planned throughout 2008.

***Stock Repurchase Program*** – During 2007, our Board of Directors authorized a new stock repurchase program of up to $500 million of our common stock plus related expenses. The program, which became effective August 8, 2007, replaced the remaining portion of a $300 million stock repurchase program. During 2007, we repurchased 8.3 million shares of common stock for $286 million. Refer to further discussion of this program in the *Liquidity* section of this management's discussion and analysis.

## Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting policies generally accepted in the United States of America. Our discussion and analysis of the financial condition and results of operations are based on these financial statements. The preparation of these financial statements requires the application of accounting policies in addition to certain estimates and judgments by our management. Our estimates and judgments are based on currently available information, historical results and other assumptions we believe are reasonable. Actual results could differ from these estimates.

The preparation of our financial statements included the following significant estimates.

*Vendor Incentives*

We receive incentives from vendors as a result of purchasing and promoting their products through a variety of programs, including cooperative advertising allowances, volume rebates and other promotional incentives. We account for vendor incentives in accordance with Emerging Issues Task Force, or EITF, No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." Many of the incentives are under long-term agreements (terms in excess of one year), while others are negotiated on an annual basis. Cooperative advertising allowances and volume rebates are earned based on inventory purchases and initially recorded as a reduction to inventory. The deferred amounts are included as a reduction to cost of sales as the inventory is sold.

We recognize other promotional incentives earned under long-term agreements as a reduction to cost of sales. These incentives are recognized based on the cumulative net purchases as a percentage of total estimated net purchases over the life of the agreement. Our margins could be impacted positively or negatively if actual purchases or results from any one year differ from our estimates; however, the impact over the life of the agreement would be the same. Short-term incentives (terms less than one year) are recognized as a reduction to cost of sales over the course of the agreements.

Amounts received or receivable from vendors that are not yet earned are reflected as deferred revenue. Management's estimate of the portion of deferred revenue that will be realized within one year of the balance sheet date is included in other current liabilities. Earned amounts that are receivable from vendors are included in receivables except for that portion expected to be received after one year, which is included in other assets.

*Inventory Reserves*

We establish reserves for inventory shrink, as an increase to our cost of sales, for our stores and distribution centers based on our extensive and frequent cycle counting program. Our estimates of these shrink reserves depend on the accuracy of the program, which is dependent on compliance rates of our facilities and the execution of the required procedures. We evaluate the accuracy of this program on an ongoing basis and believe it provides reasonable assurance for the established reserves. If estimates regarding our cycle counting program are inaccurate, we may be exposed to losses or gains that could be material.

We have recorded reserves for potentially excess and obsolete inventories based on current inventory levels and historical analysis of product sales and current market conditions. The nature of our inventory is such that the risk of obsolescence is minimal and excess inventory has historically been returned to our vendors for credit. We provide reserves where less than full credit is expected from a vendor or where we anticipate that items will be sold at retail prices that are less than recorded cost. We develop these estimates based on the determination of return privileges with vendors, the level of credit provided by the vendor and management's estimate of the discounts to recorded cost, if any, required by market conditions. Our total inventory reserves increased by $4.2 million in fiscal 2007 compared to fiscal 2006 primarily as the result of an increase in our total shrinkage, as a percentage of sales.

Future changes by vendors in their policies or willingness to accept returns of excess inventory could require us to revise our estimates of required reserves for excess and obsolete inventory and result in a negative impact on our consolidated statement of operations. A 10% difference in actual inventory reserves at December 29, 2007 would have affected net income by approximately $2.2 million.

*Warranty Reserves*

Our vendors are primarily responsible for warranty claims. We are responsible for merchandise sold under warranty which is not covered by vendor warranties (primarily batteries). We record a reserve for future warranty claims as an increase in our cost of sales based on current sales of the warranted products and historical claim experience. If claims experience differs from historical levels, revisions in our estimates may be required, which could have an impact on our consolidated statement of operations. Our warranty reserves increased by $4.7 million in fiscal 2007 compared to fiscal 2006. This increase was primarily due to an increase in our defective return rate as well as in increase in the sale of premium batteries. A 10% change in the warranty reserves at December 29, 2007 would have affected net income by approximately $1.1 million for the fiscal year ended December 29, 2007.

*Self-Insured Reserves*

We are self-insured for general and automobile liability, workers' compensation and the health care claims of our team members, although we maintain stop-loss coverage with third-party insurers to limit our total liability exposure. Our self-insurance program, started in 2001, has not reached full maturity. A reserve for liabilities associated with these losses is established for claims filed and claims incurred but not yet reported using actuarial methods followed in the insurance industry and our historical claims experience. Each year, our reserve for self-insurance increases over the prior year because each year adds an additional layer of reserves without an equal amount of prior year reserves being fully relieved. Generally, claims have historically taken several years to settle and thus are not relieved at the same rate as additional reserves are added each year. Our self-insurance reserves increased by $14.0 million in fiscal 2007 compared to fiscal 2006. This increase was primarily the result of the increase in the number of workers' compensation claims and automobile accident claims as well as an increase in the total cost to settle workers' compensation claims as compared to the prior year. The increase in the number of claims is driven by overall growth, including an increase in total number of stores, employees and commercial delivery vehicles.

While we do not expect the amounts ultimately paid to differ significantly from our estimates, our self-insurance reserves and corresponding selling, general and administrative expenses could be affected if future claim experience differs significantly from historical trends and actuarial assumptions. A 10% change in our self-insurance liabilities at December 29, 2007 would have affected net income by approximately $5.3 million for the fiscal year ended December 29, 2007.

*Tax Reserves*

The determination of our income tax liabilities is based upon the tax code, regulations and pronouncements of the taxing jurisdictions in which we do business. Our income tax returns are periodically examined by those jurisdictions. These examinations include, among other things, auditing our filing positions, the timing of deductions and allocation of income among the various jurisdictions. At any particular time, multiple years are subject to examination by various taxing authorities.

The accounting for our tax reserves changed with the adoption of FIN 48, "Accounting for Uncertainty in Income Taxes," or FIN 48, on December 31, 2006. Refer to Note 12 for further discussion of the impact of adopting FIN 48 and change in reserves during fiscal 2007.

In evaluating our income tax positions, we record reserves for potential exposures. These tax reserves are adjusted in the period actual developments give rise to such change. Those developments could be, but are not limited to; settlement of tax audits, expiration of the statute of limitations, and the evolution of tax code and regulations, along with varying application of tax policy and administration within those jurisdictions.

These tax reserves contain uncertainties because management is required to make assumptions and apply judgment to estimate exposures associated with our various filing positions. Although management believes that the judgments and estimates are reasonable, actual results could differ and the company may be exposed to gains or losses that could be material. To the extent that actual results differ from our estimates, the effective tax rate in any particular period could be materially affected. Favorable tax developments would be recognized as a reduction in our effective tax rate in the period of resolution. Unfavorable tax developments would require an increase in our effective tax rate and a possible use of cash in the period of resolution. A 10% change in the tax reserves at December 29, 2007 would have affected net income by approximately $1.4 million for the fiscal year ended December 29, 2007.

**Components of Statement of Operations**

*Net Sales*

Net sales consist primarily of comparable store sales and new store net sales. We calculate comparable store sales based on the change in net sales starting once a store has been opened for 13 complete accounting periods. We include relocations in comparable store sales from the original date of opening. We exclude from comparable store sales the net sales from the Offshore and AI stores.

*Cost of Sales*

Our cost of sales consists of merchandise costs, net of incentives under vendor programs; inventory shrinkage, defective and warranty costs; and warehouse and distribution expenses. Gross profit as a percentage of net sales may be affected by variations in our product mix, price changes in response to competitive factors and fluctuations in merchandise costs, vendor programs, inventory shrinkage, defective and warranty costs and warehouse and distribution costs. We seek to minimize fluctuations in merchandise costs and instability of supply by entering into long-term purchasing agreements, without minimum purchase volume requirements, with vendors when we believe it is advantageous. Our gross profit may not be comparable to those of our competitors due to differences in industry practice regarding the classification of certain costs. See Note 2 in our consolidated financial statements for additional discussion of these costs.

*Selling, General and Administrative Expenses*

Selling, general and administrative expenses consist of store payroll, store occupancy (including rent), advertising expenses, other store expenses and general and administrative expenses, including salaries and related benefits of store support center team members, share-based compensation expense, store support center administrative office expenses, data processing, professional expenses and other related expenses.

**Consolidated Results of Operations**

The following table sets forth certain of our operating data expressed as a percentage of net sales for the periods indicated.

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 29, 2007 | December 30, 2006 | December 31, 2005 |
| Net sales | 100.0% | 100.0% | 100.0% |
| Cost of sales | 52.1 | 52.3 | 52.8 |
| Gross profit | 47.9 | 47.7 | 47.2 |
| Selling, general and administrative expenses | 39.3 | 39.0 | 37.6 |
| Operating income | 8.6 | 8.7 | 9.6 |
| Interest expense | (0.7) | (0.8) | (0.7) |
| Loss on extinguishment of debt | - | 0.0 | - |
| Other income, net | 0.0 | 0.1 | 0.0 |
| Income tax expense | 3.0 | 3.0 | 3.4 |
| Net income | 4.9 | 5.0 | 5.5 |

*Fiscal 2007 Compared to Fiscal 2006*

Net sales for 2007 were $4,844.4 million, an increase of $227.9 million, or 4.9%, over net sales for 2006. The net sales increase was due to an increase in comparable store sales of 0.8% and contributions from the 196 AAP and AI stores opened within the last year. The comparable store sales increase was driven by an increase in average ticket sales and customer traffic in our DIFM business and an increase in average ticket sales by our DIY customers offset by a decrease in DIY customer count. We expect to experience similar trends into 2008 as we start to experience benefits from our sales and advertising initiatives combined with the continuation of a challenging macroeconomic environment. AI produced sales of $135.0 million in 2007, an increase $23.9 million or 21.6%, compared to 2006. AI's sales increase was driven primarily by our acceleration of new-store growth through 2006 and 2007.

Gross profit for 2007 was $2,321.0 million, or 47.9% of net sales, as compared to $2,201.2 million, or 47.7% of net sales, in 2006. The increase in gross profit as a percentage of net sales improved procurement costs and a positive shift in sales mix, lower logistics expense partially offset by strategic price changes associated with our focused effort on remaining competitive in the parts category.

Selling, general and administrative expenses were $1,904.5 million, or 39.3% of net sales, for 2007, as compared to $1,797.8 million, or 39.0% of net sales, for 2006. Selling, general and administrative expenses increased as a percentage of sales primarily as a result of an increase in certain fixed occupancy costs, as a result of lower than anticipated sales growth, partially offset by reduced advertising expense.

Operating income for 2007 was $416.4 million, or 8.6% of net sales, as compared to $403.4 million, or 8.7% of net sales, in 2006. This decrease in operating income, as a percentage of net sales, was reflective of higher selling, general and administrative expenses as previously discussed partially offset by an increase in gross profit. AAP produced operating income of $417.2 million, or 8.9% of net sales, for 2007 as compared to $402.3 million, or 8.9% of net sales, in 2006. AI generated an operating loss for 2007 of $0.8 million as compared to operating income of $1.1 million in 2006. This decrease in operating income was primarily driven by lower than anticipated sales, additional expenses associated with the transition to AI's new distribution center early in 2007 and the reinvestment of resources to accelerate AI's store growth and roll out of certain AI branded product.

Interest expense for 2007 was $34.8 million, or 0.7% of net sales, as compared to $36.0 million, or 0.8% of net sales, in 2006. The decrease in interest expense is a result of lower average outstanding borrowings and lower average borrowing rates as compared to fiscal 2006.

Income tax expense for 2007 was $144.3 million, as compared to $138.6 million for 2006. Our effective income tax rate was 37.7% and 37.5% for 2007 and 2006, respectively.

We generated net income of $238.3 million, or $2.28 per diluted share, for 2007, as compared to $231.3 million, or $2.16 per diluted share, for 2006. As a percentage of sales, net income for 2007 was 4.9%, as compared to 5.0% for 2006.

***Fiscal 2006 Compared to Fiscal 2005***

Net sales for 2006 were $4,616.5 million, an increase of $351.5 million, or 8.2%, over net sales for 2005. The net sales increase was due to an increase in comparable store sales of 2.1%, contributions from the 190 AAP stores opened within the last year and sales from AI. AI, which was acquired in September 2005, produced sales of $111.1 million in 2006 compared to $30.3 million for the partial period in 2005. The comparable store sales increase was driven by an increase in average ticket sales and customer traffic in our DIFM business and an increase in average ticket sales by our DIY customers offset by a decrease in DIY customer count.

Gross profit for 2006 was $2,201.2 million, or 47.7% of net sales, as compared to $2,014.5 million, or 47.2% of net sales, in 2005. The increase in gross profit as a percentage of sales reflects the positive impact of our ongoing category management initiatives, including improved procurement costs and a positive shift in sales mix, and logistics efficiencies.

Selling, general and administrative expenses were $1,797.8 million, or 39.0% of net sales, for 2006, as compared to $1,606.0 million, or 37.6% of net sales, for 2005. Selling, general and administrative expenses increased as a percentage of sales as a result of:

- recording share-based compensation expense of approximately 0.4% of net sales upon the implementation of SFAS 123R on January 1, 2006;
- a 0.5% increase in certain fixed costs as a percentage of sales during the year, including rent and depreciation, as a result of low comparable sales growth; and
- a 0.3% increase in expenses associated with higher costs for insurance programs, including workers' compensation, auto liability and general liability.

Additionally, AI contributed approximately 0.2% of selling, general and administrative expenses as a result of the reinvestment of working capital to accelerate their new store growth.

Interest expense for 2006 was $36.0 million, or 0.8% of net sales, as compared to $32.4 million, or 0.7% of net sales, in 2005. The increase in interest expense is a result of both higher average outstanding debt levels and borrowing rates as compared to fiscal 2005. In addition, other income for fiscal 2006 decreased as a result of less interest income associated with lower cash balances throughout the year.

Income tax expense for 2006 was $138.6 million, as compared to $144.2 million for 2005. Our effective income tax rate was 37.5% and 38.1% for 2006 and 2005, respectively.

We generated net income of $231.3 million, or $2.16 per diluted share, for 2006, as compared to $234.7 million, or $2.13 per diluted share, for 2005. As a percentage of sales, net income for 2006 was 5.0%, as compared to 5.5% for 2005. Our earnings per diluted share results reflect the impact on both earnings and the diluted share count of implementing FAS 123R as further explained in this management's discussion and analysis and in the notes to our financial statements contained elsewhere in this Form 10-K.

## Quarterly Consolidated Financial Results (in thousands, except per share data)

| | 16-Weeks Ended 4/22/2006 | 12-Weeks Ended 7/15/2006 | 12-Weeks Ended 10/7/2006 | 12-Weeks Ended 12/30/2006 | 16-Weeks Ended 4/21/2007 | 12-Weeks Ended 7/14/2007 | 12-Weeks Ended 10/6/2007 | 12-Weeks Ended 12/29/2007 |
|---|---|---|---|---|---|---|---|---|
| Net sales | $ 1,393,010 | $ 1,107,857 | $ 1,099,486 | $ 1,016,150 | $ 1,468,120 | $ 1,169,859 | $ 1,158,043 | $ 1,048,382 |
| Gross profit | 665,168 | 527,359 | 530,206 | 478,431 | 709,403 | 562,861 | 555,113 | 493,592 |
| Net income | $ 74,081 | $ 62,936 | $ 58,947 | $ 35,354 | $ 76,101 | $ 68,424 | $ 59,040 | $ 34,752 |
| Net income per share: | | | | | | | | |
| Basic | $ 0.69 | $ 0.60 | $ 0.56 | $ 0.34 | $ 0.72 | $ 0.64 | $ 0.58 | $ 0.35 |
| Diluted | $ 0.68 | $ 0.59 | $ 0.56 | $ 0.33 | $ 0.71 | $ 0.64 | $ 0.57 | $ 0.35 |

## Liquidity and Capital Resources

*Overview of Liquidity*

Our primary cash requirements include the purchase of inventory, capital expenditures, payment of quarterly cash dividends and contractual obligations. In addition, we have used available funds to repurchase shares of common stock under our stock repurchase program and to repay borrowings under our credit facility. We have funded these requirements primarily through cash generated from operations supplemented by borrowings under our credit facilities as needed. We believe funds generated from our expected results of operations, available cash and cash equivalents and available borrowings under our term loan and revolving credit facilities will be sufficient to fund our primary obligations for the next fiscal year.

At December 29, 2007, our cash and cash equivalents balance was $14.7 million, an increase of $3.5 million compared to fiscal year-end 2006. This increase resulted from an increase in cash flow from operations and proceeds from the exercise of stock options partially offset by the continued investment in property and equipment, reduction in our revolving credit facility balance and return of capital to our shareholders through the payment of dividends and repurchase of common stock during 2007. At December 29, 2007, our outstanding indebtedness was $28.4 million higher when compared to 2006 and consisted of borrowings of $451.0 million under our revolving credit facility, $50.0 million under our term loan, and $4.7 million outstanding on an economic development note. Additionally, we had $74.7 million in letters of credit outstanding, which reduced our cash availability under the revolving credit facility to $224.3 million.

On February 15, 2006, our Board of Directors declared a quarterly cash dividend, the first in our history. We have paid quarterly dividends of $0.06 per share to stockholders of record for each of our quarters during 2006 and 2007. Subsequent to December 29, 2007, our Board of Directors declared a quarterly dividend of $0.06 per share to be paid on April 4, 2008 to all common stockholders of record as of March 21, 2008.

*Capital Expenditures*

Our primary capital requirements have been the funding of our continued store expansion program, including new store openings and store acquisitions, store relocations and remodels, maintenance of existing stores, the construction and upgrading of distribution centers, the development of proprietary information systems, implementation of proprietary and purchased information systems and our acquisitions. Our capital expenditures were $210.6 million in 2007. During fiscal 2007, we opened 175 AAP and 21 AI stores, remodeled 77 AAP stores and relocated 29 AAP stores.

Our future capital requirements will depend in large part on the number of and timing for new stores we open or acquire within a given year and the number of stores we relocate or remodel. During 2008, we anticipate adding 100 new AAP and 15 AI stores and relocating 10 to 20 AAP stores. We do not plan to remodel any stores in 2008. We also plan to make continued investments in the maintenance of our existing stores and logistics network as well as investing in new information systems to support certain initiatives, including our parts availability initiative. In 2008, we anticipate that our capital expenditures will be approximately $170.0 million to $190.0 million.

*Vendor Financing Program*

Historically, we have negotiated extended payment terms from suppliers that help finance inventory growth, and we believe that we will be able to continue financing much of our inventory growth through such extended payment terms. We have a short-term financing program with a bank for certain merchandise purchases. In substance, the program allows us to borrow money from the bank to finance purchases from our vendors. This program allows us to reduce further our working capital invested in current inventory levels and finance future inventory growth. Our revolving and term loan facilities do not restrict availability under this program. At December 29, 2007, $153.5 million was payable to the bank by us under this program.

*Stock Repurchase Program*

During the third quarter of fiscal 2007, our Board of Directors authorized a new stock repurchase program of up to $500 million of our common stock plus related expenses. The new program cancelled and replaced the remaining portion of the previous $300 million stock repurchase program. The program allows us to repurchase our common stock on the open market or in privately negotiated transactions from time to time in accordance with the requirements of the Securities and Exchange Commission.

During fiscal 2007, we repurchased 8.3 million shares of common stock at an aggregate cost of $285.9 million, or an average price of $34.27 per share, of which 1.3 million shares of common stock were repurchased under the previous $300 million stock repurchase program. As of December 29, 2007, $3.0 million of shares have been repurchased and remained unsettled. Subsequent to December 29, 2007, we repurchased 4.6 million shares of common stock at an aggregate cost of $155.4 million, or an average price of $34.04 per share. Reflective of the subsequent repurchases, we have remaining $105.2 million under our current stock repurchase program.

*Analysis of Cash Flows*

An analysis of our cash flows for fiscal 2007, 2006 and 2005 is included below.

| | Fiscal Year | | |
|---|---|---|---|
| (in millions) | 2007 | 2006 | 2005 |
| Cash flows from operating activities | $ 410.5 | $ 333.6 | $ 321.6 |
| Cash flows from investing activities | (202.1) | (258.6) | (302.8) |
| Cash flows from financing activities | (204.9) | (104.6) | (34.3) |
| Net increase (decrease) in cash and cash equivalents | $ 3.5 | $ (29.6) | $ (15.5) |

*Operating Activities*

For fiscal 2007, net cash provided by operating activities increased $76.9 million to $410.5 million. Net income increased by $7.0 million during fiscal 2007. Significant changes in working capital resulted in the following sources of cash:

- a $41.2 million increase in cash flows from inventory, net of accounts payable, reflective of our slow down of inventory growth in line with our current sales trend, while maintaining adequate levels of inventory to support our parts availability initiative; and
- a $35.7 million increase in cash flows comprised of other movements in working capital, including the timing in payment of certain operating expenses.

For fiscal 2006, net cash provided by operating activities increased $12.0 million to $333.6 million. Significant components of this increase consisted of:

- $15.2 million increase in earnings exclusive of $18.7 million of incremental, non-cash, share-based compensation expense compared to the same period in fiscal 2005;
- $19.5 million increase in depreciation and amortization;
- $24.1 million decrease in cash inflows primarily related to the sale of our private label credit card portfolio in fiscal 2005;
- $24.9 million reduction in cash outflows, net of accounts payable, as a result of reducing inventory growth rates in line with our current sales trend;
- $33.4 million increase in cash flows from other assets related to the timing of payments for normal operating expenses, primarily our monthly rent;
- $17.5 million decrease in cash inflows relating to the timing of accrued operating expenses; and
- $30.3 million decrease in cash flows from tax benefits related to exercise of stock options.

*Investing Activities*

For fiscal 2007, net cash used in investing activities decreased by $56.5 million to $202.1 million. Significant components of this decrease consisted of:

- a decrease in capital expenditures of $48.0 million resulting primarily from less spending on capital assets in our store locations, the impact of the reduced scope in remodels and fewer relocations as compared to 2006; and
- the absence of a $12.5 million business acquisition payment made in fiscal 2006.

For fiscal 2006, net cash used in investing activities decreased by $44.2 million to $258.6 million. Significant components of this decrease consisted of:

- $111.8 million related to acquisitions in fiscal 2005, of which $12.5 million was paid in fiscal 2006;
- an increase in capital expenditures of $42.4 million used primarily to accelerate our square footage growth through adding new stores (including ownership of selected new stores) and remodeling existing stores.

*Financing Activities*

For fiscal 2007, net cash used in financing activities increased by $100.3 million to $204.9 million.

Cash flows from financing activities increased as result of:

- an $11.8 million cash inflow resulting from the timing of bank overdrafts;
- $17.8 million increase in financed vendor accounts payable, which reflected the growth in our vendor financing program;
- an increase of $25.3 million from the issuance of common stock, resulting from an increase in the exercise of stock options mainly associated with the departure of our former CEO and another executive officer during 2007; and
- a $6.6 million cash inflow from additional tax benefits realized from the increased level of stock options exercised.

Cash flows from financing activities decreased as result of:

- a reduction of $14.3 million in net borrowings primarily under our credit facilities;
- $6.0 million of additional cash dividends paid due primarily to the timing in payments; and
- an additional $145.4 million of common stock repurchased under our stock repurchase program.

For fiscal 2006, net cash used in financing activities increased by $70.3 million to $104.6 million. Significant components of this increase consisted of:

- $46.0 million cash outflow resulting from the timing of bank overdrafts;

- $54.3 million decrease in financed vendor accounts payable;
- $504.0 million cash inflow resulting from an increase in net borrowings;
- $433.8 million used for early extinguishment of debt in fiscal 2006;
- $19.2 million paid in dividends in fiscal 2006;
- $36.0 million increase in cash used to repurchase shares of our common stock under our stock repurchase program;
- $15.1 million decrease in proceeds from the exercise of stock options; and
- $26.3 million increase resulting from the repayment of secured borrowings in fiscal 2005.

### *Off-Balance-Sheet Arrangements*

As of December 29, 2007, we had outstanding $74.7 million in letters of credit and $2.5 million of surety bonds. These items are considered off-balance-sheet arrangements as defined in Item 303 of Regulation S-K promulgated by the Securities and Exchange Commission.

### *Contractual Obligations*

In addition to our revolving credit facility, we also utilize operating leases as another source of financing. The amounts payable under these operating leases are included in our schedule of contractual obligations. Our future contractual obligations related to long-term debt, operating leases and other contractual obligations at December 29, 2007 were as follows:

| Contractual Obligations | Total | Fiscal 2008 | Fiscal 2009 | Fiscal 2010 | Fiscal 2011 | Fiscal 2012 | Thereafter |
|---|---|---|---|---|---|---|---|
| *(in thousands)* | | | | | | | |
| Long-term debt | $ 505,672 | $ 610 | $ 740 | $ 704 | $ 501,662 | $ 742 | $ 1,214 |
| Interest payments | $ 102,509 | $ 26,397 | $ 25,244 | $ 26,522 | $ 24,301 | $ 44 | $ 1 |
| Operating leases[(1)] | $ 2,142,659 | $ 265,506 | $ 236,655 | $ 218,592 | $ 196,658 | $ 173,768 | $ 1,051,480 |
| Purchase obligations[(2)] | $ 8,727 | $ 8,727 | $ - | $ - | $ - | $ - | $ - |
| Other long-term liabilities[(3)] | $ 50,781 | $ - | $ - | $ - | $ - | $ - | $ - |

(1) We lease certain store locations, distribution centers, office space, equipment and vehicles. Our property leases generally contain renewal and escalation clauses and other concessions. These provisions are considered in our calculation of our minimum lease payments which are recognized as expense on a straight-line basis over the applicable lease term. In accordance with SFAS No. 13, "Accounting for Leases," as amended by SFAS No. 29, "Determining Contingent Rental," any lease payments that are based upon an existing index or rate, are included in our minimum lease payment calculations.

(2) For the purposes of this table, purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our open purchase orders are based on current inventory or operational needs and are fulfilled by our vendors within short periods of time. We currently do not have minimum purchase commitments under our vendor supply agreements nor are our open purchase orders for goods and services binding agreements. Accordingly, we have excluded open purchase orders from this table. The purchase obligations consist of the amount of fuel required to be purchased by us under certain fixed price fuel supply agreements and certain commitments for training and development. All of these agreements expire in 2008.

(3) Primarily includes employee benefits accruals, restructuring and closed store liabilities and deferred income taxes for which no contractual payment schedule exists and we expect the payments to occur beyond 12 months from December 29, 2007. Additionally, other long-term liabilities include $20.4 million of unrecognized income tax benefits as a result of our adoption on FIN 48 on December 31, 2006. During the next 12 months, it is possible that we could conclude on $2 to $3 million of the contingencies associated with these tax uncertainties, a portion of which may be settled in cash. We do not anticipate any significant impact on our liquidity and capital resources due to the conclusion of these tax matters.

*Long Term Debt*

On December 4, 2007, we entered into a new $200.0 million unsecured four-year term loan with our subsidiary, Advance Stores Company, Incorporated, or Stores, serving as borrower. Proceeds from this term loan will be used to repurchase shares of our common stock under our stock repurchase program. As of December 29, 2007, Stores had borrowed $50.0 million under the term loan. Subsequent to December 29, 2007, Stores borrowed the remaining capacity under the term loan. Voluntary prepayments and voluntary reductions of the term loan balance are permitted in whole or in part, at our option, in minimum principal amounts as specified in the new term loan.

In addition to the term loan, we have in place a $750.0 million unsecured five-year revolving credit facility with Stores serving as the borrower. This facility was entered into in October 2006 and replaced our term loans and revolver under the previous credit facility. Proceeds from this revolving loan facility were used to repay $433.8 million of principal outstanding on our term loans and revolver under our previous credit facility. In conjunction with this refinancing, we wrote-off existing deferred financing costs related to our previous term loans and revolver. The write-off of these costs of $1.9 million was combined with a related gain on settlement of interest rate swaps of $2.9 million for a net gain on extinguishment of debt of $1.0 million during fiscal year 2006.

The revolving credit facility also provides for the issuance of letters of credit with a sub limit of $300.0 million and swingline loans in an amount not to exceed $50.0 million. We may request that the total revolving commitment be increased by an amount not exceeding $250.0 million during the term of the credit agreement. Voluntary prepayments and voluntary reductions of the revolving balance are permitted in whole or in part, at our option, in minimum principal amounts as specified in the revolving credit facility.

As of December 29, 2007, we had borrowed $451.0 million under the revolver and had $74.7 million in letters of credit outstanding, which reduced availability under the revolver to $224.3 million. In addition, we had outstanding $4.7 million under an economic development note. We also maintain approximately $2.5 million in surety bonds issued by our insurance provider primarily to utility providers and the departments of revenue for certain states. These letters of credit and surety bonds generally have a term of one year or less.

The interest rate on the term loan will be based, at our option, on an adjusted LIBOR rate, plus a margin, or an alternate base rate, plus a margin. The initial margin is 1.00% and 0.0% per annum for the adjusted LIBOR and alternate base rate borrowings, respectively. We have elected to use the 90-day adjusted LIBOR rate and has the ability and intent to continue to use this rate on its hedged borrowings. A commitment fee will be charged on the unused portion of the term loan, payable in arrears. The initial commitment fee rate is 0.200% per annum. Under the terms of the term loan, the interest rate spread and commitment fee will be based on our credit rating. The term loan terminates on October 5, 2011.

The interest rates on borrowings under the revolving credit facility will be based, at our option, on an adjusted LIBOR rate, plus a margin, or an alternate base rate, plus a margin. The current margin is 0.75% and 0.0% per annum for the adjusted LIBOR and alternate base rate borrowings, respectively. We have elected to use the 90-day adjusted LIBOR rate and have the ability and intent to continue to use this rate on our hedged borrowings. A commitment fee will be charged on the unused portion of the revolver, payable in arrears. The current commitment fee rate is 0.150% per annum. Under the terms of the revolving credit facility, the interest rate spread and commitment fee will be based on our credit rating. The revolving facility terminates on October 5, 2011.

The term loan and revolving credit facilities are fully and unconditionally guaranteed by Advance Auto Parts, Inc. Our debt agreements collectively contain covenants restricting the ability of us and our subsidiaries to, among other things, (1) create, incur or assume additional debt (including hedging arrangements), (2) incur liens or engage in sale-leaseback transactions, (3) make loans and investments, (4) guarantee obligations, (5) engage in certain mergers, acquisitions and asset sales, (6) change the nature of our business and the business conducted by our subsidiaries and (7) change our holding company status. We are required to comply with financial covenants with respect to a maximum leverage ratio and a minimum consolidated coverage ratio. The revolving credit facility also provides for customary events of default, including non-payment defaults, covenant defaults and cross-defaults to our other material indebtedness. We were in compliance with these covenants at December 29, 2007.

*Credit Ratings*

At December 29, 2007, we had a credit rating from Standard & Poor's of BB+ and a credit rating of Ba1 from Moody's Investor Service. The current pricing grid used to determine our borrowing rates under our revolving credit facility is based on such credit ratings. If these credit ratings decline, our interest expense may increase. Conversely, if these credit ratings improve, our interest expense may decrease.

## Recent Accounting Developments

*Share-Based Compensation*

We have share-based compensation plans as allowed under our long-term incentive plan, or LTIP. Historically, we have granted fixed stock options and deferred stock units, or DSUs, to our employees under these plans. Beginning in fiscal 2007, we granted primarily stock appreciation rights, or SARs, and restricted stock, or unvested shares. We continue to grant DSUs to members of our board of directors and, beginning in 2008, we will grant SARs to our board members rather than stock options.

The terms of the SARs authorized to be granted are essentially the same as our previously granted stock options. The SARs are non-qualified and terminate on the seventh anniversary of the grant date. Additionally, they vest over a three-year period in equal annual installments beginning on the first anniversary of the grant date and contain no post-vesting restrictions other than normal trading black-out periods prescribed by our corporate governance policies. We continue to use the Black-Scholes option-pricing model to value all awards and the straight-line method to amortize this fair value as compensation cost over the requisite service period.

The unvested shares vest at the end of a three-year period. During this period, holders of the unvested shares are entitled to dividend and voting rights. The unvested shares are restricted until they vest and cannot be sold by the recipient until the restriction has lapsed at the end of the three-year period. The fair value of unvested shares is determined based on the market price of our common stock on the date of grant.

Total share-based compensation expense included in selling, general and administrative expenses in the accompanying consolidated statements of operations for fiscal years 2007 and 2006 is $18.1 million and $19.1 million, respectively. We recognized a nominal amount of share-based compensation during fiscal year 2005 since the adoption of SFAS No. 123 (revised 2004), "Share-Based Payment," or SFAS 123R, was effective at the beginning of fiscal 2006. For a complete discussion of the adoption of SFAS 123R, see Note 2 of the accompanying consolidated financial statements. As of December 29, 2007, we have $19.5 million of unrecognized compensation expense related to non-vested share-based awards we expect to recognize over a weighted average period of 1.8 years.

*Income Taxes*

Effective December 31, 2006, we adopted the provisions of FIN 48. FIN 48 clarifies the accounting and reporting for income taxes recognized in accordance with Statement of Financial Accounting Standards, or SFAS, No. 109, "Accounting for Income Taxes." The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. As a result of the adoption of FIN 48 on December 31, 2006, we recorded an increase of $2.3 million to the liability for unrecognized tax benefits and a corresponding decrease in our balance of retained earnings. For a complete discussion of the adoption of FIN 48, see Note 12 of the accompanying consolidated financial statements.

*New Accounting Pronouncements*

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires recognition of the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability in the statement of financial position and to recognize changes in that funded status in comprehensive income in the year in which the changes occur. SFAS No. 158 also requires measurement of the funded status of a plan as of the date of the statement of financial position. We adopted the recognition provisions of SFAS No. 158 on December 30, 2006 and recorded a reduction to the liability of $5.4 million and increase to other comprehensive income of $3.3 million, net of tax (see Note 15). SFAS No. 158 is effective for the measurement date provisions for fiscal years ending after December 15, 2008. SFAS No. 158 provides two approaches to transition to a fiscal year-end measurement date, both of which are to be applied prospectively. We have elected to apply the alternate transition method under which a 14-month measurement will cover the period from November 1, 2007 through December 29, 2007. We do not expect the change in the measurement date to have a material impact on our financial condition, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value as it related to other accounting pronouncements that require or permit fair value measurements, and expands the disclosures on fair value measurements. In February 2008, the FASB issued a staff position that delays the effective date of SFAS No. 157 for all nonfinancial assets and liabilities except for those recognized or disclosed at least annually. Except for the delay for nonfinancial assets and liabilities, SFAS No. 157 is effective for fiscal years beginning after December 15, 2007 and interim periods within such years. We are currently evaluating the impact, if any, of adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, of adopting SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations," which replaces SFAS No. 141, "Business Combinations." SFAS No. 141R, among other things, establishes principles and requirements for how an acquirer entity recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any controlling interests in the acquired entity; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Costs of the acquisition will be recognized separately from the business combination. SFAS No. 141R applies to business combinations for fiscal years beginning after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51." SFAS No. 160, among other things, provides guidance and establishes amended accounting and reporting standards for a parent company's noncontrolling interest in a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. We do not expect the adoption of SFAS No. 160 to have a material impact on our financial condition, results of operations or cash flows.

**Item 7A. Quantitative and Qualitative Disclosures about Market Risks.**

We are exposed to cash flow risk due to changes in interest rates with respect to our long-term debt. Our long-term debt primarily consists of borrowings under a revolving and term loan credit facilities and is primarily vulnerable to movements in the LIBOR rate. While we cannot predict the impact interest rate movements will have on our debt, exposure to rate changes is managed through the use of hedging activities.

Our future exposure to interest rate risk is mitigated as a result of entering into an interest rate swap in fiscal 2007 on an aggregate $50 million of debt under our term loan and four interest rate swap agreements in fiscal 2006 on an aggregate of $225 million of debt under our revolving credit facility. The interest rate swaps entered into during 2006 replaced the previously outstanding swaps terminated as a result of our refinancing in October 2006.

At December 29, 2007, our outstanding swaps fixed the Company's LIBOR rate on an aggregate of $275 million of hedged debt at rates ranging from 4.01% to 4.98%. All of the swaps expire in October 2011.

The table below presents principal cash flows and related weighted average interest rates on our long-term debt outstanding at December 29, 2007, by expected maturity dates. Additionally, the table includes the notional amounts of our hedged debt and the impact of the anticipated average pay and receive rates of our interest rate swaps through their maturity dates. Expected maturity dates approximate contract terms. Weighted average variable rates are based on implied forward rates in the yield curve at December 29, 2007. Implied forward rates should not be considered a predictor of actual future interest rates.

| | Fiscal 2008 | Fiscal 2009 | Fiscal 2010 | Fiscal 2011 | Fiscal 2012 | Thereafter | Total | Fair Market Liability |
|---|---|---|---|---|---|---|---|---|
| Long-term debt: | | | | (dollars in thousands) | | | | |
| Variable rate | $ - | $ - | $ - | $ 501,000 | $ - | $ - | $ 501,000 | $ 498,000 [1] |
| Weighted average interest rate | 4.8% | 4.3% | 4.9% | 5.3% | - | - | 4.8% | - |
| Interest rate swap: | | | | | | | | |
| Variable to fixed[2] | $ 275,000 | $ 275,000 | $ 275,000 | $ 275,000 | - | - | - | $ 7,645 |
| Weighted average pay rate | 0.9% | 1.3% | 0.9% | 0.5% | - | - | 0.9% | - |
| Weighted average receive rate | 0.0% | - | 0.1% | 0.5% | - | - | 0.2% | - |

[1] The fair value of our variable rate debt is approximated based on similar issues available to us as of December 29, 2007.

[2] Amounts presented may not be outstanding for the entire year.

### Item 8. Financial Statements and Supplementary Data.

See financial statements included in Item 15 "Exhibits, Financial Statement Schedules" of this annual report.

### Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

### Item 9A. Controls and Procedures.

*Disclosure Controls and Procedures.* Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management has evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report in accordance with Rule 13a-15(b) under the Exchange Act. Based on this evaluation, our principal executive officer and our principal financial officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

*Management's Report on Internal Control over Financial Reporting.* Management's Report on Internal Control over Financial Reporting is set forth in Part IV, Item 15 of this annual report.

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 29, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

### Item 9B. Other Information.

None.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance.

See the information set forth in the sections entitled “Proposal No. 1 – Election of Directors,” “Corporate Governance,” “Meetings and Committees of the Board,” “Information Concerning Our Executive Officers,” “Audit Committee Report,” and “Section 16(a) Beneficial Ownership Reporting Compliance” in our proxy statement for the 2008 annual meeting of stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 29, 2007 (the “2008 Proxy Statement”), which is incorporated herein by reference.

### Item 11. Executive Compensation.

See the information set forth in the sections entitled “Meetings and Committees of the Board – Compensation Committee Interlocks and Insider Participation,” “Compensation Committee Report” and “Executive Compensation” in the 2008 Proxy Statement, which is incorporated herein by reference.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

See the information set forth in Item 5—“Equity Compensation Plan Information” of this Form 10-K and the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the 2008 Proxy Statement, which is incorporated herein by reference.

### Item 13. Certain Relationships and Related Transactions, and Director Independence.

See the information set forth in the sections entitled "Related-Party Transactions," “Proposal No. 1 – Election of Directors –Compensation Committee Interlocks and Insider Participation” and “Corporate Governance” in the 2008 Proxy Statement, which is incorporated herein by reference.

### Item 14. Principal Accountant Fees and Services.

See the information set forth in the section entitled “2007 and 2006 Audit Fees” in the 2008 Proxy Statement, which is incorporated herein by reference.

## PART IV

### Item 15. Exhibits, Financial Statement Schedules.

(a)(1) Financial Statements

**Audited Consolidated Financial Statements of Advance Auto Parts, Inc. and Subsidiaries for the years ended December 29, 2007, December 30, 2006 and December 31, 2005:**


Management's Report on Internal Control over Financial Reporting ........ F-1
Reports of Independent Registered Public Accounting Firm ........ F-2
Consolidated Balance Sheets ........ F-4
Consolidated Statements of Operations ........ F-5
Consolidated Statements of Changes in Stockholders' Equity ........ F-6
Consolidated Statements of Cash Flows ........ F-7
Notes to Consolidated Financial Statements ........ F-9


(2) Financial Statement Schedules


Report of Independent Registered Public Accounting Firm ........ F-36
Schedule I Condensed Financial Information of the Registrant ........ F-37
Schedule II Valuation and Qualifying Accounts ........ F-42


(3) Exhibits

The Exhibit Index following the signatures for this report is incorporated herein by reference.

# MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Advance Auto Parts, Inc. and its subsidiaries (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13(a) – 15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive officer and principal financial officer, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

As of December 29, 2007, management, including the Company's principal executive officer and principal financial officer, assessed the effectiveness of the Company's internal control over financial reporting based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 29, 2007 is effective. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, the Company's independent registered public accounting firm who audited the Company's consolidated financial statements, has issued an attestation report on the Company's internal control over financial reporting as of December 29, 2007 which is included on page F-3 herein.

Darren R. Jackson
*President, Chief Executive Officer and Director*

Michael A. Norona
*Executive Vice President, Chief Financial Officer and Secretary*

February 26, 2008

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Advance Auto Parts, Inc. and subsidiaries
Roanoke, Virginia

We have audited the accompanying consolidated balance sheets of Advance Auto Parts, Inc. and subsidiaries (the "Company") as of December 29, 2007 and December 30, 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 29, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Advance Auto Parts, Inc. and subsidiaries as of December 29, 2007 and December 30, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2, 12, 15 and 16 to the consolidated financial statements, the Company changed its method of accounting for uncertain tax positions to conform to Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, in 2007, its method of accounting for share-based payments to conform to FASB Statement No. 123(R), *Share-Based Payment*, in 2006, and changed its method of accounting for other postretirement benefits to conform to FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)*, in 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 29, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Richmond, Virginia
February 26, 2008

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholders of
Advance Auto Parts, Inc. and subsidiaries
Roanoke, Virginia

We have audited the internal control over financial reporting of Advance Auto Parts, Inc. and subsidiaries (the "Company") as of December 29, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 29, 2007 of the Company and our report dated February 26, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's adoption of new accounting standards.

Deloitte & Touche LLP

Richmond, Virginia
February 26, 2008

**ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES**
**CONSOLIDATED BALANCE SHEETS**
**December 29, 2007 and December 30, 2006**
**(in thousands, except per share data)**

| Assets | December 29, 2007 | December 30, 2006 |
|---|---|---|
| **Current assets:** | | |
| Cash and cash equivalents | $ 14,654 | $ 11,128 |
| Receivables, net | 84,983 | 97,046 |
| Inventories, net | 1,529,469 | 1,463,340 |
| Other current assets | 53,719 | 40,459 |
| Total current assets | 1,682,825 | 1,611,973 |
| **Property and equipment, net of accumulated depreciation of $753,024 and $670,571** | 1,047,944 | 994,977 |
| **Assets held for sale** | 3,274 | 1,548 |
| **Goodwill** | 33,718 | 33,718 |
| **Intangible assets, net** | 26,844 | 27,926 |
| **Other assets, net** | 10,961 | 12,539 |
| | $ 2,805,566 | $ 2,682,681 |
| **Liabilities and Stockholders' Equity** | | |
| **Current liabilities:** | | |
| Bank overdrafts | $ 30,000 | $ 34,206 |
| Current portion of long-term debt | 610 | 67 |
| Financed vendor accounts payable | 153,549 | 127,543 |
| Accounts payable | 688,970 | 651,587 |
| Accrued expenses | 301,414 | 252,975 |
| Other current liabilities | 51,385 | 47,042 |
| Total current liabilities | 1,225,928 | 1,113,420 |
| **Long-term debt** | 505,062 | 477,173 |
| **Other long-term liabilities** | 50,781 | 61,234 |
| **Commitments and contingencies** | | |
| **Stockholders' equity:** | | |
| Preferred stock, nonvoting, $0.0001 par value, 10,000 shares authorized; no shares issued or outstanding | - | - |
| Common stock, voting, $0.0001 par value, 200,000 shares authorized; 101,072 shares issued and 99,060 outstanding in 2007 and 105,351 issued and outstanding in 2006 | 10 | 11 |
| Additional paid-in capital | 274,659 | 414,153 |
| Treasury stock, at cost, 2,012 shares | (74,644) | - |
| Accumulated other comprehensive income | (701) | 3,472 |
| Retained earnings | 824,471 | 613,218 |
| Total stockholders' equity | 1,023,795 | 1,030,854 |
| | $ 2,805,566 | $ 2,682,681 |

The accompanying notes to the consolidated financial statements are an integral part of these statements.

## ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS
**For the Years Ended December 29, 2007, December 30, 2006 and December 31, 2005**
**(in thousands, except per share data)**

| | Fiscal Years Ended | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| **Net sales** | $ 4,844,404 | $ 4,616,503 | $ 4,264,971 |
| **Cost of sales,** including purchasing and warehousing costs | 2,523,435 | 2,415,339 | 2,250,493 |
| Gross profit | 2,320,969 | 2,201,164 | 2,014,478 |
| **Selling, general and administrative expenses** | 1,904,540 | 1,797,814 | 1,605,986 |
| Operating income | 416,429 | 403,350 | 408,492 |
| **Other, net:** | | | |
| Interest expense | (34,809) | (35,992) | (32,384) |
| Gain on extinguishment of debt | - | 986 | - |
| Other income, net | 1,014 | 1,571 | 2,815 |
| Total other, net | (33,795) | (33,435) | (29,569) |
| **Income before provision for income taxes** | 382,634 | 369,915 | 378,923 |
| **Provision for income taxes** | 144,317 | 138,597 | 144,198 |
| **Net income** | 238,317 | 231,318 | 234,725 |
| **Basic earnings per share** | $ 2.30 | $ 2.18 | $ 2.17 |
| **Diluted earnings per share** | $ 2.28 | $ 2.16 | $ 2.13 |
| Average common shares outstanding | 103,826 | 106,129 | 108,318 |
| Dilutive effect of share-based compensation | 828 | 995 | 1,669 |
| Average common shares outstanding - assuming dilution | 104,654 | 107,124 | 109,987 |

The accompanying notes to consolidated financial statements
are an integral part of these statements.

## ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
## For the Years Ended December 29, 2007, December 30, 2006 and December 31, 2005
## (in thousands)

| | Preferred Stock | | Common Stock | | Additional Paid-in | Treasury Stock, at cost | | Accumulated Other Comprehensive | (Accumulated Deficit) Retained | Total Stockholders' |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Capital | Shares | Amount | Income | Earnings | Equity |
| **Balance, January 1, 2005** | - | $ - | 113,917 | $ 11 | $ 695,212 | 5,550 | $ (146,370) | $ 814 | $ 172,648 | $ 722,315 |
| Net income | - | - | - | - | - | - | - | - | 234,725 | 234,725 |
| Unrealized gain on hedge arrangement | - | - | - | - | - | - | - | 2,276 | - | 2,276 |
| Comprehensive income | | | | | | | | | | 237,001 |
| Issuance of shares upon the exercise of stock options | - | - | 2,727 | - | 28,696 | - | - | - | - | 28,696 |
| Tax benefit related to exercise of stock options | - | - | - | - | 30,300 | - | - | - | - | 30,300 |
| Stock issued under employee stock purchase plan | - | - | 110 | - | 3,286 | - | - | - | - | 3,286 |
| Treasury stock purchased | - | - | - | - | - | 3,011 | (102,483) | - | - | (102,483) |
| Treasury stock retired | - | - | (7,122) | - | (193,185) | (7,122) | 193,185 | - | - | - |
| Other | - | - | 5 | - | 656 | - | - | - | - | 656 |
| **Balance, December 31, 2005** | - | $ - | 109,637 | $ 11 | $ 564,965 | 1,439 | $ (55,668) | $ 3,090 | $ 407,373 | $ 919,771 |
| Net income | - | - | - | - | - | - | - | - | 231,318 | 231,318 |
| Unrealized loss on hedge arrangement, net of $12 tax | - | - | - | - | - | - | - | (61) | - | (61) |
| Adjustment to adopt FASB Statement No. 158, net of $2,041 tax | - | - | - | - | - | - | - | 3,316 | - | 3,316 |
| Reclassification of gain on hedge arrangements into earnings, before tax | - | - | - | - | - | - | - | (2,873) | - | (2,873) |
| Comprehensive income | | | | | | | | | | 231,700 |
| Issuance of shares upon the exercise of stock options | - | - | 741 | - | 14,043 | - | - | - | - | 14,043 |
| Tax benefit from share-based compensation | - | - | - | - | 5,272 | - | - | - | - | 5,272 |
| Share-based compensation | - | - | - | - | 19,052 | - | - | - | - | 19,052 |
| Stock issued under employee stock purchase plan | - | - | 90 | - | 2,908 | - | - | - | - | 2,908 |
| Treasury stock purchased | - | - | - | - | - | 3,678 | (136,671) | - | - | (136,671) |
| Treasury stock retired | - | - | (5,117) | - | (192,339) | (5,117) | 192,339 | - | - | - |
| Cash dividends | - | - | - | - | - | - | - | - | (25,473) | (25,473) |
| Other | - | - | - | - | 252 | - | - | - | - | 252 |
| **Balance, December 30, 2006** | - | $ - | 105,351 | $ 11 | $ 414,153 | - | $ - | $ 3,472 | $ 613,218 | $ 1,030,854 |
| Net income | - | - | - | - | - | - | - | - | 238,317 | 238,317 |
| Changes in net unrecognized other postretirement benefit costs, net of $414 tax | - | - | - | - | - | - | - | 636 | - | 636 |
| Unrealized loss on hedge arrangement, net of $3,087 tax | - | - | - | - | - | - | - | (4,809) | - | (4,809) |
| Comprehensive income | | | | | | | | | | 234,144 |
| Issuance of shares upon the exercise of stock options | - | - | 1,867 | - | 40,468 | - | - | - | - | 40,468 |
| Tax benefit from share-based compensation | - | - | - | - | 11,088 | - | - | - | - | 11,088 |
| Issuance of restricted stock, net of forfeitures | - | - | 130 | - | - | - | - | - | - | - |
| Amortization of restricted stock balance | - | - | - | - | 1,341 | - | - | - | - | 1,341 |
| Share-based compensation | - | - | - | - | 16,755 | - | - | - | - | 16,755 |
| Stock issued under employee stock purchase plan | - | - | 53 | - | 1,888 | - | - | - | - | 1,888 |
| Treasury stock purchased | - | - | - | - | - | 8,341 | (285,869) | - | - | (285,869) |
| Treasury stock retired | - | - | (6,329) | (1) | (211,225) | (6,329) | 211,225 | - | - | (1) |
| Cash dividends | - | - | - | - | - | - | - | - | (24,789) | (24,789) |
| Adoption of FIN No. 48 | - | - | - | - | - | - | - | - | (2,275) | (2,275) |
| Other | - | - | - | - | 191 | - | - | - | - | 191 |
| **Balance, December 29, 2007** | - | $ - | 101,072 | $ 10 | $ 274,659 | 2,012 | $ (74,644) | $ (701) | $ 824,471 | $ 1,023,795 |

The accompanying notes to the consolidated financial statements
are an integral part of these statements.

**ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**For the Years Ended December 29, 2007, December 30, 2006 and December 31, 2005**
**(in thousands)**

| | Fiscal Years Ended | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| **Cash flows from operating activities:** | | | |
| Net income | $ 238,317 | $ 231,318 | $ 234,725 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 147,264 | 139,423 | 119,938 |
| Amortization of deferred debt issuance costs | 236 | 534 | 620 |
| Share-based compensation | 18,096 | 19,052 | 363 |
| Loss on disposal of property and equipment, net | 11,066 | 2,103 | 503 |
| (Benefit) provision for deferred income taxes | (20,535) | (6,562) | 2,790 |
| Excess tax benefit from share-based compensation | (11,841) | (5,272) | - |
| Tax benefit related to exercise of stock options | - | - | 30,300 |
| Loss on extinguishment of debt | - | 1,887 | - |
| Net decrease (increase) in: | | | |
| Receivables, net | 5,951 | (2,318) | 21,819 |
| Inventories, net | (66,129) | (92,239) | (130,426) |
| Other assets | (10,709) | 9,412 | (23,963) |
| Net increase (decrease) in: | | | |
| Accounts payable | 37,383 | 22,339 | 35,610 |
| Accrued expenses | 55,256 | 15,264 | 32,805 |
| Other liabilities | 6,187 | (1,337) | (3,452) |
| Net cash provided by operating activities | 410,542 | 333,604 | 321,632 |
| **Cash flows from investing activities:** | | | |
| Purchases of property and equipment | (210,600) | (258,586) | (216,214) |
| Insurance proceeds related to damaged property | 6,636 | - | - |
| Business acquisitions, net of cash acquired | - | (12,500) | (99,300) |
| Proceeds from sales of property and equipment | 1,821 | 12,444 | 12,734 |
| Net cash used in investing activities | (202,143) | (258,642) | (302,780) |
| **Cash flows from financing activities:** | | | |
| (Decrease) increase in bank overdrafts | (4,206) | (15,964) | 29,986 |
| Increase in financed vendor accounts payable | 26,006 | 8,192 | 62,455 |
| Early extinguishment of debt | - | (433,775) | - |
| Dividends paid | (25,152) | (19,153) | - |
| (Payments) borrowings on note payable | 4,232 | (60) | 500 |
| Borrowings under credit facilities | 495,400 | 678,075 | 1,500 |
| Payments on credit facilities | (471,200) | (205,800) | (33,200) |
| Payment of debt related costs | (821) | (1,070) | - |
| Proceeds from the issuance of common stock, primarily exercise of stock options | 42,547 | 17,203 | 32,275 |
| Excess tax benefit from share-based compensation | 11,841 | 5,272 | - |
| Repurchase of common stock | (282,910) | (137,560) | (101,594) |
| Borrowings secured by trade receivables | (610) | 23 | (26,312) |
| Net cash used in financing activities | (204,873) | (104,617) | (34,390) |
| **Net increase (decrease) in cash and cash equivalents** | 3,526 | (29,655) | (15,538) |
| **Cash and cash equivalents**, beginning of period | 11,128 | 40,783 | 56,321 |
| **Cash and cash equivalents**, end of period | $ 14,654 | $ 11,128 | $ 40,783 |

The accompanying notes to the consolidated financial statements are an integral part of these statements.

**ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)**
**For the Years Ended December 29, 2007, December 30, 2006 and December 31, 2005**
**(in thousands)**

| | Fiscal Years Ended | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| **Supplemental cash flow information:** | | | |
| Interest paid | $ 26,112 | $ 24,822 | $ 23,455 |
| Income tax payments, net | 158,314 | 130,131 | 115,408 |
| **Non-cash transactions:** | | | |
| Accrued purchases of property and equipment | 30,523 | 24,011 | 39,105 |
| Repurchases of common stock not settled | 2,959 | - | 889 |
| Retirement of common stock | 211,225 | 192,339 | 193,185 |
| Changes in other comprehensive income | (4,173) | 382 | 2,276 |
| Adoption of FIN No. 48, net of tax | 2,275 | - | - |
| Declared but unpaid cash dividends | 5,957 | 6,320 | - |
| Contingent payment accrued on acquisition | - | - | 12,500 |
| Accounts and note receivable upon disposal of property and equipment | - | - | 2,714 |

The accompanying notes to the consolidated financial statements
are an integral part of these statements.

(in thousands, except per share data)**

## 1. Organization and Description of Business:

Advance Auto Parts, Inc. ("Advance") conducts all of its operations through its wholly owned subsidiary, Advance Stores Company, Incorporated ("Stores") and its subsidiaries (collectively, the "Company"). The Company operates 3,153 stores within the United States, Puerto Rico and the Virgin Islands. The Company operates 3,123 stores throughout 40 states in the Northeastern, Southeastern and Midwestern regions of the United States. These stores operate under the "Advance Auto Parts" trade name except for certain stores in the State of Florida which operate under the "Advance Discount Auto Parts" trade name. These stores offer a broad selection of brand name and proprietary automotive replacement parts, accessories and maintenance items for domestic and imported cars and light trucks. In addition, the Company operates 30 stores under the "Western Auto" and "Advance Auto Parts" trade names, located in Puerto Rico and the Virgin Islands. Autopart International, an independently run subsidiary of Stores, operates 108 stores under the "Autopart International" trade name throughout the Northeastern region of the United States.

## 2. Summary of Significant Accounting Policies:

### Accounting Period

The Company's fiscal year ends on the Saturday nearest the end of December, which results in an extra week every several years (the next 53 week fiscal year is 2008). All fiscal years presented include 52 weeks of operations.

### Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash, Cash Equivalents and Bank Overdrafts

Cash and cash equivalents consist of cash in banks and money market funds with original maturities of three months or less. Bank overdrafts consist of outstanding checks not yet presented to a bank for settlement, net of cash held in accounts with right of offset.

### Vendor Incentives

The Company receives incentives in the form of reductions to amounts owed and/or payments from vendors related to cooperative advertising allowances, volume rebates and other promotional considerations. The Company accounts for vendor incentives in accordance with Emerging Issues Task Force, or EITF, No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." Many of the incentives are under long-term agreements (terms in excess of one year), while others are negotiated on an annual basis. Cooperative advertising allowances and volume rebates are earned based on inventory purchases and initially recorded as a reduction to inventory. The deferred amounts are included as a reduction to cost of sales as the inventory is sold since these payments do not represent reimbursements for specific, incremental and identifiable costs. Total deferred vendor incentives in inventory is $39,118 and $35,393 at December 29, 2007 and December 30, 2006, respectively.

(in thousands, except per share data)

The Company recognizes other promotional incentives earned under long-term agreements as a reduction to cost of sales. These incentives are recognized based on the cumulative net purchases as a percentage of total estimated net purchases over the life of the agreement. The Company's margins could be impacted positively or negatively if actual purchases or results from any one year differ from its estimates; however, the impact over the life of the agreement would be the same. Short-term incentives (terms less than one year) are recognized as a reduction to cost of sales over the course of the agreements.

Amounts received or receivable from vendors that are not yet earned are reflected as deferred revenue in the accompanying consolidated balance sheets. Management's estimate of the portion of deferred revenue that will be realized within one year of the balance sheet date has been included in other current liabilities in the accompanying consolidated balance sheets. Total deferred revenue is $9,238 and $8,006 at December 29, 2007 and December 30, 2006, respectively. Earned amounts that are receivable from vendors are included in receivables, net except for that portion expected to be received after one year, which is included in other assets, net on the accompanying consolidated balance sheets.

**Preopening Expenses**

Preopening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

**Income Taxes**

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period of the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company was to determine that it would be able to realize the Company's deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

In July 2006, the FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," or FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition of benefits, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of FIN 48 on December 31, 2006. Refer to Note 12 for further discussion of income taxes and the impact of adopting FIN 48.

**Advertising Costs**

The Company expenses advertising costs as incurred in accordance with the American Institute of Certified Public Accountant's Statement of Position, or SOP, 93-7, "Reporting on Advertising Costs." Gross advertising expense incurred was approximately $78,823, $97,215 and $95,702 in fiscal 2007, 2006 and 2005, respectively.

(in thousands, except per share data)

**Insurance**

The Company is self-insured for general and automobile liability, workers' compensation and the health care claims of its team members although the Company maintains stop-loss coverage with third-party insurers to limit its total liability exposure. Liabilities associated with these losses are calculated for claims filed and claims incurred but not yet reported using actuarial methods followed in the insurance industry and the Company's historical claims experience. The following table presents changes in the Company's self-insurance reserves.

| | December 29, 2007 | December 30, 2006 | December 31, 2005 |
|---|---|---|---|
| Self-insurance reserves, beginning of period | $ 71,519 | $ 54,899 | $ 44,102 |
| Reserves established | 102,641 | 97,201 | 80,811 |
| Reserves utilized | (88,637) | (80,581) | (70,014) |
| Self-insurance reserves, end of period | $ 85,523 | $ 71,519 | $ 54,899 |

**Warranty Costs**

The Company's vendors are primarily responsible for warranty claims. Warranty costs relating to merchandise (primarily batteries) sold under warranty, which are not covered by vendors' warranties, are estimated based on the Company's historical experience and are recorded in the period the product is sold. The following table presents changes in our warranty reserves.

| | December 29, 2007 | December 30, 2006 | December 31, 2005 |
|---|---|---|---|
| Warranty reserves, beginning of period | $ 13,069 | $ 11,352 | $ 10,960 |
| Reserves established | 24,722 | 17,352 | 14,268 |
| Reserves utilized | (20,034) | (15,635) | (13,876) |
| Warranty reserves, end of period | $ 17,757 | $ 13,069 | $ 11,352 |

**Revenue Recognition**

The Company recognizes merchandise revenue at the point of sale to customers. The majority of sales are made for cash and credit with no recourse; however, the Company extends credit to certain commercial customers through a third-party provider of private label credit cards. Receivables under the private label credit card program are generally transferred to a third-party provider with no recourse. The Company provides an allowance for doubtful accounts on receivables sold with recourse based upon factors related to credit risk of specific customers, historical trends and other information.

**Sales Returns and Allowances**

The Company's accounting policy for sales returns and allowances consists of establishing reserves for estimated returns at the time of sale. The Company estimates returns based on current sales levels and the Company's historical return experience on a specific product basis. The Company's reserve for sales returns and allowances was not significant at December 29, 2007 and December 30, 2006.

**Sales Taxes**

The Company presents sales net of sales taxes in its consolidated statements of operations.

(in thousands, except per share data)

**Share-Based Payments**

Prior to January 1, 2006, the Company accounted for its share-based compensation plans as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," or APB No. 25. The Company recorded no compensation cost in its statement of operations prior to fiscal 2006 for its fixed stock option grants as the exercise price equaled the fair market value of the underlying stock on the grant date. In addition, the Company did not recognize compensation expense for its employee stock purchase plan since it qualified as a non-compensatory plan under Section 423 of the Internal Revenue Code of 1986, as amended. The Company did recognize an insignificant amount of share-based compensation expense related to the grant of deferred stock units to its Board of Directors.

On January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment," or SFAS No. 123R. SFAS No. 123R replaces SFAS No. 123 and supersedes APB Opinion No. 25 and subsequently issued stock option related guidance. The Company elected to use the modified-prospective method of implementation. Under this transition method, share-based compensation expense for the fiscal year ended December 30, 2006 included compensation expense for all share-based awards granted subsequent to January 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R, and compensation expense for all share-based awards granted prior to but unvested as of January 1, 2006 based on the grant-date fair value estimated in accordance with original provisions of SFAS No. 123.

The Company uses the Black-Scholes option-pricing model to value all awards and the straight-line method to amortize this fair value as compensation cost over the requisite service period. Total share-based compensation expense included in selling, general and administrative expenses in the accompanying consolidated statements of operations for the fiscal years ended December 29, 2007 and December 30, 2006 were $18,096 and $19,052, respectively. The related income tax benefit was $6,822 and $7,145 for the fiscal years ended December 29, 2007 and December 30, 2006, respectively. The Company recognized $363 of share-based compensation expense in accordance with APB No. 25 for the fiscal year ended December 31, 2005. In accordance with the modified-prospective transition method of SFAS No. 123R, the Company has not restated prior periods.

As a result of adopting SFAS No. 123R on January 1, 2006, the Company's earnings before income tax expense and net earnings for the fiscal year ended December 29, 2007, were $17,753 and $11,060 lower, respectively, than if the Company had continued to account for share-based compensation under APB No. 25. As a result of adopting SFAS No. 123R on January 1, 2006, the Company's earnings before income tax expense and net earnings for the fiscal year ended December 30, 2006, were $18,767 and $11,730 lower, respectively, than if the Company had continued to account for share-based compensation under APB No. 25. The related impact in fiscal years 2007 and 2006 to basic and diluted earnings per share is $0.11.

In November 2005, the FASB issued FASB Staff Position No. FAS 123R-3 "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." We elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation. The alternative transition method includes simplified methods to determine the beginning balance of the additional paid-in capital (APIC) pool related to the tax effects of stock-based compensation, and to determine the subsequent impact on the APIC pool and the statement of cash flow of the tax effects of stock-based awards that were fully vested and outstanding upon the adoption of SFAS No. 123R.

Prior to the adoption of SFAS No.123R, the Company reported the benefit of tax deductions in excess of recognized stock compensation expense, or excess tax benefits, resulting from the exercise of stock options as operating cash inflows in its consolidated statements of cash flows. In accordance with SFAS No.123R, the Company revised its statement of cash flows presentation prospectively to include these excess tax benefits from the exercise of stock options as financing cash inflows rather than operating cash inflows. Accordingly, for the fiscal year ended December 29, 2007 and December 30, 2006, the Company reported $11,841 and $5,272, respectively, of excess tax benefits as a financing cash inflow.

(in thousands, except per share data)

The following table reflects the impact on net income and earnings per share as if the Company had applied the fair value based method of recognizing share-based compensation costs as prescribed by SFAS No. 123 for the fiscal year ended December 31, 2005.

| | 2005 |
|---|---|
| Net income, as reported | $ 234,725 |
| Add: Total stock-based employee compensation expense included in reported net income, net of related tax effects | 225 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | (9,622) |
| Pro forma net income | $ 225,328 |
| Net income per share: | |
| Basic, as reported | $ 2.17 |
| Basic, pro forma | 2.08 |
| Diluted, as reported | 2.13 |
| Diluted, pro forma | 2.04 |

### Earnings Per Share of Common Stock

Basic earnings per share of common stock has been computed based on the weighted-average number of common shares outstanding, less stock held in treasury and shares of non-vested restricted stock, during the period. Diluted earnings per share of common stock reflects the increase in the weighted-average number of shares of common stock outstanding, outstanding deferred stock units and the impact of outstanding stock options, stock appreciation rights and shares of unvested restricted stock (collectively "share-based awards"), calculated on the treasury stock method as modified by the adoption of SFAS 123R. There were 3,192, 2,140 and 517 antidilutive share-based awards for the fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005, respectively.

### Hedge Activities

The Company utilizes interest rate swaps to limit its cash flow risk on its variable rate debt. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the fair value of the Company's outstanding hedges is recorded as an asset or liability in the accompanying condensed consolidated balance sheets at December 29, 2007 and December 30, 2006, respectively. The Company uses the 90-day, adjusted LIBOR interest rate and has the intent and ability to continue to use this rate on its hedged borrowings. Accordingly, the Company does not recognize any ineffectiveness on the swaps as allowed under Derivative Implementation Group Issue No. G7, "Cash Flow Hedges: Measuring the Ineffectiveness of a Cash Flow Hedge under Paragraph 30(b) When the Shortcut Method Is Not Applied" and has recorded all adjustments to the fair value of the hedge instruments in accumulated other comprehensive income through the maturity date of the applicable hedge arrangement.

During fiscal 2007, the Company entered into an interest rate swap on an aggregate of $50,000 of debt under its term loan. Additionally, the Company has outstanding four interest rate swap agreements on an aggregate of $225,000 of debt under its revolving credit facility. These four swaps were entered in October 2006 in connection with the termination of its previous three interest rate swaps. Accordingly, the Company recognized income of $2,873 in fiscal 2006 resulting from the reclassification of the previously unrealized gain from other comprehensive income. The Company's currently outstanding swaps have fixed the Company's LIBOR rate on an aggregate of $275,000 of hedged debt at rates ranging from 4.01% to 4.98%. All of the swaps expire in October 2011.

(in thousands, except per share data)

The fair value at December 29, 2007 and December 30, 2006, respectively, was an unrecognized loss of $7,645 and unrecognized gain of $156 on the swaps. Any amounts received or paid under these hedges will be recorded in the statement of operations as earned or incurred.

Based on the estimated current and future fair values of the hedge arrangements at December 29, 2007, the Company estimates amounts currently included in accumulated other comprehensive income that will be reclassified to earnings in the next 12 months will consist of a net loss of $1,478 associated with the interest rate swaps.

### Accumulated Other Comprehensive Income

Accumulated other comprehensive income is reported in accordance with SFAS No. 130, "Reporting Comprehensive Income." Accumulated other comprehensive income consists of the following:

| | Unrealized gain (loss) on hedge arrangement | Unrealized gain on postretirement plan | Accumulated Other Comprehensive Income |
|---|---|---|---|
| Balance, January 1, 2005 | $ 814 | $ - | $ 814 |
| Fiscal 2005 activity | 2,276 | - | 2,276 |
| Balance, December 31, 2005 | $ 3,090 | $ - | $ 3,090 |
| Fiscal 2006 activity | (2,934) | 3,316 | 382 |
| Balance, December 30, 2006 | $ 156 | $ 3,316 | $ 3,472 |
| Fiscal 2007 activity | (4,809) | 636 | (4,173) |
| Balance, December 29, 2007 | $ (4,653) | $ 3,952 | $ (701) |

### Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company tests goodwill and other indefinite-lived intangibles for impairment at least on an annual basis or if circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Testing for impairment is a two-step process as prescribed in SFAS No. 142. The first step is a review for potential impairment, while the second step measures the amount of impairment, if any. The Company has elected to complete its annual impairment test as of the first day of its fourth quarter. An impairment loss would be recognized when the assets' fair value is below their carrying value.

### Valuation of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires the review for impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable and exceeds its fair value.

Significant factors, which would trigger an impairment review, include the following:

- Significant negative industry trends;
- Significant changes in technology;
- Significant underutilization of assets; and
- Significant changes in how assets are used or are planned to be used.

When such an event occurs, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. These impairment evaluations involve estimates of asset useful lives and future cash flows. If the undiscounted expected future cash flows are less than the carrying amount of the asset and the carrying amount of the asset exceeds its fair value, an impairment loss is recognized. Management utilizes an expected present value technique, which uses a risk-free rate and multiple cash flow scenarios reflecting the range of possible outcomes, to estimate fair value of the asset. Actual useful lives and cash flows could differ from those estimated by management using these techniques, which could have a material affect on our results of operations, financial position or cash flows.

**Financed Vendor Accounts Payable**

The Company is party to a short-term financing program with a bank allowing it to extend its payment terms on certain merchandise purchases. The substance of the program is for the Company to borrow money from the bank to finance purchases from vendors. The Company records any discount given by the vendor to the value of its inventory and accretes this discount to the resulting short-term payable to the bank through interest expense over the extended term. At December 29, 2007 and December 30, 2006, $153,549 and $127,543, respectively, was payable to the bank by the Company under this program and is included in the accompanying consolidated balance sheets as Financed Vendor Accounts Payable.

**Lease Accounting**

The Company leases certain store locations, distribution centers, office space, equipment and vehicles. Initial terms for facility leases are typically 10 to 15 years, followed by additional terms containing renewal options at five year intervals, and may include rent escalation clauses. The total amount of the minimum rent is expensed on a straight-line basis over the initial term of the lease unless external economic factors exist such that renewals are reasonably assured, in which case the Company would include the renewal period in its amortization period. In those instances the renewal period would be included in the lease term for purposes of establishing an amortization period and determining if such lease qualified as a capital or operating lease. In addition to minimum fixed rentals, some leases provide for contingent facility rentals. Contingent facility rentals are determined on the basis of a percentage of sales in excess of stipulated minimums for certain store facilities as defined in the individual lease agreements. Most of the leases provide that the Company pay taxes, maintenance, insurance and certain other expenses applicable to the leased premises and include options to renew. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

**Closed Store Liabilities**

The Company continually reviews the operating performance of its existing store locations and closes certain locations identified as under performing. The Company evaluates and determines if closing an under performing location results in the elimination of the operations and associated cash flows from the Company's ongoing operations or if the Company transferred those operations to another location in the local market. The Company maintains closed store liabilities that include liabilities for these exit activities.

New provisions established for closed store liabilities include the present value of the remaining lease obligations and management's estimate of future costs of insurance, property tax and common area maintenance reduced by the present value of estimated revenues from subleases and lease buyouts and are established by a charge to selling, general and administrative costs in the accompanying consolidated statements of operations at the time the facilities actually close.

From time to time these estimates require revisions that affect the amount of the recorded liability. This change in estimate relates primarily to changes in assumptions associated with the revenue from subleases. The effect of changes in estimates for the closed store liabilities and included in selling, general and administrative expenses in the accompanying consolidated statements of operations. Closed store liabilities are recorded in accrued expenses (current portion) and other long-term liabilities (long-term portion) in the accompanying consolidated balance sheets.

**(in thousands, except per share data)**

**Cost of Sales and Selling, General and Administrative Expenses**

The following table illustrates the primary costs classified in each major expense category:

**Cost of Sales**

- Total cost of merchandise sold including:
  - Freight expenses associated with moving merchandise inventories from our vendors to our distribution center,
  - Vendor incentives, and
  - Cash discounts on payments to vendors;
- Inventory shrinkage;
- Defective and warranty costs;
- Costs associated with operating our distribution network, including payroll and benefit costs, occupancy costs and depreciation; and
- Freight expenses associated with moving merchandise inventories from our distribution center to our retail stores.

**SG&A**

- Payroll and benefit costs for retail and corporate team members;
- Occupancy costs of retail and corporate facilities;
- Depreciation related to retail and corporate assets;
- Advertising;
- Costs associated with our commercial delivery program, including payroll and benefit costs, and transportation expenses associated with moving merchandise inventories from our retail stores to our customer locations;
- Freight expenses associated with moving merchandise inventories from our Local Area Warehoused, or LAWs, and Parts Delivered Quickly warehouses, or PDQs, to our retail stores after the customer has special-ordered the merchandise;
- Self-insurance costs;
- Professional services; and
- Other administrative costs, such as credit card service fees, supplies, travel and lodging.

**New Accounting Pronouncements**

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires recognition of the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability in the statement of financial position and to recognize changes in that funded status in comprehensive income in the year in which the changes occur. SFAS No. 158 also requires measurement of the funded status of a plan as of the date of the statement of financial position. The Company adopted the recognition provisions of SFAS No. 158 on December 30, 2006 and recorded a reduction to the liability of $5,357 and increase to other comprehensive income of $3,316, net of tax (see Note 15). SFAS No. 158 is effective for the measurement date provisions for fiscal years ending after December 15, 2008. SFAS No. 158 provides two approaches to transition to a fiscal year-end measurement date, both of which are to be applied prospectively. The Company has elected to apply the alternate transition method under which a 14-month measurement will cover the period from November 1, 2007 through December 29, 2007. The Company does not expect the change in the measurement date to have a material impact on its financial condition, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value as it related to other accounting pronouncements that require or permit fair value measurements, and expands the disclosures on fair value measurements. In February 2008, the FASB issued a staff position that delays the effective date of SFAS No. 157 for all nonfinancial assets and liabilities except for those recognized or disclosed at least annually. Except for the delay for nonfinancial assets and liabilities, SFAS No. 157 is effective for fiscal years beginning after December 15, 2007 and interim periods within such years. The Company is currently evaluating the impact, if any, of adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial

(in thousands, except per share data)

Liabilities." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of adopting SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations," which replaces SFAS No. 141, "Business Combinations." SFAS No. 141R, among other things, establishes principles and requirements for how an acquirer entity recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any controlling interests in the acquired entity; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Costs of the acquisition will be recognized separately from the business combination. SFAS No. 141R applies to business combinations for fiscal years beginning after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51." SFAS No. 160, among other things, provides guidance and establishes amended accounting and reporting standards for a parent company's noncontrolling interest in a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 to have a material impact on its financial condition, results of operations or cash flows.

**3. Acquisitions:**

On September 14, 2005, the Company acquired Autopart International, Inc., or AI. The acquisition, which included 61 stores throughout New England and New York, a distribution center and AI's wholesale distribution business, complements the Company's growing presence in the Northeast. AI serves the growing commercial market in addition to warehouse distributors and jobbers.

The acquisition has been accounted for under the provisions of SFAS No. 141, "Business Combinations", or SFAS No. 141. The total purchase price of $87,626 primarily consisted of $74,940 paid upon closing and an additional $12,500 of contingent consideration paid in March 2006 based upon AI satisfying certain earnings before interest, taxes, depreciation and amortization targets through December 31, 2005. Furthermore, an additional $12,500 is payable upon the achievement of certain merchandise cost reduction synergies through fiscal 2008, of which $11,633 has been paid as of December 29, 2007. In accordance with SFAS No. 141, this additional payment does not represent contingent consideration and will be reflected in the statement of operations when considered probable and estimable. The Company recognized $8,519 and $3,114 in cost of goods sold due to such synergies for the year ended December 29, 2007 and December 30, 2006, respectively.

During the third quarter of fiscal 2006, the Company finalized the allocation of the purchase price to the assets acquired and liabilities assumed. The Company allocated $29,000 to intangible assets based on a valuation study. A portion of these intangible assets are subject to amortization and are being amortized over their estimated useful lives ranging from 5 to 10 years using straight-line methods. Remaining adjustments to the fair value of assets and liabilities acquired primarily included inventory and deferred income taxes. Accordingly, the Company's initial goodwill balance was adjusted down to $17,625 as a result of these adjustments, all of which is deductible for tax purposes. The following table summarizes the final allocation of amounts assigned to assets acquired and liabilities assumed as of the date of acquisition:

(in thousands, except per share data)

| | September 14, 2005 |
|---|---|
| Cash | $ 223 |
| Receivables, net | 10,224 |
| Inventories | 32,914 |
| Other current assets | 812 |
| Property and equipment | 5,332 |
| Goodwill | 17,625 |
| Intangible assets | 29,000 |
| Other assets | 1,454 |
| Total assets acquired | 97,584 |
| | |
| Accounts payable | (5,690) |
| Current liabilities | (4,062) |
| Other long-term liabilities | (206) |
| Total liabilities assumed | (9,958) |
| | |
| Net assets acquired | $ 87,626 |

The following unaudited proforma information presents the results of operations of the Company as if the acquisition had taken place at the beginning of the applicable period:

| | December 31, 2005 |
|---|---|
| Net sales | $ 4,337,461 |
| Net income | 238,290 |
| Earnings per diluted share | 2.17 |

**4. Goodwill and Intangible Assets:**

The carrying amount and accumulated amortization of acquired intangible assets as of December 29, 2007 and December 30, 2006 include:

| | Acquired intangible assets | | | |
|---|---|---|---|---|
| | Subject to Amortization | | Not Subject to Amortization | |
| | Customer Relationships | Other | Trademark and Tradenames | Intangible Assets, net |
| Gross carrying amount | $ 9,600 | $ 885 | $ 18,800 | $ 29,285 |
| 2006 amortization | (1,181) | (178) | - | (1,359) |
| **Net book value at December 30, 2006** | $ 8,419 | $ 707 | $ 18,800 | $ 27,926 |
| 2007 amortization | (955) | (127) | - | (1,082) |
| **Net book value at December 29, 2007** | $ 7,464 | $ 580 | $ 18,800 | $ 26,844 |

The table below shows expected amortization expense for the next five years for acquired intangible assets recorded as of December 29, 2007:

(in thousands, except per share data)

| | |
|---|---|
| **2008** | $ 1,087 |
| **2009** | 1,087 |
| **2010** | 1,059 |
| **2011** | 967 |
| **2012** | 967 |

The changes in the carrying amount of goodwill for the years ended December 29, 2007 and December 30, 2006, respectively, are as follows:

| | AAP Segment | AI Segment | Total |
|---|---|---|---|
| **Balance at December 31, 2005** | $ 16,654 | $ 50,440 | $ 67,094 |
| Reclassification to intangible assets among other purchase accounting adjustments | (561) | (32,815) | (33,376) |
| **Balance at December 30, 2006** | $ 16,093 | $ 17,625 | $ 33,718 |
| Fiscal 2007 activity | - | - | - |
| **Balance at December 29, 2007** | $ 16,093 | $ 17,625 | $ 33,718 |

The carrying amount of goodwill decreased from $67,094 at December 31, 2005 to $33,718 at December 30, 2006 as a result of the completion of certain purchase accounting adjustments associated with the AI acquisition (Note 3).

**5. Catastrophic Losses and Insurance Recoveries:**

During the second half of fiscal 2005, the Company suffered losses resulting from Hurricanes Katrina, Rita and Wilma as well as two stores damaged by fire. The Company estimated and recognized the fixed costs of these events including the write-off of damaged merchandise at cost, damaged capital assets at net book value and required repair costs. Moreover, these hurricanes caused significant sales disruptions primarily from store closures, stores operating on limited hours and lower sales trends due to evacuations. The Company also incurred and recognized incremental expenses associated with compensating team members for scheduled work hours for which stores were closed and food and supplies provided to team members and their families. While these costs and sales disruptions were not recoverable from the Company's insurance carrier, the Company did maintain property insurance against the fixed costs of the related physical damage including the recovery of damaged merchandise at retail values and damaged capital assets at replacement cost. Prior to December 31, 2005, the Company and the insurance carrier settled in full a claim for the retail value of certain merchandise inventory damaged by Hurricanes Katrina and Wilma. The Company evaluated and recognized a receivable for the recovery of these fixed costs, net of deductibles.

The following table represents the net impact of certain insured fixed costs less recoveries as reflected in the selling, general and administrative line of the accompanying consolidated statement of operations for the fiscal year ended December 31, 2005.

| | December 31, 2005 |
|---|---|
| Estimated fixed costs | $ 15,351 |
| Insurance recovery of fixed costs, net of deductibles | (6,518) |
| Insurance recovery for merchandise inventories settled during the year, net of deductibles | (8,941) |
| Net expense | $ (108) [a] |

[a] Does not include the earnings impact of sales disruptions.

During the years ended December 29, 2007 and December 30, 2006, the Company received additional recoveries as the Company settled additional hurricane claims and claims from other isolated events for damaged

(in thousands, except per share data)

inventory at retail value and for damaged capital assets at replacement value. Accordingly, earnings for the years ended December 29, 2007 and December 30, 2006 reflected $1,143 and $1,388 of insurance recoveries, net of deductibles. During the year ended December 29, 2007, the Company collected the remainder of its receivable from its insurance carrier related to previous catastrophic losses.

**6. Receivables:**

Receivables consist of the following:

| | December 29, 2007 | December 30, 2006 |
|---|---|---|
| Trade | $ 14,782 | $ 13,149 |
| Vendor | 71,403 | 73,724 |
| Insurance recovery | - | 9,676 |
| Other | 2,785 | 5,137 |
| Total receivables | 88,970 | 101,686 |
| Less: Allowance for doubtful accounts | (3,987) | (4,640) |
| Receivables, net | $ 84,983 | $ 97,046 |

**7. Inventories, net**

Inventories are stated at the lower of cost or market, cost being determined using the last-in, first-out ("LIFO") method for approximately 93% of inventories at both December 29, 2007 and December 30, 2006. Under the LIFO method, the Company's cost of sales reflects the costs of the most currently purchased inventories while the inventory carrying balance represents the costs relating to prices paid in prior years. The Company's costs to acquire inventory have been generally decreasing in recent years as a result of its significant growth. Accordingly, the cost to replace inventory is less than the LIFO balances carried for similar product. As a result of the LIFO method and the ability to obtain lower product costs, the Company recorded a reduction to cost of sales of $11,005 and $9,978 for the fiscal years ended 2007 and 2006, respectively, and an increase in cost of sales of $526 for fiscal year ended 2005.

The remaining inventories are comprised of product cores, which consist of the non-consumable portion of certain parts and batteries and are valued under the first-in, first-out ("FIFO") method. Core values are included as part of our merchandise costs and are either passed on to the customer or returned to the vendor. Additionally, these products are not subject to the frequent cost changes like our other merchandise inventory, thus, there is no material difference from applying either the LIFO or FIFO valuation methods.

The Company capitalizes certain purchasing and warehousing costs into inventory. Purchasing and warehousing costs included in inventory, at FIFO, at December 29, 2007 and December 30, 2006, were $107,068 and $95,576, respectively. Inventories consist of the following:

| | December 29, 2007 | December 30, 2006 |
|---|---|---|
| Inventories at FIFO, net | $ 1,435,697 | $ 1,380,573 |
| Adjustments to state inventories at LIFO | 93,772 | 82,767 |
| Inventories at LIFO, net | $ 1,529,469 | $ 1,463,340 |

Replacement cost approximated FIFO cost at December 29, 2007 and December 30, 2006.

Inventory quantities are tracked through a perpetual inventory system. The Company uses a cycle counting program in all distribution centers, PDQs, LAWs, and retail stores to ensure the accuracy of the perpetual inventory quantities of both merchandise and core inventory.

(in thousands, except per share data)

The Company establishes reserves for estimated shrink based on historical accuracy and effectiveness of the cycle counting program. The Company also establishes reserves for potentially excess and obsolete inventories based on current inventory levels and the historical analysis of product sales and current market conditions. The nature of the Company's inventory is such that the risk of obsolescence is minimal and excess inventory has historically been returned to the Company's vendors for credit. The Company provides reserves when less than full credit is expected from a vendor or when liquidating product will result in retail prices below recorded costs. The following table presents changes in the Company's inventory reserves.

| | December 29, 2007 | December 30, 2006 | December 31, 2005 |
|---|---|---|---|
| Inventory reserves, beginning of period | $ 31,376 | $ 22,825 | $ 21,929 |
| Reserves established | 106,387 | 94,206 | 90,431 |
| Reserves utilized | (102,198) | (85,655) | (89,535) |
| Inventory reserves, end of period | $ 35,565 | $ 31,376 | $ 22,825 |

**8. Property and Equipment:**

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged directly to expense when incurred; major improvements are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts, with any gain or loss reflected in the consolidated statements of operations.

Depreciation of land improvements, buildings, furniture, fixtures and equipment, and vehicles is provided over the estimated useful lives, which range from 2 to 40 years, of the respective assets using the straight-line method. Depreciation of building and leasehold improvements is provided over the shorter of the original useful lives of the respective assets or the term of the lease using the straight-line method. The term of the lease is generally the initial term of the lease unless external economic factors exist such that renewals are reasonably assured in which case, the renewal period would be included in the lease term for purposes of establishing an amortization period. Depreciation expense was $146,182, $138,064 and $119,938 for the fiscal years ended 2007, 2006 and 2005, respectively.

Property and equipment consists of the following:

| | Original Useful Lives | December 29, 2007 | December 30, 2006 |
|---|---|---|---|
| Land and land improvements | 0 - 10 years | $ 274,710 | $ 238,186 |
| Buildings | 40 years | 358,366 | 328,997 |
| Building and leasehold improvements | 10 - 40 years | 208,395 | 197,657 |
| Furniture, fixtures and equipment | 3 - 12 years | 868,421 | 843,645 |
| Vehicles | 2 - 10 years | 26,382 | 24,682 |
| Construction in progress | | 60,464 | 28,151 |
| Other | | 4,230 | 4,230 |
| | | 1,800,968 | 1,665,548 |
| Less - Accumulated depreciation and amortization | | (753,024) | (670,571) |
| Property and equipment, net | | $ 1,047,944 | $ 994,977 |

The Company capitalized approximately $2,274, $3,641 and $6,584 incurred for the development of internal use computer software in accordance with the American Institute of Certified Public Accountant's Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" during fiscal 2007, fiscal 2006 and fiscal 2005, respectively. These costs are included in the furniture, fixtures and equipment category above and are depreciated on the straight-line method over three to seven years.

(in thousands, except per share data)

## 9. Accrued Expenses:

Accrued expenses consist of the following:

| | December 29, 2007 | December 30, 2006 |
|---|---|---|
| Payroll and related benefits | $ 42,845 | $ 48,477 |
| Warranty | 17,757 | 13,069 |
| Capital expenditures | 21,523 | 24,011 |
| Self-insurance reserves [a] | 85,523 | 58,755 |
| Property taxes | 28,924 | 23,427 |
| Other | 104,842 | 85,236 |
| Total accrued expenses | $ 301,414 | $ 252,975 |

[a] At December 30, 2006, medical self-insurance reserves of $12,764 were reflected in Payroll and related benefits.

## 10. Long-term Debt:

Long-term debt consists of the following:

| | December 29, 2007 | December 30, 2006 |
|---|---|---|
| **Senior Debt:** | | |
| Revolving facility at variable interest rates (5.93% and 6.13% at December 29, 2007 and December 30, 2006, respectively) due October 2011 | $ 451,000 | $ 476,800 |
| Term loan at variable interest rates (6.19% at December 29, 2007) due October 2011 | 50,000 | - |
| Other | 4,672 | 440 |
| | 505,672 | 477,240 |
| Less: Current portion of long-term debt | (610) | (67) |
| Long-term debt, excluding current portion | $ 505,062 | $ 477,173 |

On December 4, 2007, the Company entered into a new $200,000 unsecured four-year term loan with Stores serving as borrower. Proceeds from this term loan will be used to repurchase shares of the Company's common stock under its stock repurchase program. As of December 29, 2007, the Company had borrowed $50,000 under the term loan. Subsequent to December 29, 2007, the Company borrowed the remaining capacity under the term loan. Voluntary prepayments and voluntary reductions of the term loan balance are permitted in whole or in part, at the Company's option, in minimum principal amounts as specified in the new term loan.

In addition to the term loan, the Company has a $750,000 unsecured five-year revolving credit facility with Stores serving as the borrower. This facility was entered into in October 2006 and replaced the Company's term loans and revolver under its previous credit facility. Proceeds from this revolving loan were used to repay $433,775 of principal outstanding on the Company's term loans and revolver under its previous credit facility. In conjunction with this refinancing, the Company wrote-off existing deferred financing costs related to the Company's previous credit facility. The write-off of these costs of $1,887 was combined with a related gain on settlement of interest rate swaps of $2,873 for a net gain on extinguishment of debt of $986 during the fiscal year ended December 30, 2006.

**(in thousands, except per share data)**

The revolving credit facility also provides for the issuance of letters of credit with a sub limit of $300,000 and swingline loans in an amount not to exceed $50,000. The Company may request that the total revolving commitment be increased by an amount not exceeding $250,000 during the term of the credit agreement. Voluntary prepayments and voluntary reductions of the revolving balance are permitted in whole or in part, at the Company's option, in minimum principal amounts as specified in the revolving credit facility.

As of December 29, 2007, the Company had borrowed $451,000 under the revolver and had $74,742 in letters of credit outstanding, which reduced availability under the revolver to $224,258. In addition, the Company had outstanding $4,672 under an economic development note. The Company also maintains approximately $2,488 in surety bonds issued by its insurance provider primarily to utility providers and the departments of revenue for certain states. These letters of credit and surety bonds generally have a term of one year or less.

The interest rate on the term loan will be based, at the Company's option, on an adjusted LIBOR rate, plus a margin, or an alternate base rate, plus a margin. The initial margin is 1.00% and 0.0% per annum for the adjusted LIBOR and alternate base rate borrowings, respectively. The Company has elected to use the 90-day adjusted LIBOR rate and has the ability and intent to continue to use this rate on its hedged borrowings. A commitment fee will be charged on the unused portion of the term loan, payable in arrears. The initial commitment fee rate is 0.200% per annum. Under the terms of the term loan, the interest rate spread and commitment fee will be based on the Company's credit rating. The term loan terminates on October 5, 2011.

The interest rates on borrowings under the revolving credit facility will be based, at the Company's option, on an adjusted LIBOR rate, plus a margin, or an alternate base rate, plus a margin. The current margin is 0.75% and 0.0% per annum for the adjusted LIBOR and alternate base rate borrowings, respectively. The Company has elected to use the 90-day adjusted LIBOR rate and has the ability and intent to continue to use this rate on its hedged borrowings. A commitment fee will be charged on the unused portion of the revolver, payable in arrears. The current commitment fee rate is 0.150% per annum. Under the terms of the revolving credit facility, the interest rate spread and commitment fee will be based on the Company's credit rating. The revolving facility terminates on October 5, 2011.

The term loan and revolving credit facility are fully and unconditionally guaranteed by Advance Auto Parts, Inc. The Company's debt agreements collectively contain covenants restricting the ability of the Company and its subsidiaries to, among other things, (1) create, incur or assume additional debt (including hedging arrangements), (2) incur liens or engage in sale-leaseback transactions, (3) make loans and investments, (4) guarantee obligations, (5) engage in certain mergers, acquisitions and asset sales, (6) change the nature of the Company's business and the business conducted by its subsidiaries and (7) change the holding company status of the Company. The Company is required to comply with financial covenants with respect to a maximum leverage ratio and a minimum consolidated coverage ratio. The revolving credit facility also provides for customary events of default, including non-payment defaults, covenant defaults and cross-defaults to the Company's other material indebtedness. The Company was in compliance with these covenants at December 29, 2007.

At December 29, 2007, the aggregate future annual maturities of long-term debt instruments are as follows:

| | |
|---|---|
| 2008 | $ 610 |
| 2009 | 740 |
| 2010 | 704 |
| 2011 | 501,662 |
| 2012 | 742 |
| Thereafter | 1,214 |
| | $ 505,672 |

(in thousands, except per share data)

**11. Stock Repurchase Program:**

During fiscal 2007, the Company's Board of Directors authorized a new stock repurchase program of up to $500,000 of the Company's common stock plus related expenses. The new program cancelled and replaced the remaining portion of the previous $300,000 stock repurchase program. The program allows the Company to repurchase its common stock on the open market or in privately negotiated transactions from time to time in accordance with the requirements of the Securities and Exchange Commission. During fiscal 2007, the Company repurchased 8,341 shares of common stock at an aggregate cost of $285,869, or an average price of $34.27 per share, of which 1,330 shares of common stock were repurchased under the previous $300,000 stock repurchase program. As of December 29, 2007, 77 shares have been repurchased at an aggregate cost of $2,959 and remained unsettled.

During fiscal 2007, the Company retired 6,329 shares previously repurchased under the stock repurchase programs. At December 29, 2007, the Company had $260,567 remaining under the current stock repurchase program. Subsequent to December 29, 2007, the Company repurchased 4,563 shares of common stock at an aggregate cost of $155,350, or an average price of $34.04 per share.

During fiscal 2006, the Company retired 5,117 shares of common stock which were previously repurchased under the Company's prior stock repurchase program. These shares were repurchased during fiscal 2006 and fiscal 2005 at an aggregate cost of $192,339, or an average price of $37.59 per share.

**12. Income Taxes:**

As a result of the adoption of FIN 48 on December 31, 2006, the Company recorded an increase of $2,275 to the liability for unrecognized tax benefits and a corresponding decrease in its balance of retained earnings. The following table summarizes the activity related to our unrecognized tax benefits for the fiscal year ended December 29, 2007:

| | |
|---|---|
| **Balance at December 31, 2006** | $ 16,453 |
| Gross increases related to prior period tax positions | 1,279 |
| Gross decreases related to prior period tax positions | (1,853) |
| Gross increases related to current period tax positions | 5,340 |
| Settlements | (539) |
| Expiration of statute of limitations | (271) |
| **Balance at December 29, 2007** | $ 20,409 |

As of December 29, 2007 the entire amount of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate.

With the adoption of FIN 48, the Company provides for interest and penalties as a part of income tax expense. During fiscal 2007, the Company accrued potential penalties and interest of $709 and $1,827, respectively, related to these unrecognized tax benefits. As of December 29, 2007, the Company has recorded a liability for potential penalties and interest of $1,843 and $4,421, respectively. Prior to the adoption of FIN 48, the Company classified interest associated with tax contingencies in interest expense. The Company has not provided for any penalties associated with tax contingencies unless considered probable of assessment. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

During the next 12 months, it is possible the Company could conclude on $2,000 to $3,000 of the contingencies associated with unrecognized tax uncertainties due mainly to settlements and expiration of statute of limitations (including tax benefits, interest and penalties). The majority of these resolutions would be achieved through the completion of current income tax examinations.

(in thousands, except per share data)

Provision (benefit) for income taxes from continuing operations for fiscal 2007, fiscal 2006 and fiscal 2005 consists of the following:

| | Current | Deferred | Total |
|---|---|---|---|
| 2007- | | | |
| Federal | $ 143,726 | $ (17,444) | $ 126,282 |
| State | 21,126 | (3,091) | 18,035 |
| | $ 164,852 | $ (20,535) | $ 144,317 |
| 2006- | | | |
| Federal | $ 126,726 | $ (4,874) | $ 121,852 |
| State | 18,433 | (1,688) | 16,745 |
| | $ 145,159 | $ (6,562) | $ 138,597 |
| 2005- | | | |
| Federal | $ 124,978 | $ (1,343) | $ 123,635 |
| State | 16,430 | 4,133 | 20,563 |
| | $ 141,408 | $ 2,790 | $ 144,198 |

The provision (benefit) for income taxes from continuing operations differed from the amount computed by applying the federal statutory income tax rate due to:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Income from continuing operations at statutory U.S. federal income tax rate (35%) | $ 133,922 | $ 129,470 | $ 132,623 |
| State income taxes, net of federal income tax benefit | 11,723 | 10,884 | 13,366 |
| Non-deductible expenses | 1,181 | 1,155 | (3) |
| Valuation allowance | 221 | 70 | 75 |
| Other, net | (2,730) | (2,982) | (1,863) |
| | $ 144,317 | $ 138,597 | $ 144,198 |

Deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred income taxes reflect the net income tax effect of temporary differences between the basis of assets and liabilities for financial reporting purposes and for income tax reporting purposes. Net deferred income tax balances are comprised of the following:

| | December 29, 2007 | December 30, 2006 |
|---|---|---|
| Deferred income tax assets | $ 73,660 | $ 52,873 |
| Valuation allowance | (1,396) | (1,174) |
| Deferred income tax liabilities | (118,404) | (119,361) |
| Net deferred income tax liabilities | $ (46,140) | $ (67,662) |

At December 29, 2007 and December 30, 2006, the Company has cumulative net deferred income tax liabilities of $46,140 and $67,662, respectively. The deferred income tax assets also include state net operating loss carryforwards, or NOLs, of approximately $3,214 and $1,752, respectively. These NOLs may be used to reduce future taxable income and expire periodically through fiscal year 2027. Due to uncertainties related to the realization of certain deferred tax assets for NOLs in certain jurisdictions, the Company recorded a valuation allowance of

(in thousands, except per share data)

$1,396 as of December 29, 2007 and $1,174 as of December 30, 2006. The amount of deferred income tax assets realizable, however, could change in the near future if estimates of future taxable income are changed.

Temporary differences which give rise to significant deferred income tax assets (liabilities) are as follows:

| | December 29, 2007 | December 30, 2006 |
|---|---|---|
| Current deferred income tax liabilities | | |
| Inventory differences | $ (86,012) | $ (79,071) |
| Accrued medical and workers compensation | 26,125 | 22,114 |
| Accrued expenses not currently deductible for tax | 13,635 | 15,213 |
| Net operating loss carryforwards | 817 | 130 |
| Total current deferred income tax assets (liabilities) | $ (45,435) | $ (41,614) |
| Long-term deferred income tax liabilities | | |
| Property and equipment | (32,392) | (40,194) |
| Postretirement benefit obligation | 3,661 | 4,423 |
| Share-based compensation | 12,854 | 7,671 |
| Net operating loss carryforwards | 2,397 | 1,622 |
| Valuation allowance | (1,396) | (1,174) |
| Other, net | 14,171 | 1,604 |
| Total long-term deferred income tax assets (liabilities) | $ (705) | $ (26,048) |

These amounts are recorded in other current liabilities and other long-term liabilities in the accompanying consolidated balance sheets, as appropriate.

The Company files U.S. and state income tax returns in jurisdictions with varying statutes of limitations. The 2004 through 2007 tax years generally remain subject to examination by federal and most state tax authorities. In management's opinion, any amounts assessed will not have a material effect on the Company's financial position, results of operations or liquidity.

**13. Lease Commitments:**

At December 29, 2007, future minimum lease payments due under non-cancelable operating leases with lease terms ranging from 1 year to 20 years through the year 2027 for all open stores are as follows:

| | Total |
|---|---|
| 2008 | $ 265,506 |
| 2009 | 236,655 |
| 2010 | 218,592 |
| 2011 | 196,658 |
| 2012 | 173,768 |
| Thereafter | 1,051,480 |
| | $ 2,142,659 |

At December 29, 2007 and December 30, 2006, future minimum sub-lease income to be received under non-cancelable operating leases is $7,596 and $7,333, respectively.

(in thousands, except per share data)

Net rent expense for fiscal 2007, fiscal 2006 and fiscal 2005 was as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Minimum facility rentals | $ 245,135 | $ 217,588 | $ 191,897 |
| Contingent facility rentals | 730 | 1,090 | 1,334 |
| Equipment rentals | 5,490 | 5,735 | 4,128 |
| Vehicle rentals | 14,572 | 13,554 | 11,316 |
| | 265,927 | 237,967 | 208,675 |
| Less: Sub-lease income | (4,038) | (4,166) | (3,665) |
| | $ 261,889 | $ 233,801 | $ 205,010 |

Rent expense associated with closed locations is included in other selling, general and administrative expenses.

**14. Contingencies:**

In the case of all known contingencies, the Company accrues for an obligation, including estimated legal costs, when it is probable and the amount is reasonably estimable. As facts concerning contingencies become known to the Company, the Company reassesses its position with respect to accrued liabilities and other potential exposures. Estimates that are particularly sensitive to future change include legal matters and tax matters not subject to FIN 48, which are subject to change as events evolve, and as additional information becomes available during the administrative and litigation process.

The Company's Western Auto subsidiary, together with other defendants including automobile manufacturers, automotive parts manufacturers and other retailers, has been named as a defendant in lawsuits alleging injury as a result of exposure to asbestos-containing products. The Company and some of its subsidiaries also have been named as defendants in many of these lawsuits. The plaintiffs have alleged that these products were manufactured, distributed and/or sold by the various defendants. To date, these products have included brake and clutch parts and roofing materials. Many of the cases pending against the Company or its subsidiaries are in the early stages of litigation. The damages claimed against the defendants in some of these proceedings are substantial. Additionally, some of the automotive parts manufacturers named as defendants in these lawsuits have declared bankruptcy, which will limit plaintiffs' ability to recover monetary damages from those defendants. Although the Company diligently defends against these claims, the Company may enter into discussions regarding settlement of these and other lawsuits, and may enter into settlement agreements, if it believes settlement is in the best interests of the Company's shareholders. The Company believes that most of these claims are at least partially covered by insurance. Based on discovery to date, the Company does not believe the cases currently pending will have a material adverse effect on the Company's operating results, financial position or liquidity. However, if the Company was to incur an adverse verdict in one or more of these claims and was ordered to pay damages that were not covered by insurance, these claims could have a material adverse affect on its operating results, financial position and liquidity. If the number of claims filed against the Company or any of its subsidiaries alleging injury as a result of exposure to asbestos-containing products increases substantially, the costs associated with concluding these claims, including damages resulting from any adverse verdicts, could have a material adverse effect on its operating results, financial position or liquidity in future periods.

The Company is involved in various types of legal proceedings arising from claims of employment discrimination or other types of employment matters as a result of claims by current and former employees. The damages claimed against the Company in some of these proceedings are substantial; however, because of the uncertainty of the outcome of such legal proceedings and because the Company's liability, if any, arising from such legal matters, including the size of any damages awarded if plaintiffs are successful in litigation or any negotiated settlement, could vary widely, the Company cannot reasonably estimate the possible loss or range of loss which may arise. The Company is also involved in various other claims and legal proceedings arising in the normal course of business. Although the final outcome of these legal matters cannot be determined, based on the facts presently known, it is management's opinion that the final outcome of such claims and lawsuits will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

(in thousands, except per share data)

Prior to December 31, 2006, the Company accrued for tax contingencies when it was probable that a liability to a taxing authority had been incurred and the amount of the contingency could be reasonably estimated, based on past experience. Effective December 31, 2006, the accounting for income tax contingencies changed with the adoption of FIN 48 as previously explained in the Company's income tax footnote. The Company's tax contingency reserve at December 30, 2006 was $6,415. It is the opinion of the Company's management that the possibility is remote that costs in excess of those reserved for will have a material adverse impact on the Company's financial position, results of operations or liquidity.

The Company has entered into employment agreements with certain team members that provide severance pay benefits under certain circumstances, including termination of employment of the team member by the Company. The maximum contingent liability under these employment agreements is approximately $3,306 and $5,590 at December 29, 2007 and December 30, 2006, respectively, of which nothing has been accrued.

**15. Benefit Plans:**

**401(k) Plan**

The Company maintains a defined contribution team member benefit plan, which covers substantially all team members after one year of service and who have attained the age of 21. The plan allows for team member salary deferrals, which are matched at the Company's discretion. Company contributions were $8,234, $7,726 and $6,779 in fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

**Deferred Compensation**

The Company maintains a non-qualified deferred compensation plan for certain team members. This plan provides for a minimum and maximum deferral percentage of the team member's base salary and bonus, as determined by the Retirement Plan Committee. The Company establishes and maintains a deferred compensation liability for this plan. At December 29, 2007 and December 30, 2006 these liabilities were $4,668 and $3,402, respectively.

**Postretirement Plan**

The Company provides certain health care and life insurance benefits for eligible retired team members through a postretirement plan, or the Plan. These benefits are subject to deductibles, co-payment provisions and other limitations. The Plan has no assets and is funded on a cash basis as benefits are paid. During the second quarter of fiscal 2004, the Company amended the Plan to exclude outpatient prescription drug benefits to Medicare eligible retirees effective January 1, 2006. Due to this plan amendment, the Company's accumulated postretirement benefit obligation was reduced by $7,557, resulting in an unrecognized prior service cost in the same amount. The unrecognized prior service cost is being amortized over the 13-year estimated remaining life expectancy of the plan participants as allowed under SFAS No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions."

The following provides a reconciliation of the accrued benefit obligation included in other long-term liabilities in the accompanying consolidated balance sheets, recorded and the funded status of the plan as of December 29, 2007 and December 30, 2006:

(in thousands, except per share data)

| | 2007 | 2006 |
|---|---|---|
| Change in benefit obligation: | | |
| Benefit obligation at beginning of the year | $ 10,517 | $ 13,711 |
| Interest cost | 550 | 726 |
| Benefits paid | (673) | (794) |
| Actuarial gain | (1,631) | (3,126) |
| Benefit obligation at end of the year | 8,763 | 10,517 |
| Change in plan assets: | | |
| Fair value of plan assets at beginning of the year | - | - |
| Employer contributions | 673 | 794 |
| Participant contributions | 995 | 1,088 |
| Benefits paid | (1,668) | (1,882) |
| Fair value of plan assets at end of year | - | - |
| Funded Status | $ 8,763 | $ 10,517 |

Net periodic postretirement benefit cost is as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Service cost | $ - | $ - | $ - |
| Interest cost | 550 | 726 | 802 |
| Amortization of the prior service cost | (581) | (581) | (581) |
| Amortization of recognized net losses | - | 210 | 239 |
| | $ (31) | $ 355 | $ 460 |

The health care cost trend rate was assumed to be 10.0% for 2008, 9.5% for 2009, 8.5% for 2010, 8.0% for 2011, 7.0% for 2012, 6.0% for 2013 and 5.0% to 5.5% for 2014 and thereafter. If the health care cost were increased 1% for all future years the accumulated postretirement benefit obligation would have increased by $214 as of December 29, 2007. The effect of this change on the combined service and interest cost would have been an increase of $16 for 2007. If the health care cost were decreased 1% for all future years the accumulated postretirement benefit obligation would have decreased by $195 as of December 29, 2007. The effect of this change on the combined service and interest cost would have been a decrease of $14 for 2007.

The postretirement benefit obligation and net periodic postretirement benefit cost was computed using the following weighted average discount rates as determined by the Company's actuaries for each applicable year:

| | 2007 | 2006 |
|---|---|---|
| Postretirement benefit obligation | 5.50% | 5.50% |
| Net periodic postretirement benefit cost | 6.00% | 5.50% |

The Company expects plan contributions to completely offset benefits paid. The following table summarizes the Company's expected benefit payments (net of retiree contributions) to be paid for each of the following fiscal years:

(in thousands, except per share data)

| | Amount |
|---|---|
| 2008 | $ 930 |
| 2009 | 1,008 |
| 2010 | 1,010 |
| 2011 | 1,015 |
| 2012 | 994 |
| 2013-2017 | 3,989 |

The Company reserves the right to change or terminate the benefits or contributions at any time. The Company also continues to evaluate ways in which it can better manage these benefits and control costs. Any changes in the plan or revisions to assumptions that affect the amount of expected future benefits may have a significant impact on the amount of the reported obligation, annual expense and projected benefit payments.

The Company adopted the recognition provisions of SFAS No. 158 on December 30, 2006. As a result, the Company recorded an actuarial gain to accumulated other comprehensive income, net of tax, and recognized previously unamortized prior service cost that had not yet been included in net periodic postretirement benefit cost as of December 30, 2006. The adoption of SFAS No. 158 had no impact on net income, but increased comprehensive income by $3,316, net of tax. The table below shows the incremental effect of applying SFAS No. 158 on individual line items in the Company's consolidated balance sheet as of December 30, 2006:

| | Before Application of Statement 158 | Adjustments | After Application of Statement 158 |
|---|---|---|---|
| Accrued expenses | $ 251,955 | $ 1,020 | $ 252,975 |
| Other long-term liabilities | 65,570 | (4,336) | 61,234 |
| Accumulated other comprehensive income | 156 | 3,316 | 3,472 |
| Total stockholders' equity | 1,027,538 | 3,316 | 1,030,854 |

At December 29, 2007, the net unrealized gain on the postretirement plan consists of an unrealized gain of $5,370 related to prior service cost and an unrealized net gain of $1,037 related to actuarial gains. Approximately $581 of the unrealized gain related to prior service cost and $14 related to the actuarial gain is expected to be recognized as a component of net periodic postretirement benefit cost in fiscal 2008.

**16. Share-Based Compensation Plans:**

The Company has share-based compensation plans as allowed under its long-term incentive plan, or LTIP. Historically, the Company has granted fixed stock options and deferred stock units, or DSUs, to its employees under these plans. Beginning in fiscal 2007, the Company primarily granted stock appreciation rights, or SARs, and restricted stock, or unvested shares. The stock options and SARs authorized to be granted are non-qualified and terminate on the seventh anniversary of the grant date. Additionally, the stock options and SARs vest over a three-year period in equal annual installments beginning on the first anniversary of the grant date and contain no post-vesting restrictions other than normal trading black-out periods prescribed by the Company's corporate governance policies.

The unvested shares vest at the end of a three-year period. During this period, holders of the unvested shares are entitled to dividend and voting rights. The unvested shares are restricted until they vest and cannot be sold by the recipient until the restriction has lapsed at the end of the three-year period.

In addition to stock options, the Company grants DSUs annually to its Board of Directors as provided for in the Advance Auto Parts, Inc. Deferred Stock Unit Plan for Non-Employee Directors and Selected Executives, or the DSU Plan. Each DSU is equivalent to one share of common stock of the Company. The DSUs are immediately vested upon issuance but are held on behalf of the director until he or she ceases to be a director. The DSUs are then distributed to the director following his or her last date of service. Additionally, the DSU Plan provides for the

(in thousands, except per share data)

deferral of compensation as earned in the form of an annual retainer for directors and wages for certain highly compensated employees of the Company. These deferred stock units are settled in common stock with the participants at a future date or over a specified time period as elected by the participants in accordance with the DSU Plan.

*Stock Options and SARs*

The fair value of each option and SAR was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

| Black-Scholes Option Valuation Assumptions (1) | 2007 | 2006 | 2005 |
|---|---|---|---|
| Risk-free interest rate (2) | 4.8% | 4.6% | 3.7% |
| Expected dividend yield (3) | 0.6% | 0.6% | - |
| Expected stock price volatility (4) | 29.0% | 28.0% | 33.2% |
| Expected life of stock options (in months) (5) | 51 | 44 | 48 |

(1) Forfeitures are based on historical experience.
(2) The risk-free interest rate is based on a U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of the Company's stock options and SARs.
(3) The Company declared its first ever cash dividend beginning in its first quarter of 2006.
(4) Expected volatility is based on the historical volatility of the Company's common stock for the period consistent with the expected life of the Company's stock options and SARs.
(5) The expected life of the Company's stock options and SARs represents the estimated period of time until exercise and is based on historical experience of such awards.

The following table summarizes the fixed stock option and SAR transactions for the fiscal year ended December 29, 2007:

| | Number of Awards | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term (in years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at December 31, 2006 | 7,269 | $ 29.31 | | |
| Granted | 1,538 | 38.20 | | |
| Exercised | (1,867) | 21.69 | | |
| Forfeited | (1,001) | 37.20 | | |
| Outstanding at December 29, 2007 | 5,939 | $ 32.68 | 4.34 | $ 36,718 |
| Vested and expected to vest | 5,732 | $ 32.48 | 4.34 | $ 36,509 |
| Outstanding and exercisable | 3,182 | $ 27.78 | 3.40 | $ 34,465 |

The weighted average fair value of stock options and SARs granted during the fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005, was $11.39, $10.68 and $10.54 per share, respectively. The aggregate intrinsic value in the preceding table is based on the Company's closing stock price of $38.17 as of the last trading day of the period ended December 29, 2007. The aggregate intrinsic value of options and SARs (the amount by which the market price of the stock on the date of exercise exceeded the exercise price) exercised during the fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005, was $33,179, $14,001 and $77,611, respectively.

(in thousands, except per share data)

At December 29, 2007, there are 3,766 shares currently available for future issuance under the LTIP. The Company issues new shares of common stock upon exercise of stock options and SARs. During fiscal 2007, the Company's shareholders approved an amendment to its LTIP which authorized the addition of 3,500 shares.

Subsequent to December 29, 2007, the Company made a series of share-based award grants to employees, including its newly appointed CEO, other recently hired executives and its annual grant to employees eligible to receive share-based awards under the Company's LTIP. Accordingly, the Company granted 1,362 SARs to be settled in the Company's common stock at a weighted average conversion price of $34.37 and 283 shares of unvested shares at a weighted average grant price of $35.13.

***Unvested Stock***

The following table summarizes the unvested share awards for the fiscal year ended December 29, 2007:

| | Number of Awards | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Unvested at December 31, 2006 | - | $ - |
| Granted | 160 | 38.14 |
| Vested | - | - |
| Forfeited | (30) | 38.03 |
| Unvested at December 29, 2007 | 130 | $ 38.17 |

The fair value of each unvested share award is determined based on the market price of the Company's common stock on the date of grant. The weighted average fair value of unvested shares granted during the fiscal year ended December 29, 2007 was $38.14 per share.

As of December 29, 2007, there was $19,519 of unrecognized compensation expense related to all share-based awards (excluding DSUs) that is expected to be recognized over a weighted average period of 1.8 years.

***DSUs***

The Company granted eight and seven DSUs in fiscal years 2007 and 2006, respectively, at a weighted average fair value of $41.64 and $38.35, respectively. The DSUs are awarded at a price equal to the market price of the Company's underlying stock on the date of the grant. For fiscal years 2007 and 2006, respectively, the Company recognized a total of $344 and $285, on a pre-tax basis, in compensation expense related to these DSU grants.

***Employee Stock Purchase Plan***

The Company also offers an employee stock purchase plan, or ESPP. Through 2005 all eligible employees, or team members, could elect to have a portion of compensation paid in the form of Company stock in lieu of cash calculated at 85% of fair market value at the beginning or end of the quarterly purchase period whichever was lower. Effective January 1, 2006, the ESPP was amended such that eligible team members may purchase common stock at 95% of fair market value at the date of purchase. There are annual limitations on team member elections of either $25 per team member or ten percent of compensation, whichever is less. Under the plan, team members acquired 53, 90 and 110 shares in fiscal years 2007, 2006 and 2005, respectively. At December 29, 2007, there were 1,408 shares available to be issued under the plan.

(in thousands, except per share data)

**17. Fair Value of Financial Instruments:**

The carrying amount of cash and cash equivalents, receivables, bank overdrafts, accounts payable, financed vendor accounts payable and current portion of long-term debt approximates fair value because of the short maturity of those instruments. As of December 29, 2007, the fair value of the Company's long-term debt with a carrying value of $505,062 is approximately $502,000 and is based on similar issues available to the Company as of that date. The Company's interest rate swaps are presented at fair value as stated in its accounting policy on hedge activities (Note 2).

**18. Segment and Related Information:**

The Company has the following two reportable segments: Advance Auto Parts, or AAP, and AI. The AAP segment is comprised of store operations within the United States, Puerto Rico and the Virgin Islands which operate under the trade names "Advance Auto Parts," "Advance Discount Auto Parts" and "Western Auto." These stores offer a broad selection of brand name and proprietary automotive replacement parts, accessories and maintenance items for domestic and imported cars and light trucks, with no significant concentration in any specific product area.

The AI segment consists solely of the operations of Autopart International, which continues to operate as an independent, wholly-owned subsidiary. AI's business serves the growing commercial market in addition to warehouse distributors and jobbers located throughout the Northeastern region of the United States. The Company acquired AI in September 2005.

The Company evaluates each of its segment's financial performance based on net sales and operating profit for purposes of making decisions and allocating resources. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 2.

The following table summarizes financial information for each of the Company's business segments for the years ended December 29, 2007 and December 30, 2006, respectively.

(in thousands, except per share data)

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| **Net Sales** | | | |
| AAP | $ 4,709,390 | $ 4,505,437 | $ 4,234,667 |
| AI | 135,014 | 111,066 | 30,304 |
| Total Net Sales | $ 4,844,404 | $ 4,616,503 | $ 4,264,971 |
| **Percentage of Sales, by Product Group in AAP Segment** [1] | | | |
| Parts | 57% | 57% | 61% |
| Accessories | 18% | 18% | 15% |
| Chemicals | 12% | 12% | 12% |
| Oil | 9% | 9% | 7% |
| Other | 4% | 4% | 5% |
| Total | 100% | 100% | 100% |
| **Income (loss) before provision (benefit) for income taxes** | | | |
| AAP | $ 383,392 | $ 368,818 | $ 377,205 |
| AI | (758) | 1,097 | 1,718 |
| Total income (loss) before provision (benefit) for income taxes | $ 382,634 | $ 369,915 | $ 378,923 |
| **Provision (benefit) for income taxes** | | | |
| AAP | $ 144,579 | $ 138,144 | $ 143,514 |
| AI | (262) | 453 | 684 |
| Total provision (benefit) for income taxes | $ 144,317 | $ 138,597 | $ 144,198 |
| **Segment assets** | | | |
| AAP | $ 2,663,791 | $ 2,565,986 | $ 2,446,226 |
| AI | 141,775 | 116,695 | 95,923 |
| Total segment assets | $ 2,805,566 | $ 2,682,681 | $ 2,542,149 |
| **Depreciation and amortization** | | | |
| AAP | $ 142,194 | $ 135,159 | $ 119,184 |
| AI | 5,070 | 4,264 | 754 |
| Total depreciation and amortization | $ 147,264 | $ 139,423 | $ 119,938 |
| **Capital expenditures** | | | |
| AAP | $ 203,486 | $ 251,024 | $ 215,585 |
| AI | 7,114 | 7,562 | 629 |
| Total capital expenditures | $ 210,600 | $ 258,586 | $ 216,214 |

(1) – Sales by product group are not available for the AI segment.

(in thousands, except per share data)

## 19. Quarterly Financial Data (unaudited):

The following table summarizes quarterly financial data for fiscal years 2007 and 2006:

| **2007** | **First** | **Second** | **Third** | **Fourth** |
|---|---|---|---|---|
| | *(16 weeks)* | *(12 weeks)* | *(12 weeks)* | *(12 weeks)* |
| Net sales | $ 1,468,120 | $ 1,169,859 | $ 1,158,043 | $ 1,048,382 |
| Gross profit | 709,403 | 562,861 | 555,113 | 493,592 |
| Income from continuing operations | 76,101 | 68,424 | 59,040 | 34,752 |
| Net income | 76,101 | 68,424 | 59,040 | 34,752 |
| | | | | |
| Basic earning per share | 0.72 | 0.64 | 0.58 | 0.35 |
| Diluted earnings per share | 0.71 | 0.64 | 0.57 | 0.35 |

| **2006** | **First** | **Second** | **Third** | **Fourth** |
|---|---|---|---|---|
| | *(16 weeks)* | *(12 weeks)* | *(12 weeks)* | *(12 weeks)* |
| Net sales | $ 1,393,010 | $ 1,107,857 | $ 1,099,486 | $ 1,016,150 |
| Gross profit | 665,168 | 527,359 | 530,206 | 478,431 |
| Income from continuing operations | 74,081 | 62,936 | 58,947 | 35,354 |
| Net income | 74,081 | 62,936 | 58,947 | 35,354 |
| | | | | |
| Basic earnings per share | 0.69 | 0.60 | 0.56 | 0.34 |
| Diluted earnings per share | 0.68 | 0.59 | 0.56 | 0.33 |

Note: Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not round to per share amounts for the year.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Advance Auto Parts, Inc. and subsidiaries
Roanoke, Virginia

We have audited the consolidated financial statements of Advance Auto Parts, Inc. and subsidiaries (the "Company") as of December 29, 2007 and December 30, 2006, and for each of the three years in the period ended December 29, 2007, and the Company's internal control over financial reporting as of December 29, 2007, and have issued our reports thereon dated February 26, 2008 (which report expresses an unqualified opinion on those financial statements and includes an explanatory paragraph regarding the Company's adoption of new accounting standards); such consolidated financial statements and reports are included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedules of the Company listed in Item 15. These consolidated financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Deloitte & Touche LLP

Richmond, Virginia
February 26, 2008

## ADVANCE AUTO PARTS, INC.
## SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
### Condensed Parent Company Balance Sheets
### December 29, 2007 and December 30, 2006
### (in thousands, except per share data)

| | December 29, 2007 | December 30, 2006 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 23 | $ 23 |
| Other current assets | 3 | 3 |
| Investment in subsidiary | 1,677,384 | 1,417,907 |
| Total assets | $ 1,677,410 | $ 1,417,933 |
| | | |
| **Liabilities and stockholders' equity** | | |
| Accrued expenses | $ 33 | $ 57 |
| Dividends payable | 5,957 | 6,320 |
| Intercompany payable, net | 647,625 | 380,702 |
| Total liabilities | 653,615 | 387,079 |
| Stockholders' equity | | |
| Preferred stock, nonvoting, $0.0001 par value, 10,000 shares authorized; no shares issued or outstanding | - | - |
| Common stock, voting $0.0001 par value; 200,000 shares authorized; 101,072 shares issued and 99,060 outstanding in 2007 and 105,351 issued and outstanding in 2006 | 10 | 11 |
| Additional paid-in capital | 274,659 | 414,153 |
| Treasury stock, at cost, 2,012 shares in 2007 | (74,644) | - |
| Accumulated other comprehensive income | (701) | 3,472 |
| Retained earnings | 824,471 | 613,218 |
| Total stockholders' equity | 1,023,795 | 1,030,854 |
| Total liabilities and stockholders' equity | $ 1,677,410 | $ 1,417,933 |

The accompanying notes to the condensed parent company financial information are an integral part of this schedule.

## ADVANCE AUTO PARTS, INC.
## SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
### Condensed Parent Company Statements of Operations
### For the Years Ended December 29, 2007, December 30, 2006 and December 31, 2005
### (in thousands, except per share data)

| | For the Years Ended | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Selling, general and administrative expenses | $ 166 | $ 165 | $ 165 |
| Loss before benefit for income taxes | (166) | (165) | (165) |
| Income tax benefit | (60) | (58) | (59) |
| Loss before equity in earnings of subsidiaries | (106) | (107) | (106) |
| Equity in earnings of subsidiaries | 238,423 | 231,425 | 234,831 |
| Net income | $ 238,317 | $ 231,318 | $ 234,725 |
| Net income per basic share | $ 2.30 | $ 2.18 | $ 2.17 |
| Net income per diluted share | $ 2.28 | $ 2.16 | $ 2.13 |
| Average common shares outstanding | 103,826 | 106,129 | 108,318 |
| Dilutive effect of share-based compensation | 828 | 995 | 1,669 |
| Average common shares outstanding - assuming dilution | 104,654 | 107,124 | 109,987 |

The accompanying notes to the condensed parent company financial information are an integral part of this schedule.

**ADVANCE AUTO PARTS, INC.**
**SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT**
**Condensed Parent Company Statements of Cash Flows**
**For the Years Ended December 29, 2007, December 30, 2006 and December 31, 2005**
**(in thousands)**

| | For the Years Ended | | |
|---|---|---|---|
| | **2007** | **2006** | **2005** |
| **Cash flows from operating activities:** | | | |
| Net income | $ 238,317 | $ 231,318 | $ 234,725 |
| Adjustments to reconcile net income to net cash (used in) provided by operations: | | | |
| Equity in earnings of subsidiary | (238,423) | (231,425) | (234,831) |
| Net (increase) decrease in working capital | (24) | 295 | (95) |
| Net cash (used in) provided by operating activities | (130) | 188 | (201) |
| **Cash flows from investing activities:** | | | |
| Change in net intercompany with subsidiaries | 130 | (188) | 201 |
| Net cash provided by (used in) investing activities | 130 | (188) | 201 |
| **Cash flows from financing activities:** | - | - | - |
| Net increase (decrease) in cash and cash equivalents | - | - | - |
| Cash and cash equivalents, beginning of year | 23 | 23 | 23 |
| Cash and cash equivalents, end of year | $ 23 | $ 23 | $ 23 |
| | | | |
| **Supplemental cash flow information:** | | | |
| Interest paid | $ - | $ - | $ - |
| Income taxes paid, net | - | - | - |
| **Noncash transactions:** | | | |
| Repurchase of Parent's common stock by Stores | $ 282,910 | $ 137,560 | $ 101,594 |
| Retirement of common stock | 211,225 | 192,339 | 193,185 |
| Proceeds received by Stores from stock transactions under the Parent's stock subscription plan and Stores' stock option plan | 42,547 | 17,203 | 28,696 |
| Cash dividends paid by Stores on behalf of Parent | 25,152 | 19,153 | - |
| Declared but unpaid cash dividends | 5,957 | 6,320 | - |
| Changes in other comprehensive income | (4,173) | 382 | 2,276 |
| Adoption of FIN No. 48, net of tax | 2,275 | - | - |

The accompanying notes to the condensed parent company financial information are an integral part of this schedule.

# ADVANCE AUTO PARTS, INC.
# SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
## Notes to the Condensed Parent Company Statements
## December 29, 2007 and December 30, 2006
## (in thousands, except per share data)

**1. Presentation**

These condensed financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to those rules and regulations, although management believes that the disclosures made are adequate to make the information presented not misleading.

**2. Organization**

Advance Auto Parts, Inc. ("the Company") is a holding company, which is the 100% shareholder of Advance Stores Company, Incorporated and its subsidiaries ("Stores") during the periods presented. The parent/subsidiary relationship between the Company and Stores includes certain related party transactions. These transactions consist primarily of interest on intercompany advances, dividends, capital contributions and allocations of certain costs. Deferred income taxes have not been provided for financial reporting and tax basis differences on the undistributed earnings of the subsidiaries. The Company fully and unconditionally guarantees the term loan and revolving credit facility of Stores. These debt agreements do not contain restrictions on the payment of dividends, loans or advances between the Company and Stores and Stores' subsidiaries. Therefore, there are no such restrictions as of December 29, 2007 and December 30, 2006.

**3. Summary of Significant Accounting Policies**

**Accounting Period**

The Company's fiscal year ends on the Saturday nearest the end of December, which results in an extra week every several years (the next 53 week fiscal year is 2008). All fiscal years presented include 52 weeks of operations.

**New Accounting Pronouncements**

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value as it related to other accounting pronouncements that require or permit fair value measurements, and expands the disclosures on fair value measurements. In February 2008, the FASB issued a staff position that delays the effective date of SFAS No. 157 for all nonfinancial assets and liabilities except for those recognized or disclosed at least annually. Except for the delay for nonfinancial assets and liabilities, SFAS No. 157 is effective for fiscal years beginning after December 15, 2007 and interim periods within such years. The Company is currently evaluating the impact, if any, of adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of adopting SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations," which replaces SFAS No. 141, "Business Combinations." SFAS No. 141R, among other things, establishes principles and requirements for how an acquirer entity recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any controlling interests in the acquired entity; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Costs of the acquisition will be recognized separately from the business combination. SFAS No. 141R applies to business combinations for fiscal years beginning after December 15, 2008.

See Notes to the Consolidated Financial Statements for Additional Disclosures.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51." SFAS No. 160, among other things, provides guidance and establishes amended accounting and reporting standards for a parent company's noncontrolling interest in a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 to have a material impact on its financial condition, results of operations or cash flows.

## ADVANCE AUTO PARTS, INC.
## SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
## (in thousands)

| Allowance for doubtful accounts receivable: | Balance at Beginning of Period | Charges to Expenses | Deductions | Other | Balance at End of Period |
|---|---|---|---|---|---|
| December 31, 2005 | $ 8,103 | $ 2,081 | $ (6,066) [1] | $ 568 [2] | $ 4,686 |
| December 30, 2006 | 4,686 | 1,228 | (1,274) [1] | - | 4,640 |
| December 29, 2007 | 4,640 | 996 | (1,649) [1] | - | 3,987 |

(1) Accounts written off during the period. These amounts did not impact our statement of operations for any year presented.

(2) Reserves assumed in the acquisition of Autopart International.



Paul W. Klasing, Michael O. Moore, [illegible]
A. Oreson.

| Exhibit Number | Description |
|---|---|
| 10.27(10) | Release and Termination Agreement dated as of October 5, 2006, among Advance Auto, Advance Stores Company, Incorporated and JPMorgan Chase Bank, N.A., as administrative agent. |
| 10.28(11) | Form of Advance Auto Parts, Inc. 2007 Restricted Stock Award. |
| 10.29(11) | Form of Advance Auto Parts, Inc. 2007 Stock Appreciation Right Award. |
| 10.30(12) | Term Loan Credit Agreement dated as of December 4, 2007 among Advance Auto Parts, Inc., Advance Stores Company, Incorporated, as borrower, the lenders party hereto and JPMorgan Chase Bank, N.A. as administrative agent. |
| 10.31(12) | Guarantee Agreement dated as of December 4, 2007 among Advance Auto Parts, Inc. and JPMorgan Chase Bank, N.A., as administrative agent for the lenders. |
| 10.32(13) | Employment Agreement effective January 7, 2008 between Advance Auto Parts, Inc., and Darren R. Jackson. |
| 10.32(15) | Advance Auto Parts, Inc. Executive Incentive Plan. |
| 21.1 | Subsidiaries of Advance Auto. |
| 23.1 | Consent of Deloitte & Touche LLP. |
| 31.1 | Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 | Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

---

(1) Filed on June 4, 1998 as an exhibit to Registration Statement on Form S-4 (No. 333-56013) of Advance Stores Company, Incorporated.

(2) Furnished on November 6, 2001 as an exhibit to Amendment No. 2 to Registration Statement on Form S-4 (No. 333-68858) of Advance Auto Parts, Inc.

(3) Filed on January 22, 2002 as an exhibit to Registration Statement on Form S-4 (No. 333-81180) of Advance Stores Company, Incorporated.

(4) Filed on April 2, 2001 as an exhibit to the Quarterly Report on Form 10-Q of Discount.

(5) Filed on August 16, 2004 as an exhibit to the Quarterly Report on Form 10-Q of Advance Auto Parts, Inc.

(6) Filed on May 20, 2004 as an exhibit to Current Report on Form 8-K of Advance Auto Parts, Inc.

(7) Filed on November 9, 2004 as an exhibit to Current Report on Form 8-K of Advance Auto Parts, Inc.

(8) Filed on March 16, 2006 as an exhibit to the Annual Report on Form 10-K of Advance Auto Parts, Inc.

(9) Filed on April 6, 2006 as an exhibit to the Annual Report on Form 8-K of Advance Auto Parts, Inc.

(10) Filed on October 12, 2006 as an exhibit to Current Report on Form 8-K of Advance Auto Parts, Inc.

(11) Filed on February 26, 2007 as an exhibit to Current Report on Form 8-K of Advance Auto Parts, Inc.

(12) Filed on December 10, 2007 as an exhibit to Current Report on Form 8-K of Advance Auto Parts, Inc.

(13) Filed on January 11, 2008 as an exhibit to Current Report on Form 8-K of Advance Auto Parts, Inc.

(14) Filed on February 19, 2008 as an exhibit to Current Report on Form 8-K of Advance Auto Parts, Inc.

(15) Filed on April 11, 2007 as an exhibit to the Definitive Proxy Statement of Advance Auto Parts, Inc.

### Executive Officers

**Darren R. Jackson**
President and
Chief Executive Officer

**Kevin P. Freeland**
Executive Vice President,
Supply Chain and IT

**Elwyn G. Murray III**
Executive Vice President,
Customer Development Officer

**Michael A. Norona**
Executive Vice President,
Chief Financial Officer and
Secretary

**Keith A. Oreson**
Senior Vice President,
Human Resources

**Jimmie L. Wade**
Executive Vice President,
Customer Experience Officer

### Senior Leadership Team

**Ricardo S. Coro**
Senior Vice President,
Information Technology and
Chief Information Officer

**Michael S. Fogarty**
Senior Vice President,
Operations Support

**Paul W. Klasing**
Senior Vice President,
Corporate Development

**Jill A. Livesay**
Senior Vice President,
Controller

**Donald L. Lockard, Jr.**
Senior Vice President,
Store Operations, West

**Geoffrey R. McCarty**
Senior Vice President,
Marketing and Advertising

**Tom Merk**
Senior Vice President,
Store Operations, Southeast

**Roger A. Patkin**
President and
Chief Executive Officer,
Autopart International, Inc.

**Kurt R. Schumacher**
Senior Vice President,
Store Operations, Florida

**Kenneth A. Wirth, Jr.**
Senior Vice President,
Store Operations, North

**Randall A. Young**
Senior Vice President,
Real Estate

### Stockholder Information

**CORPORATE OFFICES:**
5008 AIRPORT ROAD
ROANOKE, VIRGINIA 24012
(540) 362-4911

**INTERNET SITE:**
WWW.ADVANCEAUTOPARTS.COM

**ANNUAL MEETING:**
MAY 15, 2008 AT 8:30 AM (EDT)
THE HOTEL ROANOKE AND
CONFERENCE CENTER
110 SHENANDOAH AVENUE, NW
ROANOKE, VIRGINIA 24016

**COMMON STOCK:**
TICKER SYMBOL: **AAP**
LISTING: **NEW YORK STOCK EXCHANGE**

**REGISTRAR AND TRANSFER AGENT:**
BNY MELLON
SHAREOWNER SERVICES
P.O. BOX 358015
PITTSBURGH, PA 15252-8015
(866) 865-6327

**TDD FOR HEARING-IMPAIRED:**
(800) 231-5469

**FOREIGN STOCKHOLDERS:**
(201) 680-6578

**TDD FOREIGN STOCKHOLDERS:**
(201) 680-6610

**INTERNET SITE:**
WWW.BNYMELLON.COM/
SHAREOWNER

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:**
DELOITTE & TOUCHE LLP
1750 TYSONS BLVD.
MCLEAN, VIRGINIA 22102

**SEC FORM 10-K: Stockholders may obtain free of charge a copy of the Advance Auto Parts Annual Report on Form 10-K as filed with the Securities and Exchange Commission by writing to the Investor Relations Department, P.O. Box 2710, Roanoke, Virginia 24001 or by accessing the Company's web site at AdvanceAutoParts.com.**



John C. Brouillard



Lawrence P. Castellani



Darren R. Jackson



Nicholas J. LaHowchic



William S. Oglesby



Gilbert T. Ray



Carlos A. Saladrigas



William L. Salter



Francesca M. Spinelli

**JOHN C. BROUILLARD** [1]
NON-EXECUTIVE
CHAIRMAN OF THE BOARD,
RETIRED CHIEF ADMINISTRATIVE
AND FINANCIAL OFFICER,
H.E. BUTT GROCERY COMPANY

**LAWRENCE P. CASTELLANI** [3]
RETIRED CHIEF
EXECUTIVE OFFICER,
ADVANCE AUTO PARTS, INC.

**DARREN R. JACKSON**
PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
ADVANCE AUTO PARTS, INC.

**NICHOLAS J. LAHOWCHIC** [1, 3]
RETIRED EXECUTIVE
VICE PRESIDENT,
LIMITED BRANDS, INC.

**WILLIAM S. OGLESBY** [3*, 4]
SENIOR MANAGING DIRECTOR,
THE BLACKSTONE GROUP, L.P.

**GILBERT T. RAY** [2, 4*]
RETIRED PARTNER,
O'MELVENY & MYERS, LLP

**CARLOS A. SALADRIGAS** [1*]
CHAIRMAN,
PREMIER AMERICAN BANK

**WILLIAM L. SALTER** [2, 4]
RETIRED PRESIDENT OF THE
SPECIALTY RETAIL DIVISION,
SEARS, ROEBUCK AND CO.

**FRANCESCA M. SPINELLI** [2*]
SENIOR VICE PRESIDENT,
PEOPLE, PETSMART, INC.

1 – Audit Committee

2 – Compensation Committee

3 – Finance Committee

4 – Nominating and Corporate Governance Committee

* Denotes Committee Chair

# Board of Directors

Advance Auto Parts

*Keep the wheels turning.*

END

5008 AIRPORT ROAD ROANOKE, VIRGINIA 24012 | 540.362.4911 ADVANCEAUTOPARTS.COM